Exhibit 99.1

# ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Listed Company NIRE 35300010230

## ANNOUNCEMENT TO THE MARKET

**Itaú Unibanco Holding S.A.**
**4th Quarter 2018 Result**

Itaú Unibanco Holding S.A. ("Company") announces to its stockholders and the market at large that the Complete Financial Statements for the year ended December 31, 2018 and the Management Discussion & Analysis for the 4th quarter of 2018 are already available on the Company's Investor Relations website (www.itau.com.br/investor-relations).

Additionally, we forward the information described below:

- Institutional Presentation of the 4th quarter of 2018 **(Attachment 01)**;
- Presentation to be used at the meeting with the press on the quarterly result, to be held on February 5, 2019 at 9:30 am (Brasília official time) **(Attachment 02)**;
- Press release **(Attachment 03)**;
- Presentation to be used at public conference calls on the quarterly result, to be held on February 5, Tuesday, in English at 11:00 am (Brasília official time) and in Portuguese at 12:30 pm (Brasília official time) **(Attachment 04)**.

The expectations presented above are based on information available up to the moment and involve risks, uncertainties, and assumptions that may be beyond our control.

These disclosures strengthen our commitment to transparency in our disclosures to the many strategic audiences we have.

São Paulo - SP, February 4, 2019.

**Alexsandro Broedel**
Group Executive Finance Director and Head of Investor Relations

fls.2 Attachment 01 fls.2 Attachment 01

4Q18 Institutional Information4Q18 Institutional Information

4Q18 This presentation contains forward-looking statements regarding Itaú Unibanco Holding, its subsidiaries and affiliates - anticipated synergies, growth plans, projected results and future strategies. Although these forward-looking statements reflect management’s good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to our ability to realize the amount of the projected synergies and the timetable projected, as well as economic, competitive, governmental and technological factors affecting Itaú Unibanco Holding’s operations, markets, products and prices, and other factors detailed in Itaú Unibanco Holding’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. Itaú Unibanco Holding undertakes in duty to update any of the projections contained herein. This presentation contains managerial numbers that may be different from those presented in our financial statements. The calculation methodology for those managerial numbers is presented in Itaú Unibanco Holding’s quarterly earnings report. To obtain further information on factors that may give rise to results different from those forecast by Itaú Unibanco Holding, please consult the reports filed with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) and with the U.S. Securities and Exchange Commission (SEC), including Itaú Unibanco Holding’s most recent Annual Report on Form 20F.4Q18 This presentation contains forward-looking statements regarding Itaú Unibanco Holding, its subsidiaries and affiliates - anticipated synergies, growth plans, projected results and future strategies. Although these forward-looking statements reflect management’s good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to our ability to realize the amount of the projected synergies and the timetable projected, as well as economic, competitive, governmental and technological factors affecting Itaú Unibanco Holding’s operations, markets, products and prices, and other factors detailed in Itaú Unibanco Holding’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. Itaú Unibanco Holding undertakes in duty to update any of the projections contained herein. This presentation contains managerial numbers that may be different from those presented in our financial statements. The calculation methodology for those managerial numbers is presented in Itaú Unibanco Holding’s quarterly earnings report. To obtain further information on factors that may give rise to results different from those forecast by Itaú Unibanco Holding, please consult the reports filed with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) and with the U.S. Securities and Exchange Commission (SEC), including Itaú Unibanco Holding’s most recent Annual Report on Form 20F.

Disclaimer Corpbanca Pro Forma Information st The merger between Itaú Chile and CorpBanca was concluded on April, 1 2016. As from the second quarter of 2016, Itaú CorpBanca, the company resulting from this merger, was consolidated in our financial statements, as we are the controlling shareholder of the new bank. In order to allow comparison with previous periods, we are presenting historical pro forma data, that is, the combined result of Itaú Unibanco and CorpBanca for the periods previous to the second quarter of 2016, in the Management Discussion & Analysis report and in this presentation. The pro forma statements above mentioned were prepared considering all lines of the income statement, including 100% of Itaú CorpBanca’s result. The result related to the minority shareholders is shown in the “minority interests in subsidiaries” line, for both CorpBanca and Itaú Chile. As the data was prepared to demonstrate, on a retroactively basis, the effect of a transaction occurred in a subsequent date, there are limits inherent to pro forma information. The data was provided for illustration purposes only and should not be taken as a demonstration of the result that would have been achieved if the merger had occurred on a previous date, nor do they indicate any future result of the combined company. Consolidation of Citibank The consolidation of Citibank began on October 31, 2017, with impact on our net income in November and December 2017. As from the first quarter of 2018, we have started to present Citibank’s operations in Brazil line by line in our managerial income statement. For comparison purposes, we reprocessed the fourth quarter of 2017 to also present Citibank’s operations in Brazil in all lines of our managerial income statement (presented on a specific line in the 4Q17). page 3Disclaimer Corpbanca Pro Forma Information st The merger between Itaú Chile and CorpBanca was concluded on April, 1 2016. As from the second quarter of 2016, Itaú CorpBanca, the company resulting from this merger, was consolidated in our financial statements, as we are the controlling shareholder of the new bank. In order to allow comparison with previous periods, we are presenting historical pro forma data, that is, the combined result of Itaú Unibanco and CorpBanca for the periods previous to the second quarter of 2016, in the Management Discussion & Analysis report and in this presentation. The pro forma statements above mentioned were prepared considering all lines of the income statement, including 100% of Itaú CorpBanca’s result. The result related to the minority shareholders is shown in the “minority interests in subsidiaries” line, for both CorpBanca and Itaú Chile. As the data was prepared to demonstrate, on a retroactively basis, the effect of a transaction occurred in a subsequent date, there are limits inherent to pro forma information. The data was provided for illustration purposes only and should not be taken as a demonstration of the result that would have been achieved if the merger had occurred on a previous date, nor do they indicate any future result of the combined company. Consolidation of Citibank The consolidation of Citibank began on October 31, 2017, with impact on our net income in November and December 2017. As from the first quarter of 2018, we have started to present Citibank’s operations in Brazil line by line in our managerial income statement. For comparison purposes, we reprocessed the fourth quarter of 2017 to also present Citibank’s operations in Brazil in all lines of our managerial income statement (presented on a specific line in the 4Q17). page 3

Agenda 1. Our Profile 2. Corporate Governance 3. Business Overview 4. Financial Highlights 5. Information Technology 6. Itaú Unibanco in Capital Markets 7. Sustainability As of February 04, 2019Agenda 1. Our Profile 2. Corporate Governance 3. Business Overview 4. Financial Highlights 5. Information Technology 6. Itaú Unibanco in Capital Markets 7. Sustainability As of February 04, 2019

Our Profile 1Our Profile 1

# Itaú Unibanco at a Glance

## Leading position in Brazil

- US$88.3 billion market cap (1)
- 100,335 employees in Brazil and abroad
- 4,940 branches and CSBs in Brazil and abroad
- 48,476 ATMs in Brazil and abroad
- Around 49,7 million clients in the Retail Bank
- Brazilian multinational bank
- Major provider of finance for the expansion of Brazilian companies
- In 2017 Itaú Unibanco was elected the The Best Company in People Management (by "Valor Carreira" magazine) and also recognized as a pro-ethics company (Pró-Ética), an initiative between the Office of the Comptroller General[2] with the private sector, which encourages the voluntary adoption of integrity measures and corruption prevention in the business sector, being the only financial institution among the companies approved.

## Global Footprint of Brazil's Top Private Sector Bank | as of December 31, 2018



(1) As of December 31, 2018. Source: Economatica. (2) Controladoria-Geral da União (CGU).

## Financial Highlights and Ratios

As of and for the quarter ended December 2018

### Highlights

| | |
|---|---|
| Total Assets | R$1649.6 Bi |
| Total Loans [1] | R$636.9 Bi |
| Stockholders' Equity | R$131.8 Bi |
| Recurring Net Income 2018 [2] | R$25.7 Bi |
| Recurring Net Income 4Q18 [2] | R$6.5 Bi |
| Long Term Foreign Currency (Itaú Unibanco Holding) | Moody´s: Ba3<br>Fitch: BB<br>S&P: BB- |

### Financial Ratios

| | |
|---|---|
| Recurring ROE 2018 [3] | 21.9% |
| Recurring ROE 4Q18 [4] | 21.8% |
| Efficiency Ratio 2018 [5] | 47.6% |
| Efficiency Ratio 4Q18 [5] | 48.7% |
| Liquidity Coverage Ratio | 172% |
| Tier I Capital - BIS III [6] | 15.9% |

(1) Includes financial guarantees provided and corporate securities.
(2) Represents Net Income adjusted for certain non recurring events described in the 4Q18 MD&A – Executive Summary.
(3) Calculated using Recurring Net Income / Average Equity. For annualized calculation method, please refer to Historical Series Spreadsheet.
(4) Calculated using Recurring Net Income / Average Equity. For annualized calculation method, please refer to the 4Q18 MD&A – Executive Summary.
(5) See "Efficiency Ratio" slides in this presentation for criteria.
(6) Includes impacts from schedule anticipation of deductions and does not consider the additional dividend and interest on own capital;

Itaú Unibanco Holding S.A.

page 6

Our Vision Vision: To be the leading bank in sustainable performance and customer satisfaction • Implement a customer satisfaction-oriented culture, that is business-driven, through a simplified operational structure • Maximize shareholder returns, aiming at firm-wide growth • We aspire to be the preferred bank for top talents at every level • Attract and retain committed professionals with high ethical standards and strong organizational pride • Shared leadership, conquered through talent and commitment to excellence, focused on meritocracy • Create an atmosphere that inspires creativity, entrepreneurialism and the exchange of ideas • Pursue a cutting-edge technology, striving to best serve our client needs, ultimately creating value • Uphold the highest ethical standards in the relationship with clients, employees, regulators, society and the markets page 7Our Vision Vision: To be the leading bank in sustainable performance and customer satisfaction • Implement a customer satisfaction-oriented culture, that is business-driven, through a simplified operational structure • Maximize shareholder returns, aiming at firm-wide growth • We aspire to be the preferred bank for top talents at every level • Attract and retain committed professionals with high ethical standards and strong organizational pride • Shared leadership, conquered through talent and commitment to excellence, focused on meritocracy • Create an atmosphere that inspires creativity, entrepreneurialism and the exchange of ideas • Pursue a cutting-edge technology, striving to best serve our client needs, ultimately creating value • Uphold the highest ethical standards in the relationship with clients, employees, regulators, society and the markets page 7

Our Way 1. It’s only good for us if it’s good for the client We are people providing service to people, with passion and excellence. We work with the client and for the client – because they are the main reason behind why we do what we do. 2. We’re passionate about performance Generating sustainable results is in our DNA. The continuous challenge of seeking leadership in performance has brought us to where we are – and will continue guiding our company towards our objectives. 3. People mean everything to us Everything we do is carried out by people. Talented people who enjoy working in a collaborative atmosphere, based on meritocracy and high performance. 4. The best argument is the one that matters We encourage a challenging work environment, which is open to questioning and constructive discussion. For us, the hierarchy which counts is the hierarchy of the best idea. 5. Simple. Always We believe that simplicity is the best path to efficiency. That’s why we strive not to mistake depth for complexity, and simplicity for simplism. 6. We think and act like owners We always think like business owners, leading by example and putting collective objectives before personal ambition. 7. Ethics are non-negotiable We do what is right, without using shortcuts or devious ways to do business. We exercise leadership in a transparent and responsible way, fully committed to society and the best governance and management practices. page 8Our Way 1. It’s only good for us if it’s good for the client We are people providing service to people, with passion and excellence. We work with the client and for the client – because they are the main reason behind why we do what we do. 2. We’re passionate about performance Generating sustainable results is in our DNA. The continuous challenge of seeking leadership in performance has brought us to where we are – and will continue guiding our company towards our objectives. 3. People mean everything to us Everything we do is carried out by people. Talented people who enjoy working in a collaborative atmosphere, based on meritocracy and high performance. 4. The best argument is the one that matters We encourage a challenging work environment, which is open to questioning and constructive discussion. For us, the hierarchy which counts is the hierarchy of the best idea. 5. Simple. Always We believe that simplicity is the best path to efficiency. That’s why we strive not to mistake depth for complexity, and simplicity for simplism. 6. We think and act like owners We always think like business owners, leading by example and putting collective objectives before personal ambition. 7. Ethics are non-negotiable We do what is right, without using shortcuts or devious ways to do business. We exercise leadership in a transparent and responsible way, fully committed to society and the best governance and management practices. page 8

# Medium and Long-Term Strategic Agenda

## CORPORATE GOVERNANCE AND SUSTAINABILITY

### PERMEATE ALL EFFORTS ON KEY STRATEGIC OBJECTIVES

Commitment to **permanently improve corporate governance** plays a vital role in protecting stakeholders' interests.

We incorporate sustainability into our strategy through a consolidated governance structure that is integrated with our business, thus making environmental and social issues part of our everyday activities, by incorporating variables on these issues into diverse processes, such as credit granting, investments, insurance activities, contracting of suppliers, and wealth management. We aim at **creating a virtuous cycle on the path towards sustainable performance**, which can only be met by collaborative work involving our main stakeholders: **employees; clients; shareholders and society**.

## TRANSFORMATION

### Client Centricity

to embrace this concept to the fullest in order to always develop **products and a "service culture" focused on client satisfaction and long-term relationships.**

### Digital

to speed up our digital transformation process to **increase the productivity of IT area and spread a digital mindset throughout the bank** to improve efficiency, user experience and client satisfaction.

### People Management

to improve our incentive model and evaluation tools **to contemplate the new dynamics of cooperative work**, making them effective to fairly assess individual deliveries within cross-functional teams.

## CONTINUOUS IMPROVEMENT

### Risk Management

to endeavor our efforts to **fully comply with the Risk Appetite guidelines**. Managing risks is the essence of our activity and a responsibility of all employees.

### Internationalization

moving forward in the internationalization process does not necessarily mean to take activities to new countries, but **to reach, in the countries we are present in, the same management quality and results we have in Brazil.**

### Sustainable Profitability

to **continuously increase the efficiency of our operations**, having the ability to identify opportunities to reduce costs, managing investments to gain agility, in addition to efficiently managing capital allocation through adequate cost of equity.

Itaú Unibanco Holding S.A.

page 9

# Itaú Unibanco Global Footprint

**Itaú Unibanco has an important presence in key financial centers supported by a unique recognition and reputation.**

We want to be recognized as: **The Latin American Bank**



CIB
NY, Cayman, Bahamas
Institutional Clients / Asset
NY, Cayman
Private Banking
Cayman, Bahamas, Miami
CIB / Institutional Clients
Mexico
CIB
Brazil, Argentina, Chile, Peru, Colombia, Uruguay, Paraguay, Panama
Institutional Clients / Asset
Brazil, Argentina, Chile
Private Banking
Brazil, Chile, Paraguay
Retail Banking
Brazil, Argentina, Chile, Paraguay, Uruguay, Colombia, Panama
CIB
London, Lisbon, Madrid, Paris, Frankfurt
Institutional Clients / Asset
London
Private Banking
Zurich
CIB / Institutional Clients / Asset
Tokyo, Dubai

Itaú Unibanco Holding S.A.

page 10

1 A History of Successful Strategic Deals Acquisition of the remaining 50% of: Retail - Brazil Uruguay NACIONAL Acquisition of the Banco Itaú BMG Consignado minority interest of: Casa Moreira Salles Acquisition of a 1924 minority interest in: Unibanco 1995 - 1998 2000 - 2003 2004 - 2007 Merger 2008 2009 - 2018 Itaú 1944 Foundation of Banco Itaú Alliance with: BEG Banco del Buen Ayre (1) Includes mergers, acquisitions, joint-ventures and partnerships. page 111 A History of Successful Strategic Deals Acquisition of the remaining 50% of: Retail - Brazil Uruguay NACIONAL Acquisition of the Banco Itaú BMG Consignado minority interest of: Casa Moreira Salles Acquisition of a 1924 minority interest in: Unibanco 1995 - 1998 2000 - 2003 2004 - 2007 Merger 2008 2009 - 2018 Itaú 1944 Foundation of Banco Itaú Alliance with: BEG Banco del Buen Ayre (1) Includes mergers, acquisitions, joint-ventures and partnerships. page 11

Corporate Governance 2Corporate Governance 2

# Corporate Governance at Itaú Unibanco

## Strengths of our structure

- Family ownership ensuring a long-term view
- Professional management team
- Strong corporate governance
- Broad shareholder base (52.78% of our shares in free float)



Free Float*
Egydio de Souza Aranha Family
Moreira Salles Family
100.00% Total
Cia. E. Johnston de Participações
36.73% ON
81.39% PN
66.04% Total
63.27% ON
18.61% PN
32.96% Total
50.00% ON
33.47% Total
Itaúsa
50.00% ON
100.00% PN
66.53% Total
IUPAR
39.21% ON
0.003% PN
20.00% Total
51.71% ON
26.38% Total
Itaú Unibanco Holding S.A.
Non Voting Shares
Free Float
Brazilian investors in B3
Foreigners in NYSE
32%
29%
4.7 bn (number of shares)
39%
Foreigners in B3
Free Float*
7.82% ON
99.60% PN
52.78% Total

Note: ON = Common Shares; PN = Non-voting Shares. (*) Excluding shares held by majority owners and treasury shares.

Itaú Unibanco Holding S.A.

page 13

IUPAR (Itaú Unibanco Participações) and Itaú Unibanco Governance Alignment and union among shareholders; Family control Group´s vision, mission and values; IUPAR Significant mergers & acquisitions; (Itaú Unibanco with a strategic Nominations to the Board of Directors and CEO; long-term vision Participações) Performance evaluation and admission of family members; Discussion and approval of the long-term strategy. Definition and monitoring of the company’s strategy; Mergers & acquisitions; Professional management Monitor the Executive Committee performance; Establishment of Nomination of executive officers (meritocracy); Itaú Unibanco operational parameters Budget approval; Board of Directors Definition and supervision of risk appetite and policies relating to the use of capital; Definition and monitoring of incentive and compensation models and goal setting; Supervision of the technology strategy; Definition of meritocracy policies; Supervision of the business operation. Implementation of Board of Directors’ guidelines and Value creation Executive goals; Committee Operation of the businesses and strategy for products Implementation of strategy and day-to-day management and segments; Ensure better allocation and management of financial, operational and human resources; Monitoring of market, credit and operational risks; Operate the Bank with a view to creating value. page 14IUPAR (Itaú Unibanco Participações) and Itaú Unibanco Governance Alignment and union among shareholders; Family control Group´s vision, mission and values; IUPAR Significant mergers & acquisitions; (Itaú Unibanco with a strategic Nominations to the Board of Directors and CEO; long-term vision Participações) Performance evaluation and admission of family members; Discussion and approval of the long-term strategy. Definition and monitoring of the company’s strategy; Mergers & acquisitions; Professional management Monitor the Executive Committee performance; Establishment of Nomination of executive officers (meritocracy); Itaú Unibanco operational parameters Budget approval; Board of Directors Definition and supervision of risk appetite and policies relating to the use of capital; Definition and monitoring of incentive and compensation models and goal setting; Supervision of the technology strategy; Definition of meritocracy policies; Supervision of the business operation. Implementation of Board of Directors’ guidelines and Value creation Executive goals; Committee Operation of the businesses and strategy for products Implementation of strategy and day-to-day management and segments; Ensure better allocation and management of financial, operational and human resources; Monitoring of market, credit and operational risks; Operate the Bank with a view to creating value. page 14

# Itaú Unibanco Board of Directors and Executive Committees

## Board of Directors

**Co-Chairman**
Pedro Moreira Salles

**Co- Chairman**
Roberto Egydio Setubal

**Directors**

Alfredo Egydio Setubal
Amos Genish [1]
Ana Lúcia de Mattos Barretto Villela
Fábio Colletti Barbosa [1]
Gustavo Jorge Laboissière Loyola [1]
João Moreira Salles
José Galló [1]
Marco Ambrogio Crespi Bonomi
Pedro Luiz Bodin de Moraes [1]
Ricardo Villela Marino

## Executive Committees

**Chief Executive Officer (CEO)**
Candido Botelho Bracher
- Ombudsman

**General Directors**

**Wholesale**
- Large and Medium Corporates
- Asset Management
- Institutional Treasury
- Private Bank
- Custody
- Latin America
- Investment Banking

**Retail**
- Branches
- Cards
- REDE
- Real Estate
- Insurance
- Vehicles
- Consortia
- Payroll

**Executive Vice Presidents**

**IT and Operations**
- IT
- Operations
- Procurement

**Risks and Finance**
- Risks
- Finance

**Legal and Human Resources**
- Legal and Internal
- Human Resources
- Corporate Communication
- Institutional and Governmental Relations
- Marketing
- Sustainability

(1) Independent Director.

Itaú Unibanco Holding S.A.
page 15
Itaú

# Risk Management Structure



Capital and Risk Management Committee
Pedro Bodin [1]
Board of Directors
Pedro Moreira Salles
Roberto Egydio Setubal
Audit Committee
Gustavo Loyola [1]
Internal Audit
Paulo Miron
3rd line of defense
Independent review of the activities developed by the institution.
Itaú Unibanco Holding
President and CEO
Candido Bracher
General Wholesale Office
Caio David
General Retail Office
Marcio Schettini
Risk and Finance Control and Management Department
Milton Maluhy
Executive Finance and Market Risk Control Office
Investor Relations Office
Operational Risk and Compliance Executive Office
Credit Risk and Modeling Office
Legal, Institutional and Personnel Dept.
Claudia Politanski
Technology and Operations Department
André Sapoznik
1st line of defense
Manages risks originated by these offices; its role is to:
Identify
Assess
Control
Report
2nd line of defense
Ensures that risks are managed according to:
Risk appetite
Policies
Procedures

(1) Independent Director.

Itaú Unibanco Holding S.A.

page 16

Governance Structure at Itaú Unibanco Shareholder’s Meeting Fiscal Council Board of Directors Audit Personnel Related Nomination Risk and Capital Strategy Compensation International Digital Committee Committee Parties and Corporate Management Committee Committee Advisory Advisory Committee Governance Committee Board Board Committee Internal Audit Independent Audit Board of Officers Disclosure and Trading Committee page 17Governance Structure at Itaú Unibanco Shareholder’s Meeting Fiscal Council Board of Directors Audit Personnel Related Nomination Risk and Capital Strategy Compensation International Digital Committee Committee Parties and Corporate Management Committee Committee Advisory Advisory Committee Governance Committee Board Board Committee Internal Audit Independent Audit Board of Officers Disclosure and Trading Committee page 17

Credit Risk Policies Hierarchy § Defines and monitors Risk Appetite; Board of Directors and § Approval of policies, strategies and definition of minimum Capital and Risk Management Committee expected return on capital; § Improvement of Risk Culture. § Defines a Global Policy; 1 § Approves policies having the most significant impact on EC ; Executive Committee § Monitors Portfolio and Risk Appetite; § Credit Strategy. § Defines and approves policies having the less significant impact General Office 1 on EC . and Risk Dept. (1) EC = Economic Capital. page 18Credit Risk Policies Hierarchy § Defines and monitors Risk Appetite; Board of Directors and § Approval of policies, strategies and definition of minimum Capital and Risk Management Committee expected return on capital; § Improvement of Risk Culture. § Defines a Global Policy; 1 § Approves policies having the most significant impact on EC ; Executive Committee § Monitors Portfolio and Risk Appetite; § Credit Strategy. § Defines and approves policies having the less significant impact General Office 1 on EC . and Risk Dept. (1) EC = Economic Capital. page 18

Risk Appetite Defined by the Board of Directors Principles Statement Dimensions § Sustainability and customer § Optimization of capital § Reputation; satisfaction; allocation; § Liquidity; § Risk pricing;§ Low volatility in results; § Capitalization; § Operational excellence;§ Regional focus; § Operational Risk; § Breakdown of results; § Diversification;§ Alignment with “Our Way”; § Credit. § Risk Culture;§ Diversification of businesses. § Ethics and regulatory compliance. Credit Metrics Concentration by countries Highest credit VaR 1 Concentration by segments Exposure by ratings Concentration by industry Highest exposures Maximum PD 2 (1) VAR = Value at Risk; (2) PD = Probability of default. page 19Risk Appetite Defined by the Board of Directors Principles Statement Dimensions § Sustainability and customer § Optimization of capital § Reputation; satisfaction; allocation; § Liquidity; § Risk pricing;§ Low volatility in results; § Capitalization; § Operational excellence;§ Regional focus; § Operational Risk; § Breakdown of results; § Diversification;§ Alignment with “Our Way”; § Credit. § Risk Culture;§ Diversification of businesses. § Ethics and regulatory compliance. Credit Metrics Concentration by countries Highest credit VaR 1 Concentration by segments Exposure by ratings Concentration by industry Highest exposures Maximum PD 2 (1) VAR = Value at Risk; (2) PD = Probability of default. page 19

# Risk Appetite (as approved by the Board of Directors)

## The Risk Appetite...

**establishes the types and levels of risk acceptable to the bank, within which management seeks to maximize value creation.**

**It is based on Board of Directors Statement**

"We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correct price for risk, well-distributed funding and proper use of capital."

**Guided by the Principles of Risk Management**

- Sustainability and customer satisfaction
- Risk culture
- Price for risk
- Diversification
- Operational excellence
- Ethics and respect for regulation

**and monitored by 43 metrics inserted in the day-to-day of business management**

Dimensions

**Capitalization**
- Capital ratios in normal and stress situations
- Debt issuance ratings

**Liquidity**
- Short and mid-term liquidity indicators

**Results Composition**
- Largest credit risk
- Largest exposures and by rating brackets
- Concentration by sectors, countries and segments
- Concentration of market risk

**Operational Risk**
- Operational losses events
- Information technology

**Reputation**
- Suitability indicators
- Media Exposure
- Customer complaint tracking
- Regulatory compliance

Itaú Unibanco Holding S.A.

page 20

Itaú

# Retail Management – Individuals and Small and Middle Companies

STATISTICAL MODELS

Lowest risk — Risk Level — Highest Risk

POLICY
Variables that distinguishes risk

| | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 100 | 100 | 102 | 98 | 114 | 94 | 123 | 89 | 128 | 88 | 148 | 88 | 153 | 88 |
| 100 | 100 | 104 | 101 | 102 | 95 | 101 | 89 | 106 | 90 | 112 | 99 | 124 | 94 |
| 115 | 91 | 115 | 91 | 116 | 92 | 130 | 93 | 148 | 88 | 157 | 81 | 167 | 79 |
| 110 | 91 | 112 | 102 | 114 | 97 | 113 | 92 | 118 | 96 | 121 | 77 | 130 | 91 |
| 114 | 86 | 118 | 87 | 134 | 79 | 136 | 74 | 169 | 72 | 166 | 67 | 179 | 65 |
| 114 | 82 | 122 | 99 | 127 | 85 | 130 | 77 | 142 | 115 | 173 | 73 | 155 | 65 |

Fictitious figures (Basis 100 = lowest risk cell).

Higher risk

| | | | |
|---|---|---|---|
| Default Rate | 116 | 92 | RAROC (Risk Adjusted Return on Capital) |
| Loss/Revenue | 114 | 97 | ROE (Return on Equity) |

**Management tool (tightening and easing credit standards)**
Data adjusted to expected future macroeconomic scenario

Itaú Unibanco Holding S.A.

page 21

Itaú

Credit Offer Based on Future Scenario STATISTICAL MODELS Highest Lowest Risk Level risk risk Credit Available Base Scenario Credit Not Available Credit Not Available Highest risk Positive future expectation Negative future expectation Risk Level Risk Level Credit Available Credit Available Credit Not Available Credit Not Available Tightening of credit, maintaining the same Easing of credit, maintaining the same appetite appetite page 22 POLICY POLICYCredit Offer Based on Future Scenario STATISTICAL MODELS Highest Lowest Risk Level risk risk Credit Available Base Scenario Credit Not Available Credit Not Available Highest risk Positive future expectation Negative future expectation Risk Level Risk Level Credit Available Credit Available Credit Not Available Credit Not Available Tightening of credit, maintaining the same Easing of credit, maintaining the same appetite appetite page 22 POLICY POLICY

Business Overview 3Business Overview 3

# Universal Bank [1]

## RETAIL BANKING

### RETAIL AND REAL ESTATE CREDIT

4,428 branches and client service branches and 47,301 ATMs in Brazil;

**Premier banking brand** in Brazil;

Strategically positioned for **growth in mortgage market** (partnerships with Lopes).

### CREDIT CARD AND CONSUMER FINANCE

Approximately **32.4 million credit card accounts** and **28.1 million debit card accounts**;

**Leader in Brazilian credit card market**, extensive number of joint ventures and partnerships with retailers.

### VEHICLES

Total portfolio for individuals of **R$15.9 billion**;

Lease and finance through **over 10 thousand dealers.**

### INSURANCE OPERATIONS

**One of the largest players in Brazil** based on direct premiums;

**Association with Porto Seguro** for auto and residential insurance;

**4Q18 net income: R$547 million**

### SMALL COMPANY

Small and Medium Enterprises with annual sales up to R$30 million.



RETAIL AND REAL ESTATE CREDIT
ITAÚ BBA (CORPORATE, IB AND TREASURY)
LATAM
WEALTH MANAGEMENT SERVICES
MIDDLE COMPANY
SMALL COMPANY
INSURANCE[2]
VEHICLES
CREDIT CARD AND CONSUMER FINANCE
Itaú
UNIVERSAL BANK

## WHOLESALE BANKING

### ITAÚ BBA

**Full coverage** of corporate clients with annual sales above R$ 200 million;

**Leadership in IB products** with top positions in major league tables;

**Treasury operations** for the conglomerate.

### LATAM

Purpose: to be recognized as **"The Latin American Bank"**;

Retail presence in Latin America (ex-Brazil): Argentina, Chile, Paraguay, Uruguay, Colombia, Panama.

### WEALTH MANAGEMENT AND SERVICES

Total assets under administration of approximately **R$1,131 billion**;

**Leader in Private banking services** in Latin America.

### MIDDLE COMPANY

Corporate clients with annual sales from R$30 million to R$200 million.

(1) December 31, 2018 figures; (2) Includes Insurance, Pension Plan and Premium Bond operations.

Itaú Unibanco Holding S.A.

page 24

# Client Segmentation

**Individuals Segmentation**
by monthly income

**Private Bank**
>R$5 million in total investment

**Personnalité**
>R$10 thousand or >R$100 thousand in total investments

**Uniclass**
>R$4 thousand up to R$10 thousand

**Retail**
up to R$4 thousand



Wholesale Banking
Retail Banking

**Companies Segmentation**
by annual sales

**Ultra**
over R$4 billion or >R$750 million debt*

**Large**
>R$400 million up to R$4 billion or >R$200 million debt*

**Corporate**
>R$200 million up to R$400 million

**Middle**
>R$30 million up to R$200 million

**Very Small and Small Companies**
up to R$30 million

*total exposure, includes financial guarantees provided and corporate securities.

Itaú Unibanco Holding S.A.

page 25

# Retail in Brazil

## Presence in Brazil [1] (As of December 31, 2018)


North
115
Northeast
340
Midwest
314
Southeast
2,971
South
672

Brazil: 4,412
Abroad + IBBA: 528
Total: 4,940

## Automated Teller Machines (ATMs) in Brazil [2]


44,947
45,182
45,353
45,502
45,769
45,891
46,463
46,712
47,301
26
21
15
8
7
7
7
3
648
635
626
617
613
608
610
598
592
19,868
20,516
20,809
20,937
21,195
21,423
22,086
22,431
23,049
24,405
24,010
23,903
23,940
23,954
23,853
23,760
23,680
23,660
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Brazil 3
Banco 24Horas
ESB 4
Third Party Locations 5

## Branches and Client Service Branches (CSB) in Brazil [6,7]


4,554
4,454
4,413
4,397
4,454
4,451
4,388
4,404
4,428
135
144
154
156
160
160
160
173
195
3,653
3,553
3,523
3,523
3,591
3,587
3,531
3,531
3,530
766
757
736
718
703
704
697
700
703
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
CSB
Brick and Mortar Branches
Digital Branches

(1) Considers Brick and Mortar Branches, digital branches and CSBs; (2) Does not include points of sale; (3) Includes Electronic Service Branches (such as exclusive ATMs inside companies); (4) Client Service Branches (CSBs); (5) Points of service in third-parties' establishments (such as shopping centers and airports); (6) Points of service include only Client Service Branches (CSBs); (7) Includes Itaú BBA branches.

Itaú Unibanco Holding S.A.
page 26

Retail - Credit Cards, Joint Ventures and Partnerships with Retailers in Brazil Highlights Highlights JVs and Partnerships • Brazilian market leader in credit card transactions; • Focus on credit card instruments; • Qualification of the client base: proprietary channel x partnerships; • Long term agreements; • Credit card business comprises: • Alignment of incentives. • Issuance of cards; • Acquiring: REDE; • JVs and partnership with retailers; • Own brand: Hiper; • Approximately 60.5 million card accounts (4Q18): • 32.4 million credit card accounts; • 28.1 million debit card accounts; • R$ 131.7 billion in card transactions (4Q18): • R$ 97.6 billion in credit card transactions; • R$ 34.1 billion in debit card transactions; • High growth potential in credit card usage in Brazil. page 27Retail - Credit Cards, Joint Ventures and Partnerships with Retailers in Brazil Highlights Highlights JVs and Partnerships • Brazilian market leader in credit card transactions; • Focus on credit card instruments; • Qualification of the client base: proprietary channel x partnerships; • Long term agreements; • Credit card business comprises: • Alignment of incentives. • Issuance of cards; • Acquiring: REDE; • JVs and partnership with retailers; • Own brand: Hiper; • Approximately 60.5 million card accounts (4Q18): • 32.4 million credit card accounts; • 28.1 million debit card accounts; • R$ 131.7 billion in card transactions (4Q18): • R$ 97.6 billion in credit card transactions; • R$ 34.1 billion in debit card transactions; • High growth potential in credit card usage in Brazil. page 27

Retail - Cards in Brazil | Growing Penetration in Household Consumption Expenditure Credit and Debit Cards Billed Volume % at Household Consumption Expenditure 35.1% 34.9% 34.1% 33.8% 32.4% 32.1% 31.4% 30.8% 29.6% 13.0% 13.3% 12.5% 12.7% 12.1% 12.4% 11.7% 11.6% 11.0% 22.1% 21.6% 21.6% 21.1% 20.3% 19.7% 19.7% 19.2% 18.6% 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 Credit Card Debit Card Sources: ABECS (Brazilian Credit Card Companies Association) and IBGE (Statistics and Geography Brazilian Institute) brand view in Sep/18. Only the purchase volume is considered in the cards billing. page 28Retail - Cards in Brazil | Growing Penetration in Household Consumption Expenditure Credit and Debit Cards Billed Volume % at Household Consumption Expenditure 35.1% 34.9% 34.1% 33.8% 32.4% 32.1% 31.4% 30.8% 29.6% 13.0% 13.3% 12.5% 12.7% 12.1% 12.4% 11.7% 11.6% 11.0% 22.1% 21.6% 21.6% 21.1% 20.3% 19.7% 19.7% 19.2% 18.6% 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 Credit Card Debit Card Sources: ABECS (Brazilian Credit Card Companies Association) and IBGE (Statistics and Geography Brazilian Institute) brand view in Sep/18. Only the purchase volume is considered in the cards billing. page 28

# Retail - Payroll Loan in Brazil



Evolution of Payroll Loan Portfolio
R$ billion
44.6
44.9
44.8
44.6
44.4
44.7
45.4
46.0
46.7
4.4
4.3
4.3
4.4
4.7
4.8
4.9
4.9
5.1
9.2
8.8
8.2
7.6
7.0
6.4
5.9
5.5
5.1
31.0
31.7
32.2
32.6
32.8
33.5
34.6
35.5
36.5
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
INSS
Public Sector
Private Sector



Composition of Payroll Loans Portfolio by Sector
11%
11%
78%
Private Sector
Public Sector
INSS



Composition of Payroll Loans Portfolio by Origination
R$ billion
5.0%
1.6%
44.6
44.9
44.8
44.6
44.4
44.7
45.4
46.0
46.7
62%
62%
61%
61%
60%
59%
59%
59%
59%
38%
38%
39%
39%
40%
41%
41%
41%
41%
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Branches
Itaú Consignado S.A.



Composition of Personal Loans Portfolio
39%
38%
38%
37%
36%
36%
38%
38%
61%
62%
62%
63%
64%
64%
62%
62%
Jun-15
Dec-15
Jun-16
Dec-16
Jun-17
Dec-17
Jun-18
Dec-18
Payroll
Other - Personal Loan

Itaú Unibanco Holding S.A.

page 29

# Retail - Mortgage Market in Brazil

## Mortgage Loans Evolution


R$ million
0.5%
48,074
47,953
48,337
17.4%
14.0%
13.0%
82.6%
86.0%
87.0%
Dec-17
Sep-18
Dec-18
Individuals
Companies

## Distribution Channels for Individuals Balance

As of December 2018


CrediPronto!
Partnerships 11%
Regular Branches 11%
Real Estate Brokers 32%
Developers 15%
High Income Branches 31%

## Collaterals (LTV)

(Loan to value ratio)


54.7%
40.2%
57.9%
38.4%
58.4%
38.7%
Dec-17
Sep-18
Dec-18
Vintage (quarterly average)
Portfolio

## Average Ticket and Average Origination Term

| | 4Q18 |
|---|---|
| Average operation period [1] | 322 months |
| Average value of the Property [2] | R$538 thousand |
| Financing Average Ticket | R$315 thousand |

(1) Average Operation Period for new developers contracts; (2) Value determined using monthly financing average ticket and quarterly average LTV. Production source: ABECIP.

Itaú Unibanco Holding S.A.

page 30

# Retail - Vehicle Financing in Brazil

**Highlights:**

- Growth of 33% in production (QoQ);
- Offers finance through over 10 thousand dealers;
- Average ticket size of the new vehicle concessions to individuals of R$33 thousand with LTV of 58% in the 4Q18;
- 80% of the financing is guaranteed up to 4 years;
- 88% of the financing are made up to 48 months;
- In Jul-18 Itaú became the financial partner of Jaguar and Land Rover in Brazil.

**Main Products and Services:**

- **Novo Credline:** a redesigned proposal origination platform, offers a simple and renewed digital experience with mobile version;
- **Digital Platform:** allows more agility, autonomy and efficiency for stores and dealers;
- **iCarros:** platform that applies innovative technologies and data analysis to solutions that help dealers make their sales processes more efficient;
- **iCarros Club:** B2B trade-in platform for used vehicles with bidding features and online purchase, allows contact between sellers and buyers, guarantees the best offer for the vehicle, through more than 8,000 dealers all over Brazil;
- **Digital Contracting:** digital contracting integrated to iCarros platform and can connect to other e-commerce as dealers websites;
- **Digital Assistant:** online credit analysis and approval platform. Automatically qualifies customer purchase interest via Internet or mobile, without additional cost;
- **Compra e Venda Protegida:** this product mediates between the parties involved making trading safer;
- **Financing of Accessories and Services:** credit line for financing of accessories and services, already embedded in the vehicles installment.



Individuals Portfolio
R$ million
12.9%
14,080
15,900
4Q17
4Q18



Individuals and Corporate Loans Granted
R$ million
33.3%
3,231
4,308
4Q17
4Q18



90-day NPL Ratio | Individuals - Vehicles
Base 100 = Dec-12
100
109
68
54
49
43
35
2012
2013
2014
2015
2016
2017
2018

Itaú Unibanco Holding S.A.

page 31

# Retail - Insurance Ranking in Brazil [1,2]

| | Jan-Nov/18 | Jan-Nov/18 | Model |
|---|---|---|---|
| **Total Insurance [3]** | **4th** | **4th** | |
| **Bancassurance [4]** | **5th** | **5th** | |
| Life & Personal Accidents | 2nd | 3rd | *Bancassurance* |
| Credit Insurance | 6th | 5th | *Bancassurance* |
| **Pension Plan** | 3rd | 3rd | *Bancassurance* |
| **Premium Bonds** | 3rd | 3rd | *Bancassurance* |
| **Porto Seguro** | **2nd** | **2nd** | |
| Vehicles [5] | Leader: Porto Seguro | Leader: Porto Seguro | *Broker* |
| Residential [5] | Leader: Porto Seguro | Leader: Porto Seguro | *Broker* |
| **Other Insurance Activities [6]** | **5th** | **4th** | |
| **Large Risks [7]** | **We do not offer this product.** | | |
| **Health Insurance** | **We do not offer this product.** | | |

(1) Source SUSEP, date: Nov/18, includes our 30% interest in Porto Seguro. Doesn´t consider Health and VGBL is consider in Pension Plans; (2) Insurance = Earned Premiums; Pension Plans = Provision for Benefits to be Granted and Premium Bonds = Revenues from Premium Bonds; (3) Recurring insurance activities and other activities; (4) Recurring insurance activities include: Personal Insurance (Life, Personal Accidents, Unemployment, Funeral Allowance, Serious Diseases, Random Events, Credit Life), Housing, Homeowners, Multiple Peril and Travel; (5) Considers only Porto Seguro numbers; (6) Other activities include: Extended Warranty,Large Risks, DPVAT and IRB; (7) The sale of this portfolio has been concluded on October 31, 2014.

Itaú Unibanco Holding S.A.

page 32

Retail - Association with Porto Seguro Highlights Association’s Structure • Unification of residential and automobile insurance Controlling stockholders of Itaú Unibanco Porto Seguro operations; 57.07% 42.93% • Exclusive offer and distribution of residential and automobile insurance products to Itaú Unibanco’s PSIUPAR Market customers in Brazil and Uruguay; 69.88% 30.12% • Itaú Unibanco Holding nominates 2 of 5 board of directors members of PSIUPAR and 2 of 7 board of directors Porto Seguro S.A. (PSSA) members of PSSA. 99.99% 100.0% Itaú Seguros de Auto e Subsidiaries Porto Seguro S.A. Residência S.A (ISAR) page 33Retail - Association with Porto Seguro Highlights Association’s Structure • Unification of residential and automobile insurance Controlling stockholders of Itaú Unibanco Porto Seguro operations; 57.07% 42.93% • Exclusive offer and distribution of residential and automobile insurance products to Itaú Unibanco’s PSIUPAR Market customers in Brazil and Uruguay; 69.88% 30.12% • Itaú Unibanco Holding nominates 2 of 5 board of directors members of PSIUPAR and 2 of 7 board of directors Porto Seguro S.A. (PSSA) members of PSSA. 99.99% 100.0% Itaú Seguros de Auto e Subsidiaries Porto Seguro S.A. Residência S.A (ISAR) page 33

# Very Small, Small and Middle Market in Brazil

**SMEs Loan Portfolio** [1]

R$ million


79,649
75,433
72,002
68,974
61,547
61,869
70,795
2012
2013
2014
2015
2016
2017
2018

## Highlights

Full range of financial products and services, including deposits accounts, investment options, insurance, cash management, credit products and collection, among others.

**Very Small and Small Market**

- Clients with annual revenues up to R$30 million.

**Middle Market**

- This sub-segment serves approximately 30 thousand clients (economic groups) with annual revenues between R$30 million and R$200 million.
- Focus on high-rating clients, and 92% of loans are granted to clients rated B3 or better.

(1) Includes financial guarantees provided.

Itaú Unibanco Holding S.A.

page 34

Wholesale - Corporate Companies in Brazil 1 Corporate Loans R$ million 219,418 213,815 194,472 181,541 165,052 163,437 153,302 2012 2013 2014 2015 2016 2017 2018 Highlights • Corporate clients with annual sales above R$200 million. • We offer a broad portfolio of banking products and services, from cash management to structured operations and transactions in capital markets. • We serve approximately 5,900 large corporate groups and also more than 190 financial institutions. (1) Includes financial guarantees provided. page 35Wholesale - Corporate Companies in Brazil 1 Corporate Loans R$ million 219,418 213,815 194,472 181,541 165,052 163,437 153,302 2012 2013 2014 2015 2016 2017 2018 Highlights • Corporate clients with annual sales above R$200 million. • We offer a broad portfolio of banking products and services, from cash management to structured operations and transactions in capital markets. • We serve approximately 5,900 large corporate groups and also more than 190 financial institutions. (1) Includes financial guarantees provided. page 35

# Wholesale - Corporate and Investment Banking | Leadership Position in Brazil

## Wholesale Banking

Itaú
ItaúEmpresas

**Middle**
Annual revenues from **R$30 MM** up to **R$200 MM**

**Corporate Banking**
Annual revenues over **R$200 MM**

ItaúBBA

**Investment Banking**
**Leadership position** and client recognition

ItaúBBA
Itaú

**LatAm**
Presence in all banking segments in **Latin America**

Itaú
ItaúPrivateBank
ItaúAsset Management

**WMS**
Large range of customized **wealth management** and **investments** solutions

Itaú

**Markets, Products & Planning**
**Treasury** operations for the conglomerate

## Investment Banking

**Fixed Income**
Until December 2018, we maintained the leadership in the distribution ranking of Anbima, with a distributed volume of R$28.9 billion.

**Mergers and Acquisitions**
Until December 2018, our Merger and Acquisition operation provided financial advisory in 49 transactions in South America, totaling US$25.7 billion, reaching the leadership position in the Dealogic ranking.

**Project Finance**
In the 4Q18, we served as advisor and/or creditor of approximately R$12.4 billion in financing to 54 different infrastructure projects in different sectors.

## Ranking

| | 2018 | 2017 | 2016 |
|---|---|---|---|
| M&A[1] | 1st | 1st | 1st |
| Local ECM[1] | 1st | 1st | 1st |
| Local DCM[2] | 1st | 1st | 2nd |
| International DCM[1] | 6th | 6th | 10th |
| Derivatives Total[3] | 1st | 1st | 1st |

(1) Source: Dealogic; (2) Source: ANBIMA – Brazilian association of Financial and Capital Markets Entities. Information from Dec-18; (3) Source: Cetip. Information from Dec-18.

Itaú Unibanco Holding S.A.

page 36

Itaú

# Wholesale - Wealth Management Services | Brazil

## Evolution of Assets Under Administration

Investment Product management for the conglomerate and a full range of investment options to Retail Banking.


R$ billion
801
849
883
922
946
1,002
1,025
1,068
1,107
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18

## Securities Services

**Local Custody:** we ended December with R$1,344 billion under custody (+14.8% from the same period of 2017).

**International Custody:** we ended December with R$218.3 billion under custody (+19.2% from the volume under custody in the same period of 2017).

**Corporate Solutions:** we are leaders in the bookkeeping of shares, providing services to 198 companies listed on B3, representing 61.5% of the total market, and in the bookkeeping of debentures, acting as the bookkeeper of 375 (37.2%) issues.

## Asset Management

**Asset Management**

In December 2018, we reached R$680.6[1] billion in assets under management, accounting for 14.7% of the market.

**Kinea**

It is an independent platform of management of differentiated investments. With R$50.8 billion in assets in December 2018, it operates in the segments of Multi-Markets, Real Estate, Pension Plan and Private Equity, Stock and Infrastructure.

## Private Banking

With a full global wealth management platform, leadership position in Brazil. We have been recognized by the world's top international Private Banking market publications:

**Private Banker International**

- Outstanding Global Private Bank - Latin America, 2018

**The Banker**

- Best Private Bank in Brazil, 2018
- Best Private Bank for Customer Service in Latin America, 2018

(1) Source: ANBIMA (Brazilian Financial and Capital Markets Association) – December 2018. Considers Itaú Unibanco and Intrag.

Itaú Unibanco Holding S.A.

page 37

# Retail Footprint in Latin America | December 2018



Mexico | CIB
Employees: 8
Panama
Colombia[1]
Employees: 3,495
Branches + CSBs: 161
ATMs: 174
Peru
Representative Office
Brazil
Employees: 86,801
Branches + CSBs: 4,428
ATMs: 47,301
Chile
Employees: 5,820
Branches + CSBs: 199
ATMs: 464
Paraguay
Employees: 844
Branches + CSBs: 40
ATMs: 300
Non-Bank Correspondents : 59
Argentina
Employees: 1,692
Branches + CSBs: 85
ATMs: 176
Uruguay
OCA
Employees: 1,117
Branches + CSBs: 27
Points of Service OCA: 35
ATMs: 61
CIB
Retail and Wholesale

(1) Considers employees and branches from Panama.

Itaú Unibanco Holding S.A.

page 38

# Segments – Income Statement *Pro Forma* 4Q18

| In R$ millions | Retail Banking | Wholesale Banking | Activities with the Market + Corporation | Itaú Unibanco |
|---|---|---|---|---|
| **Operating Revenues** | **18,335** | **7,727** | **2,409** | **28,471** |
| Managerial Financial Margin | 10,247 | 4,860 | 2,274 | 17,382 |
| Financial Margin with Clients | 10,247 | 4,860 | 1,125 | 16,233 |
| Financial Margin with the Market | - | - | 1,149 | 1,149 |
| Commissions and Fees | 6,418 | 2,725 | 49 | 9,192 |
| Result from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses | 1,670 | 142 | 85 | 1,897 |
| **Cost of Credit** | **(3,340)** | **(76)** | **(0)** | **(3,415)** |
| Provision for Loan Losses | (3,726) | (69) | (0) | (3,796) |
| Impairment | - | (269) | - | (269) |
| Discounts Granted | (247) | (65) | (0) | (312) |
| Recovery of Loans Written Off as Losses | 633 | 328 | - | 961 |
| **Retained Claims** | **(281)** | **(13)** | **-** | **(294)** |
| **Other Operating Expenses** | **(10,287)** | **(3,941)** | **(459)** | **(14,687)** |
| Non-interest Expenses | (9,106) | (3,540) | (146) | (12,793) |
| Tax Expenses for ISS, PIS, Cofins and Other Taxes | (1,170) | (398) | (313) | (1,881) |
| Insurance Selling Expenses | (11) | (3) | 0 | (14) |
| **Income before Tax and Minority Interests** | **4,427** | **3,699** | **1,950** | **10,075** |
| **Income Tax and Social Contribution** | **(1,637)** | **(1,228)** | **(488)** | **(3,352)** |
| **Minority Interests in Subsidiaries** | **(57)** | **(177)** | **(11)** | **(245)** |
| **Recurring Net Income** | **2,733** | **2,294** | **1,452** | **6,478** |
| Recurring Return on Average Allocated Capital | 30.4% | 18.9% | 17.0% | 21.8% |
| Efficiency Ratio (ER) | 54.0% | 48.4% | 7.0% | 48.7% |
| Risk-Adjusted Efficiency Ratio (RAER) | 73.8% | 49.4% | 7.0% | 61.7% |

Note: Non-interest Expenses item includes Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.

Itaú Unibanco Holding S.A.

page 39

Itaú

Financial Highlights 4Financial Highlights 4

# Highlights

### Recurring Net Income

| | | |
|---|---|---|
| Consolidated | R$6.5 bn | ^ 0.4 % (4Q18 vs. 3Q18) |
| Brazil | R$6.0bn | v 0.9 % (4Q18 vs. 3Q18) |

| 4Q17 | 1Q18 | 2Q18 | 3Q18 | 4Q18 |
|---|---|---|---|---|
| 6.3 | 6.4 | 6.4 | 6.5 | 6.5 |

### Recurring ROE

| | | |
|---|---|---|
| Consolidated | 21.8% | ^ 50 bps (4Q18 vs. 3Q18) |
| Brazil | 22.7% | ^ 30 bps (4Q18 vs. 3Q18) |

| 4Q17 | 1Q18 | 2Q18 | 3Q18 | 4Q18 |
|---|---|---|---|---|
| 21.9 | 22.2 | 21.6 | 21.3 | 21.8 |

### Credit[1]

| | | |
|---|---|---|
| Consolidated | R$636.9 bi | ^ 0.1 % (4Q18 vs. 3Q18) |
| Brasil | R$473.8 bi | ^ 2.2 % (4Q18 vs. 3Q18) |

| 4T17 | 1T18 | 2T18 | 3T18 | 4T18 |
|---|---|---|---|---|
| 600.1 | 601.1 | 623.3 | 636.4 | 636.9 |

### NPL 90 days

| | | |
|---|---|---|
| Consolidated | 2.9% | 0.0 bp (4Q18 vs. 3Q18) |
| Brasil | 3.5% | 0.0 bp (4Q18 vs. 3Q18) |

| 4Q17 | 1Q18 | 2Q18 | 3Q18 | 4Q18 |
|---|---|---|---|---|
| 3.1 | 3.1 | 2.8 | 2.9 | 2.9 |

### Financial Margin with Clients

| | | |
|---|---|---|
| Consolidated | R$16.2 bn | ^ 0.5 % (4Q18 vs. 3Q18) |
| Brazil | R$14.4 bn | ^ 0.5 % (4Q18 vs. 3Q18) |

| 4Q17 | 1Q18 | 2Q18 | 3Q18 | 4Q18 |
|---|---|---|---|---|
| 15.5 | 15.3 | 16.0 | 16.2 | 16.2 |

### Comission, Fees and Insurance Results[2]

| | | |
|---|---|---|
| Consolidated | R$10.8 bn | ^ 6.2 % (4Q18 vs. 3Q18) |
| Brazil | R$10.0 bn | ^ 6.5 % (4Q18 vs. 3Q18) |

| 4Q17 | 1Q18 | 2Q18 | 3Q18 | 4Q18 |
|---|---|---|---|---|
| 10.5 | 10.1 | 10.4 | 10.2 | 10.8 |

### Cost of Credit

| | | |
|---|---|---|
| Consolidated | R$3.4 bn | ^ 4.7 % (4Q18 vs. 3Q18) |
| Brazil | R$3.1 bn | ^ 6.8 % (4Q18 vs. 3Q18) |

| 4Q17 | 1Q18 | 2Q18 | 3Q18 | 4Q18 |
|---|---|---|---|---|
| 4.3 | 3.8 | 3.6 | 3.3 | 3.4 |

### Non-Interest Expenses

| | | |
|---|---|---|
| Consolidated | R$12.8 bn | ^ 1.2 % (4Q18 vs. 3Q18) |
| Brazil | R$11.0 bn | ^ 1.1 % (4Q18 vs. 3Q18) |

| 4Q17 | 1Q18 | 2Q18 | 3Q18 | 4Q18 |
|---|---|---|---|---|
| 12.7 | 11.7 | 12.3 | 12.6 | 12.8 |

(1) Total with Financial Guarantees provided and Corporate Securities. (2) Results from Insurance (-) Claims Expenses (-) Insurance Selling Expenses.

Itaú Unibanco Holding S.A.

page 41

# 2018 Forecast

| | Consolidated | | Brazil [1] | |
|---|---|---|---|---|
| | Realized | Expected | Realized | Expected |
| Total Credit Portfolio [2] | 6.1% | 4.0% 7.0% | 4.2% | 4.0% 7.0% |
| Financial Margin with Clients | 2.2% | -0.5% 3.0% | - 0.2% | -1.0% 2.5% |
| Financial Margin with the Market | R$5.5 bn | R$4.3 bn R$5.3 bn | R$4.0 bn | R$3.3 bn R$4.3 bn |
| Cost of Credit [3] | R$14.1 bn | R$12.0 bn R$16.0 bn | R$12.3 bn | R$10.5 bn R$14.5 bn |
| Commissions and Fees and Results from Insurance Operations [4] | 5.5% | 5.5% 8.5% | 5.1% | 6.5% 9.5% |
| Non-Interest Expenses | 5.0% | 0.5% 3.5% | 3.3% | 0.5% 3.5% |
| Effective Tax Rate [5] | 34.1% | 33.5% 35.5% | 34.7% | 34.0% 36.0% |

(1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of Result from Loan Losses, Impairment and Discounts Granted; (4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses; (5) Considers the constitution of new deferred tax assets at a rate of 40%.

Itaú Unibanco Holding S.A.

page 42

Recurring Net Income and Value creation 24.1% 23.9% 21.8% 21.9% 20.3% ROE Average Cost of Capital 16.9% 16.3% 16.0% 14.6% 14.0% 25.7 Recurring Net Income 24.9 23.8 22.1 20.7 Value Creation 9.2 8.2 4.4 8.3 7.6 17.7 Cost of Capital 16.6 16.5 15.5 13.1 2014 2015 2016 2017 2018 page 43 In R$ billionRecurring Net Income and Value creation 24.1% 23.9% 21.8% 21.9% 20.3% ROE Average Cost of Capital 16.9% 16.3% 16.0% 14.6% 14.0% 25.7 Recurring Net Income 24.9 23.8 22.1 20.7 Value Creation 9.2 8.2 4.4 8.3 7.6 17.7 Cost of Capital 16.6 16.5 15.5 13.1 2014 2015 2016 2017 2018 page 43 In R$ billion

Income Statement | Operating Revenues Perspective DDD In R$ millions 4Q18 3Q18 4Q17 2018 2017 28,471 27,899 2.1% 27,839 2.3% 111, 109, 817 2. 291 3% Operating Revenues Managerial Financial Margin 17,382 17,408 -0.2% 16,941 2.6% 69,084 68,510 0.8% Financial Margin with Clients 16,233 16,152 0.5% 15,503 4.7% 63,599 62,223 2.2% Financial Margin with the Market 1,149 1,257 -8.5% 1,437 -20.1% 5,486 6,287 -12.7% Commissions and Fees 9,192 8,632 6.5% 8,775 4.8% 35,079 33,014 6.3% Result from Insurance, Pension Plan and Premium Bonds 1,897 1,858 2.1% 2,123 -10.6% 7,653 7,767 -1.5% Operations Before Retained Claims and Selling Expenses Cost of Credit (3,415) (3,263) 4.7% (4,257) -19.8% (14,066) (18,002) -21.9% Provision for Loan Losses (3,796) (3,904) -2.8% (4,483) -15.3% (16,082) (19,105) -15.8% Impairment (269) (89) 203.5% (282) -4.8% (546) (1,094) -50.1% Discounts Granted (312) (285) 9.6% (336) -7.2% (1,154) (1,106) 4.3% Recovery of Loans Written Off as Losses 961 1,015 -5.3% 844 13.9% 3,716 3,303 12.5% Retained Claims (294) (320) -8.1% (373) -21.3% (1,228) (1,275) -3.7% Other Operating Expenses (14,687) (14,286) 2.8% (14,353) 2.3% (56,289) (53,770) 4.7% Non-interest Expenses (12,793) (12,646) 1.2% (12,675) 0.9% (49,376) (47,045) 5.0% Tax Expenses for ISS, PIS, Cofins and Other Taxes (1,881) (1,622) 15.9% (1,639) 14.7% (6,845) (6,489) 5.5% Insurance Selling Expenses (14) (18) -25.5% (39) -65.4% (68) (236) -71.2% Income before Tax and Minority Interests 10,075 10,031 0.4% 8,855 13.8% 40,234 36,245 11.0% Income Tax and Social Contribution (3,352) (3,422) -2.0% (2,666) 25.7% (13,731) (11,294) 21.6% Minority Interests in Subsidiaries (245) (155) 58.2% 92 -367.9% (769) (71) 977.4% Recurring Net Income 6,478 6,454 0.4% 6,280 3.1% 25,733 24,879 3.4% page 44Income Statement | Operating Revenues Perspective DDD In R$ millions 4Q18 3Q18 4Q17 2018 2017 28,471 27,899 2.1% 27,839 2.3% 111, 109, 817 2. 291 3% Operating Revenues Managerial Financial Margin 17,382 17,408 -0.2% 16,941 2.6% 69,084 68,510 0.8% Financial Margin with Clients 16,233 16,152 0.5% 15,503 4.7% 63,599 62,223 2.2% Financial Margin with the Market 1,149 1,257 -8.5% 1,437 -20.1% 5,486 6,287 -12.7% Commissions and Fees 9,192 8,632 6.5% 8,775 4.8% 35,079 33,014 6.3% Result from Insurance, Pension Plan and Premium Bonds 1,897 1,858 2.1% 2,123 -10.6% 7,653 7,767 -1.5% Operations Before Retained Claims and Selling Expenses Cost of Credit (3,415) (3,263) 4.7% (4,257) -19.8% (14,066) (18,002) -21.9% Provision for Loan Losses (3,796) (3,904) -2.8% (4,483) -15.3% (16,082) (19,105) -15.8% Impairment (269) (89) 203.5% (282) -4.8% (546) (1,094) -50.1% Discounts Granted (312) (285) 9.6% (336) -7.2% (1,154) (1,106) 4.3% Recovery of Loans Written Off as Losses 961 1,015 -5.3% 844 13.9% 3,716 3,303 12.5% Retained Claims (294) (320) -8.1% (373) -21.3% (1,228) (1,275) -3.7% Other Operating Expenses (14,687) (14,286) 2.8% (14,353) 2.3% (56,289) (53,770) 4.7% Non-interest Expenses (12,793) (12,646) 1.2% (12,675) 0.9% (49,376) (47,045) 5.0% Tax Expenses for ISS, PIS, Cofins and Other Taxes (1,881) (1,622) 15.9% (1,639) 14.7% (6,845) (6,489) 5.5% Insurance Selling Expenses (14) (18) -25.5% (39) -65.4% (68) (236) -71.2% Income before Tax and Minority Interests 10,075 10,031 0.4% 8,855 13.8% 40,234 36,245 11.0% Income Tax and Social Contribution (3,352) (3,422) -2.0% (2,666) 25.7% (13,731) (11,294) 21.6% Minority Interests in Subsidiaries (245) (155) 58.2% 92 -367.9% (769) (71) 977.4% Recurring Net Income 6,478 6,454 0.4% 6,280 3.1% 25,733 24,879 3.4% page 44

# **Income Statement** | Managerial Financial Margin Perspective

| In R$ millions | 4Q18 | 3Q18 | Δ | 4Q17 | Δ | 2018 | 2017 | Δ |
|---|---|---|---|---|---|---|---|---|
| **Managerial Financial Margin** | **17,382** | **17,408** | **-0.2%** | **16,941** | **2.6%** | **69,084** | **68,510** | **0.8%** |
| Financial Margin with Clients | 16,233 | 16,152 | 0.5% | 15,503 | 4.7% | 63,599 | 62,223 | 2.2% |
| Financial Margin with the Market | 1,149 | 1,257 | -8.5% | 1,437 | -20.1% | 5,486 | 6,287 | -12.7% |
| **Cost of Credit** | **(3,415)** | **(3,263)** | **4.7%** | **(4,257)** | **-19.8%** | **(14,066)** | **(18,002)** | **-21.9%** |
| Provision for Loan Losses | (3,796) | (3,904) | -2.8% | (4,483) | -15.3% | (16,082) | (19,105) | -15.8% |
| Impairment | (269) | (89) | 203.5% | (282) | -4.8% | (546) | (1,094) | -50.1% |
| Discounts Granted | (312) | (285) | 9.6% | (336) | -7.2% | (1,154) | (1,106) | 4.3% |
| Recovery of Loans Written Off as Losses | 961 | 1,015 | -5.3% | 844 | 13.9% | 3,716 | 3,303 | 12.5% |
| **Net Result from Financial Operations** | **13,967** | **14,145** | **-1.3%** | **12,684** | **10.1%** | **55,018** | **50,508** | **8.9%** |
| **Other Operating Income(Expenses)** | **(3,891)** | **(4,115)** | **-5.4%** | **(3,829)** | **1.6%** | **(14,784)** | **(14,263)** | **3.7%** |
| Commissions and Fees | 9,192 | 8,632 | 6.5% | 8,775 | 4.8% | 35,079 | 33,014 | 6.3% |
| Result from Insurance, Pension Plan and Premium Bonds Operations | 1,590 | 1,521 | 4.6% | 1,711 | -7.1% | 6,357 | 6,256 | 1.6% |
| Non-interest Expenses | (12,793) | (12,646) | 1.2% | (12,675) | 0.9% | (49,376) | (47,045) | 5.0% |
| Tax Expenses for ISS, PIS, Cofins and Other Taxes | (1,881) | (1,622) | 15.9% | (1,639) | 14.7% | (6,845) | (6,489) | 5.5% |
| **Income before Tax and Minority Interests** | **10,075** | **10,031** | **0.4%** | **8,855** | **13.8%** | **40,234** | **36,245** | **11.0%** |
| **Income Tax and Social Contribution** | **(3,352)** | **(3,422)** | **-2.0%** | **(2,666)** | **25.7%** | **(13,731)** | **(11,294)** | **21.6%** |
| **Minority Interests in Subsidiaries** | **(245)** | **(155)** | **58.2%** | **92** | **-367.9%** | **(769)** | **(71)** | **977.4%** |
| **Recurring Net Income** | **6,478** | **6,454** | **0.4%** | **6,280** | **3.1%** | **25,733** | **24,879** | **3.4%** |

Itaú Unibanco Holding S.A.

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Results – Brazil and Latin America 2018 2017 D Latin Latin Latin 1 1 1 Consolidated America Consolidated America Consolidated America Brazil Brazil Brazil In R$ millions (ex-Brazil) (ex-Brazil) (ex-Brazil) Operating Revenues 111,817 100,446 11,371 109,291 100,286 9, 006 2.3% 0.2% 26.3% Managerial Financial Margin 6 9,084 60,768 8,317 68,510 62,214 6,296 0.8% -2.3% 32.1% Financial Margin with Clients 63,599 56,796 6,803 62,223 56,882 5,341 2.2% -0.2% 27.4% Financial Margin with the Market 5,486 3,972 1,514 6,287 5,332 956 -12.7% -25.5% 58.5% Commissions and Fees 3 5,079 32,172 2,907 33,014 30,452 2,563 6.3% 5.6% 13.5% 2 7,653 7,507 1 47 7,767 7,620 147 -1.5% -1.5% -0.3% Result from Insurance Cost of Credit (14,066) (12,319) (1,747) (18,002) (15,878) (2,125) -21.9% -22.4% -17.8% Provision for Loan Losses (16,082) (13,971) (2 ,112) (19,105) (16,860) (2,244) -15.8% -17.1% -5.9% Impairment (546) (546) - (1,094) (1,094) - -50.1% -50.1% - Discounts Granted (1,154) (1,136) (18) (1,106) (1,043) (64) 4.3% 9.0% -71.8% Recovery of Loans Written Off as Losses 3,716 3,334 3 83 3,303 3,119 184 12.5% 6.9% 108.3% Retained Claims (1,228) (1,164) (63) (1,275) (1,233) (42) -3.7% -5.5% 51.2% Other Operating Expenses (56,289) (49,262) (7,027) (53,770) (47,641) (6,129) 4.7% 3.4% 14.6% Non-interest Expenses (49,376) (42,443) (6 ,933) (47,045) (41,080) (5,965) 5.0% 3.3% 16.2% 3 (6,913) (6,819) (94) (6,725) (6,561) (165) 2.8% 3.9% -43.2% Tax Expenses and Other Income before Tax and Minority Interests 40,234 37,700 2,533 36,245 35,534 710 11.0% 6.1% 256.8% Income Tax and Social Contribution (13,731) (13,084) (648) (11,294) (11,286) (8) 21.6% 15.9% 8053.5% Minority Interests in Subsidiaries (769) (219) (550) (71) (189) 118 977.4% 15.8% -567.6% Recurring Net Income 25,733 24,398 1,335 24,879 24,059 820 3.4% 1.4% 62.9% (1) Includes units abroad ex-Latin America. (2) Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (3) Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. Note: Latin America information is presented in nominal currency. page 46Results – Brazil and Latin America 2018 2017 D Latin Latin Latin 1 1 1 Consolidated America Consolidated America Consolidated America Brazil Brazil Brazil In R$ millions (ex-Brazil) (ex-Brazil) (ex-Brazil) Operating Revenues 111,817 100,446 11,371 109,291 100,286 9, 006 2.3% 0.2% 26.3% Managerial Financial Margin 6 9,084 60,768 8,317 68,510 62,214 6,296 0.8% -2.3% 32.1% Financial Margin with Clients 63,599 56,796 6,803 62,223 56,882 5,341 2.2% -0.2% 27.4% Financial Margin with the Market 5,486 3,972 1,514 6,287 5,332 956 -12.7% -25.5% 58.5% Commissions and Fees 3 5,079 32,172 2,907 33,014 30,452 2,563 6.3% 5.6% 13.5% 2 7,653 7,507 1 47 7,767 7,620 147 -1.5% -1.5% -0.3% Result from Insurance Cost of Credit (14,066) (12,319) (1,747) (18,002) (15,878) (2,125) -21.9% -22.4% -17.8% Provision for Loan Losses (16,082) (13,971) (2 ,112) (19,105) (16,860) (2,244) -15.8% -17.1% -5.9% Impairment (546) (546) - (1,094) (1,094) - -50.1% -50.1% - Discounts Granted (1,154) (1,136) (18) (1,106) (1,043) (64) 4.3% 9.0% -71.8% Recovery of Loans Written Off as Losses 3,716 3,334 3 83 3,303 3,119 184 12.5% 6.9% 108.3% Retained Claims (1,228) (1,164) (63) (1,275) (1,233) (42) -3.7% -5.5% 51.2% Other Operating Expenses (56,289) (49,262) (7,027) (53,770) (47,641) (6,129) 4.7% 3.4% 14.6% Non-interest Expenses (49,376) (42,443) (6 ,933) (47,045) (41,080) (5,965) 5.0% 3.3% 16.2% 3 (6,913) (6,819) (94) (6,725) (6,561) (165) 2.8% 3.9% -43.2% Tax Expenses and Other Income before Tax and Minority Interests 40,234 37,700 2,533 36,245 35,534 710 11.0% 6.1% 256.8% Income Tax and Social Contribution (13,731) (13,084) (648) (11,294) (11,286) (8) 21.6% 15.9% 8053.5% Minority Interests in Subsidiaries (769) (219) (550) (71) (189) 118 977.4% 15.8% -567.6% Recurring Net Income 25,733 24,398 1,335 24,879 24,059 820 3.4% 1.4% 62.9% (1) Includes units abroad ex-Latin America. (2) Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (3) Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. Note: Latin America information is presented in nominal currency. page 46

# Business Model

In R$ billions

| | 2018 | | | | | 2017 | | | | | Δ | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Consolidated | Credit | Trading | Insurance and Services | Excess Capital | Consolidated | Credit | Trading | Insurance and Services | Excess Capital | Consolidated | Credit | Trading | Insurance and Services | Excess Capital |
| **Operating Revenues** | 111.8 | 56.9 | 1.6 | 51.5 | 1.7 | 109.3 | 56.1 | 1.6 | 48.8 | 2.7 | 2.5 | 0.8 | 0.0 | 2.7 | (1.0) |
| Managerial Financial Margin | 69.1 | 45.5 | 1.6 | 20.3 | 1.7 | 68.5 | 45.6 | 1.6 | 18.6 | 2.7 | 0.6 | (0.1) | 0.0 | 1.7 | (1.0) |
| Commissions and Fees | 35.1 | 11.4 | 0.0 | 23.6 | - | 33.0 | 10.5 | 0.0 | 22.5 | - | 2.1 | 0.9 | (0.0) | 1.2 | - |
| Result from Insurance [1] | 7.7 | - | - | 7.7 | - | 7.8 | - | - | 7.8 | - | (0.1) | - | - | (0.1) | - |
| **Cost of Credit** | (14.1) | (14.1) | - | - | - | (18.0) | (18.0) | - | - | - | 3.9 | 3.9 | - | - | - |
| **Retained Claims** | (1.2) | - | - | (1.2) | - | (1.3) | - | - | (1.3) | - | 0.0 | - | - | 0.0 | - |
| **Non-interest Expenses and Other Expenses [2]** | (57.1) | (27.1) | (0.9) | (29.0) | (0.1) | (53.8) | (26.0) | (0.5) | (27.1) | (0.1) | (3.2) | (1.0) | (0.3) | (1.9) | 0.0 |
| **Recurring Net Income** | 25.7 | 9.2 | 0.5 | 14.3 | 1.7 | 24.9 | 8.3 | 0.7 | 13.5 | 2.4 | 0.9 | 0.9 | (0.2) | 0.8 | (0.7) |
| **% of Recurring Net Income** | 100% | 36% | 2% | 56% | 7% | 100% | 33% | 3% | 54% | 10% | | | | | |
| **Average Regulatory Capital** | 123.8 | 61.8 | 1.5 | 38.0 | 22.5 | 120.2 | 58.1 | 2.0 | 29.6 | 30.4 | 3.6 | 3.7 | (0.6) | 8.4 | (7.9) |
| **Value Creation** | 9.2 | 0.9 | 0.3 | 9.3 | (1.3) | 8.2 | 0.1 | 0.4 | 9.6 | (1.8) | 1.0 | 0.9 | (0.1) | (0.3) | 0.6 |
| **Recurring ROE** | 21.9% | 14.9% | 34.2% | 37.6% | 7.7% | 21.8% | 14.3% | 35.4% | 45.4% | 7.9% | 10 bps | 60 bps | -120 bps | -780 bps | -20 bps |

(1) Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.
(2) Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries.

Itaú Unibanco Holding S.A.

page 47

Itaú

Credit Portfolio with Financial Guarantees Provided and Corporate Securities DD In R$ billions, end of period 4Q18 3Q18 4Q17 Individuals 211.3 200.0 5.7% 191.5 10.3% Credit Card Loans 77.5 68.7 12.8% 66.9 15.7% Personal Loans 29.2 28.9 1.2% 26.4 10.9% 1 46.7 46.0 1.6% 44.4 5.0% Payroll Loans Vehicle Loans 15.9 15.2 4.4% 14.1 12.9% Mortgage Loans 42.0 41.2 2.0% 39.7 5.8% 2 70. 8 67.5 4.9% 61.9 14.4% Very Small, Small and Middle Market Loans Individual + Very Small, Small and Middle Market Loans 282.1 267.5 5.5% 253.4 11.3% Corporate Loans 191.6 196.3 -2.4% 201.1 -4.7% Credit Operations 153.3 1 59.9 -4.2% 1 65.1 -7.1% 3 38.3 36.3 5.6% 36.0 6.5% Corporate Securities Total Brazil with Financial Guarantees Provided and Corporate 473.8 463.7 2.2% 454.5 4.2% 4 163.2 172.7 -5.5% 145.6 12.0% Latin America Total with Financial Guarantees Provided and Corporate Securities 636.9 636.4 0.1% 600.1 6.1% Total with Financial Guarantees Provided and Corporate Securities 5 (ex-foreign exchange rate variation) 636.9 621.5 2.5% 614.9 3.6% DD In R$ billions, end of period 4Q18 3Q18 In R$ billions, end of period 4Q18 3Q18 Argentina 10.3 9 .8 5.2% Individuals 54.5 58.7 -7.2% Chile 106.5 113.3 -6.1% Credit Card Loans 5.6 5.4 3.1% Colombia 27.6 30.8 -10.4% Personal Loans 22.3 24.7 -9.9% Paraguay 8 .3 8 .2 1.5% Mortgage Loans 26.6 28.6 -6.9% Panama 1 .1 1 .3 -14.8% Companies 108.7 114.0 -4.6% Uruguay 9 .4 9 .3 1.6% Total with Financial Guarantees Provided 163.2 172.7 -5.5% Total with Financial Guarantees Provided 163.2 172. 7 -5.5% (1) Includes operations originated by the institution and acquired operations; (2) Includes Rural Loans to Individuals; (3) Includes Debentures, CRI and Commercial Paper; (4) Includes Argentina, Chile, Colombia, Panama, Paraguay and Uruguay; (5) Calculated based on the conversion of the foreign currency portfolio (U.S. dollar and currencies of Latin America). Note: the Mortgage and Rural Loan portfolios from the companies segment are allocated according to the client’s size. page 48 Consolidated Latin America BreakdownCredit Portfolio with Financial Guarantees Provided and Corporate Securities DD In R$ billions, end of period 4Q18 3Q18 4Q17 Individuals 211.3 200.0 5.7% 191.5 10.3% Credit Card Loans 77.5 68.7 12.8% 66.9 15.7% Personal Loans 29.2 28.9 1.2% 26.4 10.9% 1 46.7 46.0 1.6% 44.4 5.0% Payroll Loans Vehicle Loans 15.9 15.2 4.4% 14.1 12.9% Mortgage Loans 42.0 41.2 2.0% 39.7 5.8% 2 70. 8 67.5 4.9% 61.9 14.4% Very Small, Small and Middle Market Loans Individual + Very Small, Small and Middle Market Loans 282.1 267.5 5.5% 253.4 11.3% Corporate Loans 191.6 196.3 -2.4% 201.1 -4.7% Credit Operations 153.3 1 59.9 -4.2% 1 65.1 -7.1% 3 38.3 36.3 5.6% 36.0 6.5% Corporate Securities Total Brazil with Financial Guarantees Provided and Corporate 473.8 463.7 2.2% 454.5 4.2% 4 163.2 172.7 -5.5% 145.6 12.0% Latin America Total with Financial Guarantees Provided and Corporate Securities 636.9 636.4 0.1% 600.1 6.1% Total with Financial Guarantees Provided and Corporate Securities 5 (ex-foreign exchange rate variation) 636.9 621.5 2.5% 614.9 3.6% DD In R$ billions, end of period 4Q18 3Q18 In R$ billions, end of period 4Q18 3Q18 Argentina 10.3 9 .8 5.2% Individuals 54.5 58.7 -7.2% Chile 106.5 113.3 -6.1% Credit Card Loans 5.6 5.4 3.1% Colombia 27.6 30.8 -10.4% Personal Loans 22.3 24.7 -9.9% Paraguay 8 .3 8 .2 1.5% Mortgage Loans 26.6 28.6 -6.9% Panama 1 .1 1 .3 -14.8% Companies 108.7 114.0 -4.6% Uruguay 9 .4 9 .3 1.6% Total with Financial Guarantees Provided 163.2 172.7 -5.5% Total with Financial Guarantees Provided 163.2 172. 7 -5.5% (1) Includes operations originated by the institution and acquired operations; (2) Includes Rural Loans to Individuals; (3) Includes Debentures, CRI and Commercial Paper; (4) Includes Argentina, Chile, Colombia, Panama, Paraguay and Uruguay; (5) Calculated based on the conversion of the foreign currency portfolio (U.S. dollar and currencies of Latin America). Note: the Mortgage and Rural Loan portfolios from the companies segment are allocated according to the client’s size. page 48 Consolidated Latin America Breakdown

# Credit Portfolio by Product

| In R$ billions, end of period | 4Q18 | 3Q18 | Δ | 4Q17 | Δ |
|---|---|---|---|---|---|
| **Individuals - Brazil [1]** | **210.4** | **199.1** | **5.7%** | **190.6** | **10.4%** |
| Credit Card | 77.5 | 68.7 | 12.8% | 66.9 | 15.7% |
| Personal Loans | 28.2 | 27.9 | 1.2% | 25.3 | 11.4% |
| Payroll Loans [2] | 46.7 | 46.0 | 1.6% | 44.4 | 5.0% |
| Vehicles | 15.9 | 15.2 | 4.4% | 14.1 | 12.9% |
| Mortgage Loans | 42.0 | 41.2 | 2.0% | 39.7 | 5.8% |
| Rural Loans | 0.1 | 0.1 | 1.1% | 0.1 | -18.1% |
| **Companies - Brazil [1]** | **170.2** | **171.2** | **-0.6%** | **166.8** | **2.0%** |
| Working Capital [3] | 93.5 | 87.6 | 6.7% | 84.6 | 10.5% |
| BNDES/Onlending | 16.9 | 18.0 | -6.2% | 22.9 | -26.3% |
| Export / Import Financing | 40.4 | 46.1 | -12.4% | 39.8 | 1.5% |
| Vehicles | 4.3 | 3.6 | 20.0% | 2.6 | 65.3% |
| Mortgage Loans | 6.3 | 6.7 | -6.4% | 8.3 | -24.7% |
| Rural Loans | 8.9 | 9.3 | -4.1% | 8.6 | 3.5% |
| **Latin America [4]** | **151.9** | **160.2** | **-5.2%** | **136.2** | **11.6%** |
| **Total without Financial Guarantees Provided** | **532.5** | **530.5** | **0.4%** | **493.6** | **7.9%** |
| Financial Guarantees Provided | 66.1 | 69.6 | -5.0% | 70.5 | -6.2% |
| **Total with Financial Guarantees Provided** | **598.6** | **600.1** | **-0.3%** | **564.1** | **6.1%** |
| Corporate Securities [5] | 38.3 | 36.3 | 5.6% | 36.0 | 6.5% |
| **Total Risk** | **636.9** | **636.4** | **0.1%** | **600.1** | **6.1%** |

(1) Includes units abroad ex-Latin America; (2) Includes operations originated by the institution and acquired operations; (3) Also includes Overdraft, Receivables, Hot Money, Leasing, and other; (4) Includes Argentina, Chile, Colombia, Panama, Paraguay and Uruguay; (5) Includes Debentures, CRI and Commercial Paper.

Itaú Unibanco Holding S.A.

page 49

Credit Portfolio by Currency 1 R$ billion Dec-18 219.5 379.1 598.6 Sep-18 233.4 366.7 600.1 Jun-18 223.5 365.1 588.6 Mar-18 197.9 368.4 566.4 Dec-17 192.4 371.7 564.1 Sep-17 180.7 358.4 539.1 Jun-17 184.9 367.4 552.3 Mar-17 176.5 373.9 550.3 Dec-16 183.3 378.7 562.0 Foreign Currency Local Currency (1) Total with financial guarantees provided. page 50Credit Portfolio by Currency 1 R$ billion Dec-18 219.5 379.1 598.6 Sep-18 233.4 366.7 600.1 Jun-18 223.5 365.1 588.6 Mar-18 197.9 368.4 566.4 Dec-17 192.4 371.7 564.1 Sep-17 180.7 358.4 539.1 Jun-17 184.9 367.4 552.3 Mar-17 176.5 373.9 550.3 Dec-16 183.3 378.7 562.0 Foreign Currency Local Currency (1) Total with financial guarantees provided. page 50

# Credit[1] Origination and Private Securities Issuance | Brazil

**Base 100 = 4Q17 and 2017**

## Total Credit[2] – Brazil


13%
15%
17%
100
98
113
100
117
4Q17
3Q18
4Q18
2017
2018

## Credit[2] - Individuals


23%
1%
29%
100
121
123
100
129
4Q17
3Q18
4Q18
2017
2018

## Credit[2] – Very Small, Small and Middle Market


18%
24%
20%
100
95
118
100
120
4Q17
3Q18
4Q18
2017
2018

## Credit[2] – Corporate


4%
20%
9%
100
86
104
100
109
4Q17
3Q18
4Q18
2017
2018

## Private Securities Issuance[3]


-25%
-29%
33%
100
106
75
100
133
4Q17
3Q18
4Q18
2017
2018

Note: Do not consider origination of Credit Card, Overdraft, Debt Renegotiation and other revolving credits. (1) Average origination per working day in the period, except for private securities issuance. (2) Does not include private securities issuance. (3) Source: ANBIMA. Considers total volume of fixed income and hybrid private securities issuance arranged by Itaú Unibanco on the local market (includes distributed volumes).

Itaú Unibanco Holding S.A.

pg. 51

# Credit Portfolio Growth in Brazil [1] (in R$ Billions)

Nominal GDP (Dec-14 to Dec-18): 19.0% | Accumulated Inflation (IPCA) (Dec-14 to Dec-18): 26.6% | Accumulated Interbank Rate: (Dec-14 to Dec-18): 52.5%



Credit Card Loans
30.6%
31.2%
59
59
59
67
77
Dec-14
Dec-15
Dec-16
Dec-17
Dec-18
Personal Loans
0.8%
9.2%
28
28
26
25
28
Dec-14
Dec-15
Dec-16
Dec-17
Dec-18
Payroll Loans
15.2%
4.5%
41
45
45
44
47
Dec-14
Dec-15
Dec-16
Dec-17
Dec-18
Vehicle Loans
-45.0%
3.4%
29
20
15
14
16
Dec-14
Dec-15
Dec-16
Dec-17
Dec-18
Mortgage Loans
45.5%
10.3%
29
35
38
40
42
Dec-14
Dec-15
Dec-16
Dec-17
Dec-18
Corporate Loans
-30.3%
-16.0%
147
152
122
107
102
Dec-14
Dec-15
Dec-16
Dec-17
Dec-18
Very Small, Small and Middle Market Loans
-1.0%
15.6%
69
66
59
60
68
Dec-14
Dec-15
Dec-16
Dec-17
Dec-18
Total Brazil
-5.1%
4.7%
401
405
364
357
381
Dec-14
Dec-15
Dec-16
Dec-17
Dec-18

(1) Loan Portfolio without financial guarantees provided.

Itaú Unibanco Holding S.A.
page 52
Itaú

Credit Portfolio Breakdown 1,2 1 Companies Credit Portfolio by Business Sector Credit Concentration Dec-18 4Q18 3Q18D R$ million In R$ billions, end of period Public Sector 4.7 5.3 -10.9% Private Sector 323.2 331.2 -2.4% Loan, lease, other credit operations Real Estate 19.6 20.7 -5.4% Loan, lease and other and securities of companies and Food and beverage 18.6 18.8 -1.2% credit operations financial institutions Risk % of Total Risk % of Total Agribusiness and fertilizers 17.7 17.5 1.4% Largest Debtor 5,193 0.9 7,675 1.1 Transportation 16.9 16.5 2.4% 10 largest debtors 31, 564 5.3 43,959 6.4 Energy and water treatment 14.7 15.4 -4.8% 20 largest debtors 47, 430 7.9 68,262 10.0 Vehicles and auto parts 13.2 13.7 -4.0% 50 largest debtors 73, 355 12.3 108,722 15.9 Banks and other financial institutions 11.4 11.5 -0.8% 100 largest debtors 98, 672 16.5 143,437 21.0 Infrastructure work 11.3 11.9 -4.8% Mining 10.4 10.7 -3.1% Petrochemical and chemical 10.1 10.5 -3.8% 1% 3% Telecommunications 9.5 9.4 1.8% Steel and metallurgy 8.9 9.5 -6.2% 7% Pharmaceutical and cosmetics 7.9 7.7 3.1% 9% Oil and gas 7.6 7.7 -1.1% 38% Capital Assets 6.3 6.5 -3.7% Sugar and Alcohol 6.2 6.8 -8.4% 11% Electronic and IT 6.0 5.9 1.6% Construction Material 5.6 6.0 -6.1% 11% Clothing and footwear 4.9 5.2 -5.5% 18% Services - Other 42.6 43.7 -2.5% Commerce - Other 20.0 19.8 0.9% Other Industry and Extractivism Industry - Other 9.6 9.7 -0.6% Real Estate and Construction Consumer Goods Other 44.4 46.3 -4.1% Vehicles and Transportation Agriculture and Related Total 327.9 336.4 -2.5% Banks and other financial institutions Public Sector (1) Includes financial guarantees provided; (2) Industry and Extractivism = Mining (+) Steel and Metallurgy (+) Capital Assets (+) Petrochemical and Chemical (+) Energy and sewage (+) Oil and gas. Consumer Goods = Food and beverage (+) Clothing and footwear (+) Pharmaceuticals and cosmetics (+) Electronic and IT. Vehicles and Transportation = Transportation (+) Vehicles and autoparts. Real Estate and Construction = Real estate agents (+) Construction material (+) Infrastructure work. Agriculture and Related = Agribusiness and fertilizers (+) Sugar and alcohol. Other = Telecommunications (+) Commerce – Other (+) Services – Other (+) Industry – Other (+) Other. page 53Credit Portfolio Breakdown 1,2 1 Companies Credit Portfolio by Business Sector Credit Concentration Dec-18 4Q18 3Q18D R$ million In R$ billions, end of period Public Sector 4.7 5.3 -10.9% Private Sector 323.2 331.2 -2.4% Loan, lease, other credit operations Real Estate 19.6 20.7 -5.4% Loan, lease and other and securities of companies and Food and beverage 18.6 18.8 -1.2% credit operations financial institutions Risk % of Total Risk % of Total Agribusiness and fertilizers 17.7 17.5 1.4% Largest Debtor 5,193 0.9 7,675 1.1 Transportation 16.9 16.5 2.4% 10 largest debtors 31, 564 5.3 43,959 6.4 Energy and water treatment 14.7 15.4 -4.8% 20 largest debtors 47, 430 7.9 68,262 10.0 Vehicles and auto parts 13.2 13.7 -4.0% 50 largest debtors 73, 355 12.3 108,722 15.9 Banks and other financial institutions 11.4 11.5 -0.8% 100 largest debtors 98, 672 16.5 143,437 21.0 Infrastructure work 11.3 11.9 -4.8% Mining 10.4 10.7 -3.1% Petrochemical and chemical 10.1 10.5 -3.8% 1% 3% Telecommunications 9.5 9.4 1.8% Steel and metallurgy 8.9 9.5 -6.2% 7% Pharmaceutical and cosmetics 7.9 7.7 3.1% 9% Oil and gas 7.6 7.7 -1.1% 38% Capital Assets 6.3 6.5 -3.7% Sugar and Alcohol 6.2 6.8 -8.4% 11% Electronic and IT 6.0 5.9 1.6% Construction Material 5.6 6.0 -6.1% 11% Clothing and footwear 4.9 5.2 -5.5% 18% Services - Other 42.6 43.7 -2.5% Commerce - Other 20.0 19.8 0.9% Other Industry and Extractivism Industry - Other 9.6 9.7 -0.6% Real Estate and Construction Consumer Goods Other 44.4 46.3 -4.1% Vehicles and Transportation Agriculture and Related Total 327.9 336.4 -2.5% Banks and other financial institutions Public Sector (1) Includes financial guarantees provided; (2) Industry and Extractivism = Mining (+) Steel and Metallurgy (+) Capital Assets (+) Petrochemical and Chemical (+) Energy and sewage (+) Oil and gas. Consumer Goods = Food and beverage (+) Clothing and footwear (+) Pharmaceuticals and cosmetics (+) Electronic and IT. Vehicles and Transportation = Transportation (+) Vehicles and autoparts. Real Estate and Construction = Real estate agents (+) Construction material (+) Infrastructure work. Agriculture and Related = Agribusiness and fertilizers (+) Sugar and alcohol. Other = Telecommunications (+) Commerce – Other (+) Services – Other (+) Industry – Other (+) Other. page 53

1 Credit Portfolio by Vintage Profile of credit portfolio by origination period: R$ billion § Older vintages with higher spreads are losing relevance compared to the most recent ones. § 58.9% of total origination was created in the past 12 months. 494 531 532 36.5% 38.8% 40.9% 4.6% 4.5% 4.3% 6.2% 6.4% 5.7% 8.5% 7.6% 7.9% 10.1% 11.1% 9.0% 34.0% 32.1% 31.5% 4Q17 3Q18 4Q18 Actual Quarter (q) q-1 q-2 q-3 q-4 q=<-5 (1) Does not include financial guarantees provided. page 541 Credit Portfolio by Vintage Profile of credit portfolio by origination period: R$ billion § Older vintages with higher spreads are losing relevance compared to the most recent ones. § 58.9% of total origination was created in the past 12 months. 494 531 532 36.5% 38.8% 40.9% 4.6% 4.5% 4.3% 6.2% 6.4% 5.7% 8.5% 7.6% 7.9% 10.1% 11.1% 9.0% 34.0% 32.1% 31.5% 4Q17 3Q18 4Q18 Actual Quarter (q) q-1 q-2 q-3 q-4 q=<-5 (1) Does not include financial guarantees provided. page 54

Loan Portfolio Mix Change 1 (%) dez/18 Dec-18 18.1 12.73.0 14.5 5.39.1 8.8 28.5 Consolidated de Dec z/18 -18 25.3 17.8 4.2 20.4 7.4 12.7 12.3 Dec-17 Dec-17 27.9 16.5 3.9 18.7 7.1 13.4 12.4 2 Brazil Dec-16 Dec-16 30.7 16.1 4.2 16.2 7.1 13.4 12.3 Dec-15 dez/15 35.0 16.1 4.9 14.4 7.0 11.2 11.2 Dec-14 dez/14 34.1 17.0 7.2 14.8 7.0 9.8 10.1 Corporate Very Small, Small and Middle Market Vehicles Credit Card 3 Personal Loans Latin America Mortgage Loans Payroll Loans (individual and companies) (1) Does not include financial guarantees provided; (2) Includes units abroad ex-Latin America; (3) Excludes Brazil. page 55Loan Portfolio Mix Change 1 (%) dez/18 Dec-18 18.1 12.73.0 14.5 5.39.1 8.8 28.5 Consolidated de Dec z/18 -18 25.3 17.8 4.2 20.4 7.4 12.7 12.3 Dec-17 Dec-17 27.9 16.5 3.9 18.7 7.1 13.4 12.4 2 Brazil Dec-16 Dec-16 30.7 16.1 4.2 16.2 7.1 13.4 12.3 Dec-15 dez/15 35.0 16.1 4.9 14.4 7.0 11.2 11.2 Dec-14 dez/14 34.1 17.0 7.2 14.8 7.0 9.8 10.1 Corporate Very Small, Small and Middle Market Vehicles Credit Card 3 Personal Loans Latin America Mortgage Loans Payroll Loans (individual and companies) (1) Does not include financial guarantees provided; (2) Includes units abroad ex-Latin America; (3) Excludes Brazil. page 55

Financial Margin with Clients Annualized Average Rate Brazil Consolidated 12.7% 12.6% 12.3% 12.2% 12.1% 12.0% 12.0% 11.8% 12.6% 10.3% 10.3% 10.1% 9.9% 9.9% 9.9% 9.6% 9.8% 9.8% 9.5% 9.2% 9.2% 10.9% 9.0% 8.9% 9.2% 8.9% 8.2% 7.6% 7.7% 7.6% 7.5% 7.4% 7.4% 7.3% 7.1% 6.7% 6.4% 6.4% 6.7% 6.4% 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 Financial Margin with Clients Risk-adjusted Financial Margin with Clients CDI (annualized quarterly rate) Financial Margin with Clients Breakdown R$ billion Brazil 63.6 2.6 62.2 (0.8) 1.5 (0.5) 0.2 (1.6) 1 2 2017 Mix of products Asset Sprea ds and Liabilities Margin Structured operations Working Capital and other Latin America Financial 2018 3 Average Asset Portfolio from the Wholesale Margin with clients segment Note: For comparison purposes, Itaú Unibanco Holding managerial figures include adjustments for non-recurring effects, tax effect of hedge of investments abroad and sovereign bonds. (1) Change in the compostion of assets with credit risk between periods; (2) Spreads variation of assets with credit risk between periods; (3) Considers credit and private securities portfolio net of overdue balance over 60 days. page 56Financial Margin with Clients Annualized Average Rate Brazil Consolidated 12.7% 12.6% 12.3% 12.2% 12.1% 12.0% 12.0% 11.8% 12.6% 10.3% 10.3% 10.1% 9.9% 9.9% 9.9% 9.6% 9.8% 9.8% 9.5% 9.2% 9.2% 10.9% 9.0% 8.9% 9.2% 8.9% 8.2% 7.6% 7.7% 7.6% 7.5% 7.4% 7.4% 7.3% 7.1% 6.7% 6.4% 6.4% 6.7% 6.4% 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 Financial Margin with Clients Risk-adjusted Financial Margin with Clients CDI (annualized quarterly rate) Financial Margin with Clients Breakdown R$ billion Brazil 63.6 2.6 62.2 (0.8) 1.5 (0.5) 0.2 (1.6) 1 2 2017 Mix of products Asset Sprea ds and Liabilities Margin Structured operations Working Capital and other Latin America Financial 2018 3 Average Asset Portfolio from the Wholesale Margin with clients segment Note: For comparison purposes, Itaú Unibanco Holding managerial figures include adjustments for non-recurring effects, tax effect of hedge of investments abroad and sovereign bonds. (1) Change in the compostion of assets with credit risk between periods; (2) Spreads variation of assets with credit risk between periods; (3) Considers credit and private securities portfolio net of overdue balance over 60 days. page 56

Financial Margin with the Market R$ billion 1.8 1.8 6.3 1.7 1.6 5.5 1.5 1.4 1.4 1.3 0.3 5.3 3.7 1.9 1.7 1.6 1.4 1.4 1.3 1.3 0.1 1.1 0.2 1.7 1.3 1.3 0.9 1.2 1.1 1.0 0.5 1.5 0.5 1.0 0.2 0.3 0.2 0.2 0.3 0.5 0.3 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 2017 2018 Financial Margin with Sale of shares - B3 Financial Margin with 1 year moving average of 1 2 the Market – Brazil the Market– Latin America Financial Margin with the Market (1) Includes units abroad ex-Latin America; (2) Excludes Brazil. page 57Financial Margin with the Market R$ billion 1.8 1.8 6.3 1.7 1.6 5.5 1.5 1.4 1.4 1.3 0.3 5.3 3.7 1.9 1.7 1.6 1.4 1.4 1.3 1.3 0.1 1.1 0.2 1.7 1.3 1.3 0.9 1.2 1.1 1.0 0.5 1.5 0.5 1.0 0.2 0.3 0.2 0.2 0.3 0.5 0.3 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 2017 2018 Financial Margin with Sale of shares - B3 Financial Margin with 1 year moving average of 1 2 the Market – Brazil the Market– Latin America Financial Margin with the Market (1) Includes units abroad ex-Latin America; (2) Excludes Brazil. page 57

# Provision for Loan Losses and Cost of Credit

## Provision for Loan Losses by Segment


R$ million
4.3% 4.4% 4.6% 5.8% 5.0% 5.0% 4.7% 4.5% 4.1% 3.6% 3.7% 3.3% 3.4% 3.0% 2.9%
5,768 5,997 6,366 7,824 6,337 6,169 5,823 5,392 4,948 4,282 4,483 4,111 4,271 3,904 3,796
392 399 383 772 396 412 757 432 598 514 701 554 621 514 423
1,629 1,295 1,362 2,728 1,546 1,825 1,070 1,410 619 532 248 393 168
3,747 4,302 4,621 4,323 4,395 3,932 3,996 3,550 3,732 3,236 3,534 3,165 3,482 3,688 3,726
-298 -354
2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18
Retail Banking - Brazil
Wholesale Banking - Brazil
Latin America ex-Brazil
Provision for Loan Losses / Loan Portfolio (*) - Annualized

(*) Average balance of the loan portfolio, considering the last two quarters.

## Cost of Credit

(Provision for Loan Losses + Recovery of Loans Written Off as Losses + Impairment + Discounts Granted)


R$ million
2.9% 3.1% 3.0% 4.4% 4.1% 3.7% 4.2% 3.6% 3.0% 2.7% 2.9% 2.5% 2.4% 2.1% 2.1%
4,795 5,075 5,135 7,211 6,335 5,582 6,352 5,281 4,474 3,990 4,257 3,788 3,601 3,263 3,415
2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18
Cost of Credit
Cost of Credit / Total Risk (*) - Annualized

(*) Average balance of the loan portfolio with financial guarantees provided and corporate securities, considering the last two quarters.

Note: Includes the consolidation of Citibank as of 4Q17.

Itaú Unibanco Holding S.A.

page 58

# Allowance for Loan Losses by Risk– Consolidated

R$ million

## Allocation of Total Allowance(*) by Type of Risk - Consolidated



37,309
35,496
34,261
Potential[3]
16,853
14,919
13,527
Aggravated
10,025
10,418
10,399
Overdue
10,431
10,160
10,335
Dec-17
Sep-18
Dec-18
Expected and/or Potential Loss
Related to expected loss in Retail segment and potential loss in Wholesale segment
Retail - Brazil[1]
6,284
Wholesale - Brazil[1]
4,973
Latin America[2]
2,270
Renegotiation and overdue loans
Related to aggravated risk rating of overdue and renegotiated operations
Renegotiations (non-overdue/ aggravated)
Retail - Brazil[1]
965
3,930
4,894
Wholesale - Brazil[1]
381
3,915
4,296
Latin America[2]
353
855
1,208
Overdue operations according to the Brazilian Central Bank
Related to minimum provision required for overdue operations according to CMN Resolution 2,682/1999
Fully Provisioned
Retail - Brazil[1]
2,486
5,533
8,018
Wholesale - Brazil[1]
372
703
1,075
Latin America[2]
468
774
1,241

(1) Includes units abroad ex-Latin America; (2) Excludes Brazil; (3) Allowance for potential losses includes the provision for financial guarantees provided.
(*) Total allowance includes allowance for financial guarantees provided, which is recorded in liabilities as from March 2017, in accordance with CMN Resolution No. 4,512/16.

## Regulatory Breakdown



34,261
Complementary Allowance
6,375
Allowance for Financial Guarantees Provided
1,136
Generic Allowance
11,837
Specific Allowance
14,913
Dec-18

Itaú Unibanco Holding S.A.
page 59

Non Performing Loans Ratios 15 to 90-day NPL Ratio | Consolidated - % 90-day NPL Ratio| Consolidated (%) 4.8 4.2 3.9 3.7 3.8 3.8 3.7 3.5 3.5 3.4 3.2 3.4 3.2 3.1 3.0 3.1 2.9 2.8 2.8 2.6 2.6 3.9 2.3 3.4 3.0 2.9 3.2 3.2 3.1 3.1 2.8 3.0 2.6 2.7 2.7 2.7 2.9 2.9 2.9 2.5 2.8 2.6 2.5 2.7 2.3 2.7 2.6 2.5 2.4 2.1 2.3 2.3 1.7 1.6 1.5 1.5 1.5 1.5 1.4 1.4 1.3 1.2 1.2 1.2 1.1 1.1 Dec-14 Sep-15 Dec-15 Sep-16 Dec-16 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Dec-14 Sep-15 Dec-15 Sep-16 Dec-16 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Total Brazil ¹ Latin America ² Total Brazil ¹ Latin America ² 15 to 90-day NPL Ratio | Brazil 1 - % 90-day NPL Ratio | Brazil 1(%) 6.3 5.8 5.8 5.4 5.1 4.9 4.9 4.6 4.5 4.5 4.4 4.2 5.7 4.2 5.6 3.9 3.8 3.6 3.5 3.5 3.5 4.9 3.3 3.2 4.7 4.5 2.9 4.2 4.2 4.3 3.9 3.8 3.7 3.4 2.5 2.3 2.4 3.2 3.5 3.4 1.8 3.1 1.9 1.7 1.5 3.0 2.8 0.9 1.0 0.8 0.7 1.8 1.7 1.8 1.7 1.5 1.5 1.5 1.3 1.1 1.0 0.8 1.0 1.0 1.0 0.9 Dec-14 Sep-15 Dec-15 Sep-16 Dec-16 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Dec-14 Sep-15 Dec-15 Sep-16 Dec-16 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Individuals Corporate Very Small, Small and Middle Market Companies Individuals Corporate Very Small, Small and Middle Market Companies Note: Total and Latin America 15 to 90-day NPL Ratios prior to June 2016 do not include CorpBanca. (1) Includes units abroad ex-Latin America. (2) Excludes Brazil. page 60Non Performing Loans Ratios 15 to 90-day NPL Ratio | Consolidated - % 90-day NPL Ratio| Consolidated (%) 4.8 4.2 3.9 3.7 3.8 3.8 3.7 3.5 3.5 3.4 3.2 3.4 3.2 3.1 3.0 3.1 2.9 2.8 2.8 2.6 2.6 3.9 2.3 3.4 3.0 2.9 3.2 3.2 3.1 3.1 2.8 3.0 2.6 2.7 2.7 2.7 2.9 2.9 2.9 2.5 2.8 2.6 2.5 2.7 2.3 2.7 2.6 2.5 2.4 2.1 2.3 2.3 1.7 1.6 1.5 1.5 1.5 1.5 1.4 1.4 1.3 1.2 1.2 1.2 1.1 1.1 Dec-14 Sep-15 Dec-15 Sep-16 Dec-16 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Dec-14 Sep-15 Dec-15 Sep-16 Dec-16 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Total Brazil ¹ Latin America ² Total Brazil ¹ Latin America ² 15 to 90-day NPL Ratio | Brazil 1 - % 90-day NPL Ratio | Brazil 1(%) 6.3 5.8 5.8 5.4 5.1 4.9 4.9 4.6 4.5 4.5 4.4 4.2 5.7 4.2 5.6 3.9 3.8 3.6 3.5 3.5 3.5 4.9 3.3 3.2 4.7 4.5 2.9 4.2 4.2 4.3 3.9 3.8 3.7 3.4 2.5 2.3 2.4 3.2 3.5 3.4 1.8 3.1 1.9 1.7 1.5 3.0 2.8 0.9 1.0 0.8 0.7 1.8 1.7 1.8 1.7 1.5 1.5 1.5 1.3 1.1 1.0 0.8 1.0 1.0 1.0 0.9 Dec-14 Sep-15 Dec-15 Sep-16 Dec-16 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Dec-14 Sep-15 Dec-15 Sep-16 Dec-16 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Individuals Corporate Very Small, Small and Middle Market Companies Individuals Corporate Very Small, Small and Middle Market Companies Note: Total and Latin America 15 to 90-day NPL Ratios prior to June 2016 do not include CorpBanca. (1) Includes units abroad ex-Latin America. (2) Excludes Brazil. page 60

# Coverage Ratio (90-day NPL)

## Coverage Ratio and Expanded Coverage Ratio[1]


222%
231%
243%
246%
245%
236% 2
248%
235%
221%
104%
104%
101%
100%
100%
96%
95%
92%
90%
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Total
Total (Expanded)

[1] Expanded Coverage Ratio is calculated from the division of the total allowance balance* by the sum of 90 days overdue operations and of renegotiated loan portfolio excluding the double counting of 90 days overdue renegotiated loans.

[2] Excluding the exposure of a corporate cliente, the Total coverage ratio would have been 244%.

(*) Total allowance used for calculation of the coverage and expanded coverage ratios includes the provision for financial guarantees provided, which is recorded in liabilities as from March 2017, in accordance with CMN Resolution No. 4,512/16.

## Coverage Ratio


908%
639%
517%
219%
235%
221%
166%
168%
169%
Dec-17
Sep-18
Dec-18
Latin America ex-Brazil
Retail Banking - Brazil
Wholesale Banking - Brazil

Itaú Unibanco Holding S.A.
page 61

NPL Creation R$ billion 5.3 * 5.0 5.0 4.9 4.4 4.4 4.4 4.4 3.8 3.8 3.8 3.6 3.5 3.5 3.5 3.5 3.3 3.2 * 1.0 1.1 1.0 0.8 0.7 0.5 0.5 0.5 0.4 0.7 0.8 0.5 0.5 0.4 0.2 0.3 0.2 -0.3 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 Total Retail Banking - Brazil Whosale Banking - Brazil Latin America ex-Brazil * Excluding the exposure of a corporate cliente, the Total NPL Creation would have been R$4.5 billion and the Wholesale Banking in Brazil NPL Creation would have been R$0.6 billion. page 62NPL Creation R$ billion 5.3 * 5.0 5.0 4.9 4.4 4.4 4.4 4.4 3.8 3.8 3.8 3.6 3.5 3.5 3.5 3.5 3.3 3.2 * 1.0 1.1 1.0 0.8 0.7 0.5 0.5 0.5 0.4 0.7 0.8 0.5 0.5 0.4 0.2 0.3 0.2 -0.3 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 Total Retail Banking - Brazil Whosale Banking - Brazil Latin America ex-Brazil * Excluding the exposure of a corporate cliente, the Total NPL Creation would have been R$4.5 billion and the Wholesale Banking in Brazil NPL Creation would have been R$0.6 billion. page 62

Provision for Loan Losses and NPL Creation by Segment Retail Banking - Brazil R$ billion 107% 108% 105% 102% 104% 99% 100% 98% 89% 3.7 3.5 3.5 3.3 3.5 3.5 3.8 3.5 3.5 4.0 3.8 3.7 3.2 3.6 3.2 3.2 3.5 3.7 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 Wholesale Banking - Brazil R$ billion 263% 230% 141% 148% 48% 34% -29% -53% -66% 1.4 0.7 1.1 1.1 0.8 1.0 0.5 0.5 1.0 0.2 0.6 0.2 0.2 0.4 0.2 -0.3 -0.3 -0.4 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 Latin America ex–Brazil R$ billion 154% 128% 130% 133% 100% 97% 114% 86% 79% 0.8 0.8 0.4 0.5 0.6 0.4 0.5 0.5 0.7 0.5 0.6 0.7 0.6 0.5 0.5 0.4 0.4 0.3 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 Total R$ billion 112% 113% 110% 109% 102% 98% 85% 82% 79% 5.85 5.3 .4 4.94.94 4.4 .3 4.44.5 4.4 5.0 5.0 3.8 4.4 4.1 4.3 3.9 3.8 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 Provision for Loan Losses NPL Creation Provision for Loan Losses / NPL Creation page 63Provision for Loan Losses and NPL Creation by Segment Retail Banking - Brazil R$ billion 107% 108% 105% 102% 104% 99% 100% 98% 89% 3.7 3.5 3.5 3.3 3.5 3.5 3.8 3.5 3.5 4.0 3.8 3.7 3.2 3.6 3.2 3.2 3.5 3.7 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 Wholesale Banking - Brazil R$ billion 263% 230% 141% 148% 48% 34% -29% -53% -66% 1.4 0.7 1.1 1.1 0.8 1.0 0.5 0.5 1.0 0.2 0.6 0.2 0.2 0.4 0.2 -0.3 -0.3 -0.4 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 Latin America ex–Brazil R$ billion 154% 128% 130% 133% 100% 97% 114% 86% 79% 0.8 0.8 0.4 0.5 0.6 0.4 0.5 0.5 0.7 0.5 0.6 0.7 0.6 0.5 0.5 0.4 0.4 0.3 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 Total R$ billion 112% 113% 110% 109% 102% 98% 85% 82% 79% 5.85 5.3 .4 4.94.94 4.4 .3 4.44.5 4.4 5.0 5.0 3.8 4.4 4.1 4.3 3.9 3.8 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 Provision for Loan Losses NPL Creation Provision for Loan Losses / NPL Creation page 63

# Loan Portfolio Evolution by Risk Level



Brazil [1]
Consolidated
Total Allowance for Loan Losses (R$ million)
32,919
30,475
29,541
37,309
35,496
34,261
Loan Portfolio by Risk Level
43.1%
44.5%
43.0%
43.0%
44.0%
42.9%
37.2%
36.7%
38.2%
35.2%
33.6%
34.9%
5.0%
4.9%
5.5%
8.7%
9.1%
10.2%
4.1%
4.0%
4.0%
4.0%
4.8%
4.0%
10.7%
9.9%
9.2%
9.2%
8.4%
8.0%
Dec-17
Sep-18
Dec-18
Dec-17
Sep-18
Dec-18
AA
A
B
C
D-H

(1) Includes units abroad ex-Latin America.
Note: Loan portfolio without financial guarantees provided. Total allowance includes the provision for financial guarantees provided, which is recorded in liabilities as from March 2017, in accordance with CMN Resolution No. 4,512/16.

Itaú Unibanco Holding S.A.
page 64

# Renegotiated Loan Operations

## Total Renegotiated Portfolio | Breakdown by Days Overdue

R$ billion


Brazil [1]
22.9 23.1 24.6 24.5 24.4 25.5 25.2 25.7 25.2
24.3 24.7 26.4 26.4 26.4 27.6 27.5 27.9 27.3
1.5 1.6 1.8 1.9 2.0 2.0 2.3 2.2 2.1
1.9 1.8 2.0 1.9 1.9 1.9 1.8 1.8 1.8
7.6 7.3 8.2 7.8 7.7 8.4 8.5 8.7 8.2
5.6 5.6 6.2 5.9 5.9 5.9 5.2 5.1 4.8
1.4 1.3 1.4 1.3 1.3 1.2 1.2 1.3 1.4
6.4 7.0 6.9 7.6 7.7 8.2 8.5 8.8 9.0
Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18
Days overdue: measured at the moment of renegotiation
Latin America [2]
When Written-off as a Loss
When over 90 days overdue
When 31-90 days overdue
When up to 30 days overdue
When non-overdue

## Allowance for Loan Losses for Renegotiated Loans Portfolio

R$ billion


40.8% 40.1% 41.2% 40.2% 40.9% 40.3% 39.9% 40.8% 41.4%
24.3 24.7 26.4 26.4 26.4 27.6 27.5 27.9 27.3
9.9 9.9 10.9 10.6 10.8 11.1 11.0 11.4 11.3
Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18
Allowance for Loan Losses for Renegotiated Loans Portfolio
Renegotiated Loans Portfolio
Allowance for Loan Losses for Renegotiated Loans Portfolio/ Renegotiated Loans Portfolio

## 90-day NPL of Renegotiated Loans Portfolio

R$ billion


20.8% 19.7% 17.6% 17.2% 16.5% 17.9% 15.0% 15.7% 16.8%
5.1 4.9 4.6 4.6 4.4 4.9 4.1 4.4 4.6
Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18
Total Renegotiated Loans Portfolio 90-day NPL
Total of Renegotiated Loans Portfolio 90-day NPL Ratio

(1) Includes units abroad ex-Latin America; (2) Excludes Brazil.

Itaú Unibanco Holding S.A.

page 65

# Credit Quality | Individuals

## Credit Cards Portfolio in Dec-18



7.9%
8.0%
84.2%
18.7%
8.7%
72.6%
Itaú Unibanco
Brazilian Financial System excluding Itaú Unibanco
Transactor[1]
Installment with Interest
Revolving Credit + Overdue Loans

## Loan-to-Value
## Vehicles and Mortgage | Vintages



55.6%
54.7%
57.2%
57.9%
57.8%
58.4%
Dec-17
Sep-18
Dec-18
Vehicles
Mortgage Loans

## Composition of the Payroll Loans Portfolio in Dec-18



11%
11%
78%
Private Sector
Public Sector
INSS

## Change in the Mix of the Individuals Portfolio in Brazil



Payroll Loans
Mortgage Loans
Vehicles
Personal Loans
Credit Card
13.4%
14.4%
24.0%
16.0%
32.2%
22.2%
20.0%
7.6%
13.4%
36.8%
Dec-13
Dec-18

(1) Includes installment without interest.

Itaú Unibanco Holding S.A.

page 66

# Banking Fee Revenues and Result from Insurance, Pension Plans and Premium Bonds

| In R$ millions | 4Q18 | 3Q18 | Δ | 4Q17 | Δ | 2018 | 2017 | Δ |
|---|---|---|---|---|---|---|---|---|
| Credit and Debit Cards | 3,487 | 3,379 | 3.2% | 3,567 | -2.3% | 13,450 | 13,180 | 0.0% |
| Current Account Services | 1,854 | 1,829 | 1.4% | 1,763 | 5.2% | 7,320 | 6,791 | 0.0% |
| Asset Management [1] | 1,192 | 1,068 | 11.6% | 952 | 25.2% | 4,380 | 3,570 | 22.7% |
| Credit Operations and Guarantees Provided | 615 | 606 | 1.5% | 662 | -7.0% | 2,518 | 2,609 | -3.5% |
| Collection Services | 480 | 472 | 1.7% | 459 | 4.6% | 1,893 | 1,728 | 9.6% |
| Advisory Services and Brokerage | 559 | 279 | 100.5% | 401 | 39.4% | 1,576 | 1,398 | 0.0% |
| Other | 237 | 249 | -4.7% | 289 | -17.8% | 1,034 | 1,175 | -12.0% |
| Latin America (ex-Brazil) | 768 | 750 | 2.4% | 682 | 12.6% | 2,907 | 2,563 | 13.5% |
| Commissions and Fees | 9,192 | 8,632 | 6.5% | 8,775 | 4.8% | 35,079 | 33,014 | 6.3% |
| Result from Insurance Operations [2] | 1,590 | 1,521 | 4.6% | 1,711 | -7.1% | 6,357 | 6,256 | 1.6% |
| Total | 10,782 | 10,153 | 6.2% | 10,486 | 2.8% | 41,436 | 39,271 | 5.5% |

## Operational Coverage Ratio


R$ million
80.3%
85.8%
82.2%
83.3%
82.7%
86.8%
84.6%
80.3%
84.3%
9,576
9,441
9,498
9,845
10,486
10,130
10,371
10,153
10,782
33.7%
35.2%
35.3%
37.0%
38.2%
37.3%
37.5%
36.8%
38.3%
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
Commissions and Fees and Result from Insurance Operations2
Commissions and Fees and Result from Insurance Operations2 / Operating Revenues3
Commissions and Fees and Result from Insurance Operations2 / Non-interest Expenses

(1) Includes fund management fees and consortia management fees. (2) Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations net of Retained Claims and Selling Expenses. (3) Operating Revenues including the Result from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses.

Itaú Unibanco Holding S.A.
page 67

Retail - Merchant Acquiring | REDE Debit Card Transaction Volume Credit Card Transaction Volume R$ million R$ million 81,136 46,057 70,376 69,425 68,259 38,711 38,873 65,915 37,548 63,558 63,345 61,937 35,818 35,595 60,938 32,867 32,234 32,014 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 Service Revenues from Acquiring Numbers R$ million 1,535 % growth 1,444 1,433 1,401 1,399 1,283 1,254 4Q18 x 4Q17 1,227 1,180 POS number 1.2 million 6.1% Purchase volume R$127.2 billion 17.6% 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 page 68Retail - Merchant Acquiring | REDE Debit Card Transaction Volume Credit Card Transaction Volume R$ million R$ million 81,136 46,057 70,376 69,425 68,259 38,711 38,873 65,915 37,548 63,558 63,345 61,937 35,818 35,595 60,938 32,867 32,234 32,014 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 Service Revenues from Acquiring Numbers R$ million 1,535 % growth 1,444 1,433 1,401 1,399 1,283 1,254 4Q18 x 4Q17 1,227 1,180 POS number 1.2 million 6.1% Purchase volume R$127.2 billion 17.6% 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 page 68

Insurance Operations | Pro Forma Income Statement 4Q18 Recurring Other Recurring Activities Total In R$ millions Activities Activities 3Q18D 4Q17D Earned Premiums 1,045 970 75 946 2.5% 919 5.5% Revenues from Pension Plan and Premium Bonds 179 179 - 174 2.3% 231 -22.7% Liability Adequacy Test 43 43 - - - 260 - Retained Claims (294) (225) (68) (246) -8.2% (213) 6.1% Selling Expenses (14) (4) (10) (2) 119.4% (4) -0.3% Result from Insurance, Pension Plan and Premium Bonds 959 962 (3) 873 10.2% 1,194 -19.4% Managerial Financial Margin (4) 7 (11) (10) -168.9% 54 -86.7% Commissions and Fees 545 536 9 564 -4.8% 515 4.2% Earnings of Affiliates 150 150 - 126 19.1% 118 26.3% Non-interest Expenses (630) (632) 2 (518) 22.0% (455) 38.9% Tax Expenses for ISS, PIS and Cofins and other taxes (85) (85) 0 (81) 4.3% (87) -2.4% Income before Tax and Minority Interests 936 938 (2) 952 -1.4% 1,340 -30.0% Income Tax/Social Contribution and Minority Interests (389) (389) 1 (365) 6.7% (576) -32.4% Recurring Net Income 547 549 (2) 587 -6.5% 764 -28.1% Net Income and Insurance Ratio1 R$ millions 12.6% 11.7% 11.1% 10.6% 10.3% 10.0% 9.7% 9.2% 8.5% 777 735 682 643 641 600 73 638 591 547 49 73 62 39 63 32 38 35 217 341 195 161 154 209 251 205 142 460 398 402 401 348 358 374 373 344 50 27 21 7 4 3 (2) (27) (29) 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 Other Activities Insurance - Recurring Activities Pension Plan Premiums Bonds Insurance Ratio ¹ Note: Our recurring activities consist of mass-market products related to Life, Property, Credit Life, Pension and Premium Bonds. Other insurance activities correspond to Extended Warranty, Health Insurance, our stake in IRB, and other. (1)Insurance Ratio = Recurring net income from Insurance, Pension Plan and Premium Bonds operations / Itaú Unibanco’s recurring net income. page 69Insurance Operations | Pro Forma Income Statement 4Q18 Recurring Other Recurring Activities Total In R$ millions Activities Activities 3Q18D 4Q17D Earned Premiums 1,045 970 75 946 2.5% 919 5.5% Revenues from Pension Plan and Premium Bonds 179 179 - 174 2.3% 231 -22.7% Liability Adequacy Test 43 43 - - - 260 - Retained Claims (294) (225) (68) (246) -8.2% (213) 6.1% Selling Expenses (14) (4) (10) (2) 119.4% (4) -0.3% Result from Insurance, Pension Plan and Premium Bonds 959 962 (3) 873 10.2% 1,194 -19.4% Managerial Financial Margin (4) 7 (11) (10) -168.9% 54 -86.7% Commissions and Fees 545 536 9 564 -4.8% 515 4.2% Earnings of Affiliates 150 150 - 126 19.1% 118 26.3% Non-interest Expenses (630) (632) 2 (518) 22.0% (455) 38.9% Tax Expenses for ISS, PIS and Cofins and other taxes (85) (85) 0 (81) 4.3% (87) -2.4% Income before Tax and Minority Interests 936 938 (2) 952 -1.4% 1,340 -30.0% Income Tax/Social Contribution and Minority Interests (389) (389) 1 (365) 6.7% (576) -32.4% Recurring Net Income 547 549 (2) 587 -6.5% 764 -28.1% Net Income and Insurance Ratio1 R$ millions 12.6% 11.7% 11.1% 10.6% 10.3% 10.0% 9.7% 9.2% 8.5% 777 735 682 643 641 600 73 638 591 547 49 73 62 39 63 32 38 35 217 341 195 161 154 209 251 205 142 460 398 402 401 348 358 374 373 344 50 27 21 7 4 3 (2) (27) (29) 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 Other Activities Insurance - Recurring Activities Pension Plan Premiums Bonds Insurance Ratio ¹ Note: Our recurring activities consist of mass-market products related to Life, Property, Credit Life, Pension and Premium Bonds. Other insurance activities correspond to Extended Warranty, Health Insurance, our stake in IRB, and other. (1)Insurance Ratio = Recurring net income from Insurance, Pension Plan and Premium Bonds operations / Itaú Unibanco’s recurring net income. page 69

**Insurance Operations** | Insurance Core Activities

## Net Income and Underwriting Margin


R$ million
78.0%
78.5%
74.9%
75.8%
77.9%
374
717
398
701
344
687
401
717
373
756
4Q17
1Q18
2Q18
3Q18
4Q18
Net Income
Underwriting Margin
Underwriting Margin / Earned Premiums

## Combined Ratio [1]


48.1%
47.2%
52.3%
51.6%
56.2%
52.0%
0.3%
30.0%
21.7%
53.3%
0.2%
31.9%
21.3%
57.5%
0.1%
32.4%
25.0%
56.7%
0.1%
32.5%
24.1%
62.1%
0.3%
40.1%
21.7%
4Q17
1Q18
2Q18
3Q18
4Q18
Selling Expenses/Earned Premiums
Administrative Expenses and Other/Earned Premiums
Insurance Claims/Earned Premiums
Extended Combined Ratio

## Earned Premiums Breakdown


R$ million
919
5.5%
9.8%
1.8%
16.2%
14.2%
52.6%
893
4.0%
10.5%
1.8%
15.7%
14.6%
53.3%
917
5.1%
10.2%
1.7%
16.1%
15.0%
51.9%
946
4.2%
10.0%
1.7%
17.1%
15.7%
51.3%
970
3.8%
10.4%
1.6%
17.4%
15.9%
50.9%
4Q17
1Q18
2Q18
3Q18
4Q18
Life and Personal Accidents
Protected Card
Credit Life
Property risk
Mortgage
Other

## Retained Claims Breakdown


R$ million
199
6.8%
7.3%
3.9%
12.0%
6.5%
63.4%
190
10.8%
5.7%
3.3%
11.5%
11.3%
57.4%
229
7.4%
6.1%
3.7%
14.9%
12.0%
56.0%
228
8.2%
3.3%
2.2%
14.0%
13.6%
58.7%
211
6.1%
7.8%
12.7%
18.3%
55.1%
4Q17
1Q18
2Q18
3Q18
4Q18
Life and Personal Accidents
Protected Card
Credit Life
Property risk
Mortgage
Other

(1) The combined ratio is the sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and Cofins and other taxes divided by earned premiums. The extended combined ratio is the sum of these same expenses divided by the sum of earned premiums, managerial financial margin and commissions and fees.

Itaú Unibanco Holding S.A.

page 70

# Pension Plan Segment

## Focus on Client Experience

**7 Reasons to Invest**

1. Plan your retirement
2. Pay your future health expenses
3. Invest in your kids' education
4. Plan your taxes expenses
5. Improve your investment return
6. Flexibility to change pension plan
7. Succession planning

**Concept 1,3,6,9:** How much do the client have to save to enjoy a peaceful retirement?

| Years of salary accumulated | Age |
|---|---|
| 1 | 35 |
| 3 | 45 |
| 6 | 55 |
| 9 | 65 |

## Recurring Net Income



R$ million
205
217
161
209
341
195
251
154
142
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18

## Technical Provisions



R$ billion
149.4
157.4
163.0
170.7
177.3
182.4
185.2
190.0
196.6
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18

Itaú Unibanco Holding S.A.

page 71

# Non-interest Expenses

| In R$ millions | 4Q18 | 3Q18 | Δ | 4Q17 | Δ | 2018 | 2017 | Δ |
|---|---|---|---|---|---|---|---|---|
| Personnel Expenses | (5,618) | (5,405) | 3.9% | (5,512) | 1.9% | (21,300) | (20,302) | 4.9% |
| Administrative Expenses | (4,454) | (4,173) | 6.7% | (4,262) | 4.5% | (16,659) | (15,978) | 4.3% |
| **Personnel Expenses and Administrative Expenses** | **(10,072)** | **(9,579)** | **5.2%** | **(9,774)** | **3.1%** | **(37,960)** | **(36,280)** | **4.6%** |
| Operating Expenses | (948) | (1,264) | -25.0% | (1,278) | -25.9% | (4,609) | (4,981) | -7.5% |
| Other Tax Expenses [1] | (89) | (82) | 8.8% | (86) | 3.5% | (329) | (345) | -4.8% |
| **Total Brazil** | **(11,109)** | **(10,925)** | **1.7%** | **(11,138)** | **-0.3%** | **(42,898)** | **(41,607)** | **3.1%** |
| Latin America (ex-Brazil) [2] | (1,683) | (1,721) | -2.2% | (1,537) | 9.5% | (6,478) | (5,439) | 19.1% |
| **Total** | **(12,793)** | **(12,646)** | **1.2%** | **(12,675)** | **0.9%** | **(49,376)** | **(47,045)** | **5.0%** |

(1) Includes IPTU, IPVA, IOF and other. Does not include PIS, Cofins and ISS; (2) Does not consider overhead allocation;

## Branches and Client Service Branches [3,4]



Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18
5,103 5,005 4,955 4,919 4,981 4,976 4,904 4,917 4,940
135 144 154 156 160 160 160 173 195
3,653 3,553 3,523 3,523 3,591 3,587 3,531 3,531 3,530
766 757 736 718 703 704 697 700 703
549 551 542 522 527 525 516 513 512
Branches + CSB (Latin America ex-Brazil)
CSB - Brazil
Brick and Mortar Branches - Brazil
Digital Branches - Brazil

## Number of Employees [5]



Amout
Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18
94,779 94,955 95,065 96,326 99,332 99,618 99,914 100,756 100,335
13,260 13,116 13,204 13,282 13,223 13,205 13,193 13,101 12,968
648 620 609 643 572 570 577 585 566
80,871 81,219 81,252 82,401 85,537 85,843 86,144 87,070 86,801
Brazil
Abroad (ex-Latin America)
Latin America

(3) Includes IBBA representative offices abroad; (4) Includes Banco Itaú BBA, Banco Itaú Argentina and companies in Chile, Colombia, Uruguay, Panama and Paraguay; (5) For companies under our control, 100% of the total number of employees is considered. No employees are considered for companies not controlled by us.

Itaú Unibanco Holding S.A.

page 72

# Efficiency Ratio and Risk-Adjusted Efficiency Ratio



68.6
64.5
63.4
63.3
65.7
60.8
61.0
61.3
61.7
44.8
43.6
45.7
47.3
49.2
45.9
47.1
48.8
48.7
45.3
70.1
45.3
68.2
45.5
66.6
45.3
65.0
46.4
64.2
47.0
63.3
47.4
62.7
47.7
62.2
47.6
61.2
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
Trailing 12-month Efficiency Ratio (%)
Trailing 12-month Risk-Adjusted Efficiency Ratio (%)
Quarterly Efficiency Ratio (%)
Quarterly Risk-Adjusted Efficiency Ratio (%)

Risk-Adjusted Efficiency Ratio = Non-Interest Expenses (Personnel Expenses + Administrative Expenses + Operating Expenses + Other Expenses) + Cost of Credit / (Managerial Financial Margin + Commissions and Fees + Result of Insurance, Pension Plan and Premium Bonds + Tax Expenses for ISS, PIS, Cofins and Other Taxes)

Itaú Unibanco Holding S.A.

page 73

# Balance Sheet – Assets and Liabilities [1]

R$ million

| Assets | 4Q18 | 3Q18 | Δ | 4Q17 | Δ |
|---|---|---|---|---|---|
| **Current and Long-term Assets** | **1,615,235** | **1,578,127** | **2.4%** | **1,475,217** | **9.5%** |
| Cash and Cash Equivalents | 37,159 | 29,467 | 26.1% | 18,749 | 98.2% |
| Short-term Interbank Investments | 304,747 | 320,965 | -5.1% | 271,254 | 12.3% |
| Securities and Derivative Financial Instruments | 457,513 | 428,260 | 6.8% | 445,751 | 2.6% |
| Interbank and Interbranch Accounts | 132,776 | 125,987 | 5.4% | 132,752 | 0.0% |
| Loan, Lease and Other Loan Operations | 532,481 | 530,520 | 0.4% | 493,595 | 7.9% |
| (Allowance for Loan Losses) | (33,125) | (34,227) | -3.2% | (35,360) | -6.3% |
| Other Assets | 183,684 | 177,155 | 3.7% | 148,475 | 23.7% |
| **Permanent Assets** | **34,378** | **35,034** | **-1.9%** | **28,286** | **21.5%** |
| **Total Assets** | **1,649,613** | **1,613,162** | **2.3%** | **1,503,503** | **9.7%** |

| Liabilities | 4Q18 | 3Q18 | Δ | 4Q17 | Δ |
|---|---|---|---|---|---|
| **Current and Long-Term Liabilities** | **1,502,865** | **1,471,863** | **2.1%** | **1,362,133** | **10.3%** |
| Deposits | 463,424 | 454,552 | 2.0% | 402,938 | 15.0% |
| Deposits Received under Securities Repurchase Agreements | 343,236 | 314,575 | 9.1% | 323,910 | 6.0% |
| Fund from Acceptances and Issue of Securities | 111,566 | 118,684 | -6.0% | 107,581 | 3.7% |
| Interbank and Interbranch Accounts | 46,863 | 49,129 | -4.6% | 39,086 | 19.9% |
| Borrowings and Onlendings | 67,947 | 67,258 | 1.0% | 63,441 | 7.1% |
| Derivative Financial Instruments | 27,485 | 31,827 | -13.6% | 26,453 | 3.9% |
| Technical Provisions for Insurance, Pension Plans and Premium Bonds | 203,417 | 196,748 | 3.4% | 183,747 | 10.7% |
| Other Liabilities | 238,925 | 239,090 | -0.1% | 214,977 | 11.1% |
| **Deferred Income** | **2,625** | **2,603** | **0.9%** | **2,433** | **7.9%** |
| **Minority Interest in Subsidiaries** | **12,367** | **13,661** | **-9.5%** | **12,014** | **2.9%** |
| **Stockholders' Equity** | **131,757** | **125,035** | **5.4%** | **126,924** | **3.8%** |
| **Total Liabilities and Equity** | **1,649,613** | **1,613,162** | **2.3%** | **1,503,503** | **9.7%** |

Itaú Unibanco Holding S.A.

page 74

# Total Assets | Evolution and Breakdown



R$ billion
1,427.1
1,503.5
1,649.6
499.4
474.7
457.5
183.7
34.4
2016
2017
2018
30.3% Loans Portfolio [1]
28.8% Cash and Cash Equivalents, Interbank Investments and Interbank and Interbranch Accounts
27.7% Securities and Derivatives Financial Instruments
11.1% Other
2.1% Permanent Assets

## Securities and Derivatives Breakdown



41.1%
33.6%
14.2%
6.0%
5.1%
Pension Plans Fund Quotas
Domestic Government Bonds
Corporate Securities
International Government Bonds
Derivatives

## Loans Breakdown



28.5%
18.1%
12.7%
14.5%
9.1%
8.8%
5.3%
3.0%
Latin America
Corporate
SME's
Credit Cards
Mortgage (includes individuals and companies)
Payroll Loans to Individuals
Personal Loans
Vehicles

(1) Net of Allowance for Loan Losses.

Itaú Unibanco Holding S.A.

page 75

# **Total Liabilities** | Evolution and Breakdown

R$ billion



1,427.1
1,503.5
1,649.6
554.4
363.9
204.6
203.4
142.3
131.8
49.3
2016
2017
2018
33.6% Deposits, Debentures and Funds from Bills and Structured Operations Certificates
22.1% Deposits Received under Securities, Repurchase Agreements and Fund from Acceptances and Issue of Securities [1]
12.4% Others [2]
12.3% Technical Provisions for Insurance, Pension Plans and Capitalization
8.6% Interbank and Interbranch Accounts, Borrowings and Onlendings and Derivative Financial Instruments
8.0% Stockholder´s Equity
3.0% Subordinated Debt [3]

(1) Does not include debentures, Funds from Bills and Structured Operations Certificates; (2) Includes Deferred Income, Minority Interest in Subsidiaries and Other Liabilities; (3) Considers in the 2018, perpetual subordinated notes.

Itaú Unibanco Holding S.A.

page 76

# Funding

- Loan Portfolio mainly funded by **domestic client funding**
- **Diversified** funding base

| In R$ millions, end of period | 4Q18 | 3Q18 | Δ | 4Q17 | Δ |
|---|---|---|---|---|---|
| Demand Deposits | 72,581 | 74,817 | -3.0% | 68,973 | 5.2% |
| Savings Deposits | 136,865 | 132,374 | 3.4% | 119,980 | 14.1% |
| Time Deposits | 251,301 | 244,247 | 2.9% | 211,800 | 18.7% |
| Debentures (Linked to Repurchase Agreements and Third Parties' Operations) | 21,417 | 29,472 | -27.3% | 58,837 | -63.6% |
| Funds from Bills [(1)] and Structured Operations Certificates | 69,512 | 74,358 | -6.5% | 65,704 | 5.8% |
| **(1) Funding from Account Holders and Institutional Clients** | **551,676** | **555,267** | **-0.6%** | **525,295** | **5.0%** |
| Onlending | 17,907 | 19,017 | -5.8% | 24,181 | -25.9% |
| **(2) Total - Funding from Clients** | **569,583** | **574,284** | **-0.8%** | **549,476** | **3.7%** |
| Assets Under Administration | 1,131,239 | 1,093,487 | 3.5% | 969,858 | 16.6% |
| Technical Provisions for Insurance, Pension Plan and Premium Bonds | 203,417 | 196,748 | 3.4% | 183,747 | 10.7% |
| **(3) Total – Clients** | **1,904,239** | **1,864,519** | **2.1%** | **1,703,081** | **11.8%** |
| Interbank deposits | 2,675 | 3,111 | -14.0% | 2,182 | 22.6% |
| Funds from Acceptance and Issuance of Securities | 42,054 | 44,327 | -5.1% | 41,877 | 0.4% |
| **Total Funds from Clients + Interbank Deposits** | **1,948,967** | **1,911,957** | **1.9%** | **1,747,140** | **11.6%** |

| In R$ millions, end of period | 4Q18 | 3Q18 | Δ | 4Q17 | Δ |
|---|---|---|---|---|---|
| Funding from Clients | 569,583 | 574,284 | -0.8% | 549,476 | 3.7% |
| Funds from Acceptance and Issuance of securities Abroad | 42,054 | 44,327 | -5.1% | 41,877 | 0.4% |
| Borrowings | 50,040 | 48,240 | 3.7% | 39,260 | 27.5% |
| Other [(2)] | 25,678 | 30,087 | -14.7% | 33,135 | -22.5% |
| **Total (A)** | **687,356** | **696,938** | **-1.4%** | **663,748** | **3.6%** |
| (-) Reserve Required by Brazilian Central Bank | (97,619) | (89,451) | 9.1% | (102,922) | -5.2% |
| (-) Cash (currency) [(3)] | (37,159) | (29,467) | 26.1% | (18,749) | 98.2% |
| **Total (B)** | **552,578** | **578,019** | **-4.4%** | **542,077** | **1.9%** |
| **Loan Portfolio (C)** [(4)] | **532,481** | **530,520** | **0.4%** | **493,595** | **7.9%** |
| **Loan Portfolio / Gross Funding (C/A)** | **77.5%** | **76.1%** | **130 bps** | **74.4%** | **310 bps** |
| **Loan Portfolio / Net Funding (C/B)** | **96.4%** | **91.8%** | **460 bps** | **91.1%** | **530 bps** |

(1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Includes installments of subordinated debt that are not included in the Tier II Referential Equity. (3) Includes cash, bank deposits of institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents in foreign currency. (4) The loan portfolio balance does not include financial guarantees provided.

Itaú Unibanco Holding S.A.

page 77

Funding Funding from Clients 1 In R$ billions 1,949 1,912 1,839 1,805 1,747 1,682 1,648 Funding from Account Holders and 1,595 1,556 Institutional Clients 1,335 1,290 1,242 1,215 1,154 1,116 1,070 1,028 971 Assets Under Administration + Technical Provisions for Insurance, 555 552 Pension Plan and Premium Bonds 531 517 525 523 506 497 499 Total Funds from Clients + Interbank Deposits Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 (1) Includes institutional clients in the proportion of each type of product invested by them. 2 % Funding (Maturity Breakdown) Ratio between Loan Portfolio and Funding 96.4% 94.6% 91.7% 91.8% 90.8% 91.1% 90.0% 89.8% 88.9% 181-365 77.5% 77.8% 76.1% 74.3% 74.4% 73.9% 74.6% 73.9% 74.5% 6.4% 31-180 697 687 8.1% 667 661 664 665 650 641 633 119 531 135 532 122 109 125 118 519 115 34.9% 109 495 494 118 491 480 478 468 Over 365 578 553 542 540 548 553 531 534 515 50.6% Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 0-30 Funding from Clients (R$ billion) Loan Portfolio ³ / Gross Funding 4 Reserve Requirements and Cash Loan Portfolio ³ / Funding Loan Portfolio (R$ billion) ³ (2) Includes demand, savings and time deposits plus debentures, mortgage-backed notes, onlending, borrowings, funds from acceptance and issuance of securities abroad, net of reserve requirements and available funds; (3) The loan portfolio balance does not include financial guarantees provided; (4) Gross funding, ex-deductions of reserve requirements and cash and cash equivalents. page 78Funding Funding from Clients 1 In R$ billions 1,949 1,912 1,839 1,805 1,747 1,682 1,648 Funding from Account Holders and 1,595 1,556 Institutional Clients 1,335 1,290 1,242 1,215 1,154 1,116 1,070 1,028 971 Assets Under Administration + Technical Provisions for Insurance, 555 552 Pension Plan and Premium Bonds 531 517 525 523 506 497 499 Total Funds from Clients + Interbank Deposits Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 (1) Includes institutional clients in the proportion of each type of product invested by them. 2 % Funding (Maturity Breakdown) Ratio between Loan Portfolio and Funding 96.4% 94.6% 91.7% 91.8% 90.8% 91.1% 90.0% 89.8% 88.9% 181-365 77.5% 77.8% 76.1% 74.3% 74.4% 73.9% 74.6% 73.9% 74.5% 6.4% 31-180 697 687 8.1% 667 661 664 665 650 641 633 119 531 135 532 122 109 125 118 519 115 34.9% 109 495 494 118 491 480 478 468 Over 365 578 553 542 540 548 553 531 534 515 50.6% Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 0-30 Funding from Clients (R$ billion) Loan Portfolio ³ / Gross Funding 4 Reserve Requirements and Cash Loan Portfolio ³ / Funding Loan Portfolio (R$ billion) ³ (2) Includes demand, savings and time deposits plus debentures, mortgage-backed notes, onlending, borrowings, funds from acceptance and issuance of securities abroad, net of reserve requirements and available funds; (3) The loan portfolio balance does not include financial guarantees provided; (4) Gross funding, ex-deductions of reserve requirements and cash and cash equivalents. page 78

# Capital Ratios (BIS) | Prudential Conglomerate [1]

| In R$ millions, end of period | 4Q18 | 3Q18 |
|---|---|---|
| **Consolidated stockholders' equity (BACEN)** | **144,131** | **139,082** |
| Deductions from Core Capital | (20,773) | (25,770) |
| **Core Capital** | **123,358** | **113,313** |
| **Additional Capital** | **7,796** | **8,073** |
| **Tier I** | **131,154** | **121,386** |
| **Tier II** | **15,874** | **15,866** |
| **Referential Equity (Tier I and Tier II)** | **147,028** | **137,252** |
| **Required Referential Equity** | **70,559** | **70,089** |
| **ACP**$_{Required}$ | **19,429** | **19,300** |
| **Total Risk-weighted Exposure (RWA)** | **818,072** | **812,625** |
| Credit Risk-weighted Assets ($RWA_{CPAD}$) | 714,969 | 713,435 |
| Operational Risk-weighted Assets ($RWA_{OPAD}$) | 72,833 | 72,833 |
| Market Risk-weighted Assets ($RWA_{MINT}$) | 30,270 | 26,356 |
| **Tier I (Core Capital + Additional Capital)** | **16.0%** | **14.9%** |
| **Tier II** | **1.9%** | **2.0%** |
| **BIS (Referential Equity / Total Risk-weighted Exposure)** | **18.0%** | **16.9%** |

(1) Includes financial institutions, consortium managers, payment institutions, companies that acquire operations or directly or indirectly assume credit risk and investment funds in which the conglomerate substantially retains risks and benefits.

Itaú Unibanco Holding S.A.

page 79

Capital Ratios Full aplication of Basel III rules│ December 31, 2018 15.9% 13.5% 13.5% -0.8% 1.0% -0.3% 0.4% -2.4% 3.1% 0.6% 1.0% 14.9% 12.9% 12.5% Tier I Net Inc ome Dividends, IOC and shares Assets deductions and Adition al Tier 1 Capital Tier I Additional Tier I - Dec-18 after Dec-17 and oth er Equity changes buyback RWA issued on Mar-18 and Dec-18 dividends and I OC additional dividends and exchange rate variation IOC Common Equity Tier I (CET I) Additional Tier I (AT1) Dividend Yield ¹ Payout and Shares Buyback Dividends and IOC ² 89.2% 22.9 10 0.0% 83.0% In R$ Billions 2.0% 80 .0% 12.4% 49.3% 60 .0% Highlighted on Equity 16.4 Shares Buyback 7.5% 4.3% 40 .0% 87.2% 70.6% Payout Paid and provisioned 6.0 20 .0% 45.0% in 2018 Shares Buyback 0.5 0.0% 2018 2016 2017 2018 (1) Considers the payout of 89.2% and the average daily closing price in 2018; (2) Dividends and IOC net of taxes. page 80Capital Ratios Full aplication of Basel III rules│ December 31, 2018 15.9% 13.5% 13.5% -0.8% 1.0% -0.3% 0.4% -2.4% 3.1% 0.6% 1.0% 14.9% 12.9% 12.5% Tier I Net Inc ome Dividends, IOC and shares Assets deductions and Adition al Tier 1 Capital Tier I Additional Tier I - Dec-18 after Dec-17 and oth er Equity changes buyback RWA issued on Mar-18 and Dec-18 dividends and I OC additional dividends and exchange rate variation IOC Common Equity Tier I (CET I) Additional Tier I (AT1) Dividend Yield ¹ Payout and Shares Buyback Dividends and IOC ² 89.2% 22.9 10 0.0% 83.0% In R$ Billions 2.0% 80 .0% 12.4% 49.3% 60 .0% Highlighted on Equity 16.4 Shares Buyback 7.5% 4.3% 40 .0% 87.2% 70.6% Payout Paid and provisioned 6.0 20 .0% 45.0% in 2018 Shares Buyback 0.5 0.0% 2018 2016 2017 2018 (1) Considers the payout of 89.2% and the average daily closing price in 2018; (2) Dividends and IOC net of taxes. page 80

Capital Requirement under the Basel Committee, BACEN and ITUB Target ITUB Target Minimum Capital Required Basel II Basel III 15.0% 1.5% 1.5% 11.5% 11.0% 2.0% 8.0% If total capital falls 1.5% Subordinated 5.5% below 11.5%, debt (TII) restrictions will T1= 13.5% 12.0% Stockholders`equity start to be applied 4.0% (CET1) to the distribution 8.0% T1= 9.5% of dividends and Perpetual bonus 5.5% Bonds (AT1) T1= CET1 + AT1 4.0% 2004 2004 2019 (Basel) (BACEN) 0% 0% 100% 100% Deductions Notes: - BACEN requirements do not include the countercyclical capital buffer of 2.5% page 81Capital Requirement under the Basel Committee, BACEN and ITUB Target ITUB Target Minimum Capital Required Basel II Basel III 15.0% 1.5% 1.5% 11.5% 11.0% 2.0% 8.0% If total capital falls 1.5% Subordinated 5.5% below 11.5%, debt (TII) restrictions will T1= 13.5% 12.0% Stockholders`equity start to be applied 4.0% (CET1) to the distribution 8.0% T1= 9.5% of dividends and Perpetual bonus 5.5% Bonds (AT1) T1= CET1 + AT1 4.0% 2004 2004 2019 (Basel) (BACEN) 0% 0% 100% 100% Deductions Notes: - BACEN requirements do not include the countercyclical capital buffer of 2.5% page 81

# Payout Practice

In order to **manage capital efficiently**, aiming at creating value to our shareholders, we announced through a Material Fact disclosed on September 26, 2017, that we intend to:

- Maintain the practice of paying dividends and interest on own capital at **35% of net income**, however we **excluded the maximum limit** previously determined at 45%.

- Set forth, through the Board of Directors, the total amount to be distributed each year considering:
  - the company's capitalization level, according to rules issued by the Brazilian Central Bank;
  - the minimum Tier 1 Capital* of 13.5% determined by the Board of Directors. We highlight that this ratio must be composed of at least 12% of Core Capital;
  - the profitability in the year;
  - the expectations of capital use based on the expected business growth, share buyback programs, mergers and acquisitions and regulatory changes that may change capital requirement;
  - changes in tax legislation.

Therefore, the percentage to be distributed may change every year based on the company's profitability and capital demands, always considering the minimum distribution set forth in the Bylaws.

**Total Payout[1] simulation to keep Tier I Capital* at 13.5% under different return and growth scenarios:**

| | | ROE[3] | | | | |
|---|---|---|---|---|---|---|
| | | 15.00% | 17.50% | 20.00% | 22.50% | 25.00% |
| RWA[2] Growth | 5.00% | 65 – 70% | 70 – 75% | 75 – 80% | 80 – 85% | 85 - 90% |
| | 10.00% | 40 – 45% | 45 – 50% | 50 – 55% | 55 – 60% | 60 – 65% |
| | 15.00% | 35% | 35% | 35 – 40% | 40 – 45% | 45 – 50% |

* Taking into consideration the full application of Basel III rules, in addition to the impact from the acquisition of the minority interest of 49.9% in XP Investimentos.

(1) Includes total amounts of dividends and share buyback. Simulations include the June 2017 base and Citibank's Brazilian retail business and the 49.9% minority interest in XP Investimentos transactions; (2) Risk-Weighted Assets; (3) Return on Equity.

Itaú Unibanco Holding S.A.

page 82

Itaú

# Ratings

## FitchRatings

| International | | | | | | National | |
|---|---|---|---|---|---|---|---|
| Viability | Support | Local Currency | | Foreign Currency | | | |
| | | Long Term | Short Term | Long Term | Short Term | Long Term | Short Term |
| bb+ | 4 | BB | B | BB | B | AAA (bra) | F1+ (bra) |

## Moody's

| International | | | | National | |
|---|---|---|---|---|---|
| Subordinated Debt Foreign Currency | Senior Unsecured Debt Foreign Currency | Issuer Local Currency | | Issuer | |
| Long Term | Long Term | Long Term | Short Term | Long Term | Short Term |
| (P) Ba3 | (P) Ba3 | Ba3 | NP | A1. br | BR-1 |

## Standard &Poor's

| International | | | | National | |
|---|---|---|---|---|---|
| Local Currency | | Foreign Currency | | | |
| Long Term | Short Term | Long Term | Short Term | Long Term | Short Term |
| BB- | B | BB- | B | brAAA | brA-1+ |

Itaú Unibanco Holding S.A.

page 83

# 2019 Forecast

| | Consolidated | | Brazil [1] | |
|---|---|---|---|---|
| Total Credit Portfolio [2] | 8.0% | 11.0% | 8.0% | 11.0% |
| Financial Margin with Clients | 9.5% | 12.5% | 9.5% | 12.5% |
| Financial Margin with the Market | R$4.6 bn | R$5.6 bn | R$3.6 bn | R$4.6 bn |
| Cost of Credit [3] | R$14.5 bn | R$17.5 bn | R$12.5 bn | R$15.5 bn |
| Commissions and Fees and Results from Insurance Operations [4] | 3.0% | 6.0% | 3.0% | 6.0% |
| Non-Interest Expenses | 5.0% | 8.0% | 5.5% | 8.5% |
| Effective Tax Rate | 31.0% | 33.0% | 32.0% | 34.0% |

(1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of Result from Loan Losses, Impairment and Discounts Granted; (4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses.

Itaú Unibanco Holding S.A.

page 84

Distribution of Added Value 1 OTHER REINVESTMENTS R$1.5 bn R$2.1 bn 2% SHAREHOLDERS TAXES, FEES AND CONTRIBUTIONS 3% 32% R$24.4 bn R$23.3 bn 33% 73.0 bn Controllers Free Float Approximately 30% 6% 150 Thousand direct Non-Controllers EMPLOYEES shareholders 1% 24.4 bn 26% R$21.6 bn Approximately 1 million indirect shareholders ² in Brazil (1) Includes recurring net income and the reclassification of hedge tax effects of investments abroad to the financial margin; (2) Indirect shareholders are individuals or institutional investors who have indirectly bought our shares through an investment fund. page 85Distribution of Added Value 1 OTHER REINVESTMENTS R$1.5 bn R$2.1 bn 2% SHAREHOLDERS TAXES, FEES AND CONTRIBUTIONS 3% 32% R$24.4 bn R$23.3 bn 33% 73.0 bn Controllers Free Float Approximately 30% 6% 150 Thousand direct Non-Controllers EMPLOYEES shareholders 1% 24.4 bn 26% R$21.6 bn Approximately 1 million indirect shareholders ² in Brazil (1) Includes recurring net income and the reclassification of hedge tax effects of investments abroad to the financial margin; (2) Indirect shareholders are individuals or institutional investors who have indirectly bought our shares through an investment fund. page 85

Information Technology 5Information Technology 5

# Digital Transformation

## Use of Digital Channels[1]

number of current account holders (in millions)

### Individuals



11.1
9.6
8.6
Dec-16
Dec-17
Dec-18

### Companies



1.0
1.1
1.1
Dec-16
Dec-17
Dec-18

[1] Internet, mobile or SMS in the Retail Bank.

## Share of Transactions

through digital channels

| | 2016 | 2018 |
|---|---|---|
| Credit | 16% | 19% |
| Investments | 31% | 41% |
| Payments | 61% | 76% |

Note: Share of digital channels in the total volume (R$) of transactions in the Retail Bank segment

## New Accounts

individuals accounts (in thousands)



952
1,037
1,007
1,108
1,073
61
91
127
165
225
4Q17
1Q18
2Q18
3Q18
4Q18
Abreconta App
Brick and Mortar Branches

## Share of Digital Operations on the Retail Operating Revenues



2016
2018
23%
77%
31%
69%
Digital Branches
Brick and Mortar Branches

2018
**Efficiency Ratio**

Brick and Mortar Branches
71%
*vs*
Digital Branches
26%

Itaú Unibanco Holding S.A.

page 87

Itaú Unibanco in Capital Markets 6Itaú Unibanco in Capital Markets 6

Non-voting Shares Appreciation | ITUB4 and ITUB Evolution of R$100 invested on the day before the announcement of the merger (October 31, 2008) to February 1, 2019 611  402  271  263  Oct-08 Oct-09 Oct-10 Oct-11 Oct-12 Oct-13 Oct-14 Oct-15 Oct-16 Oct-17 Fe Ob ct- -1 19 8 ITUB4 - Without dividend reinvestiment ITUB4 - With dividend reinvestiment IBOVESPA Index CDI 347  231  156  151  Feb-19 Oct-08 Oct-09 Oct-10 Oct-11 Oct-12 Oct-13 Oct-14 Oct-15 Oct-16 Oct-17 Oct-18 ITUB - Without dividend reinvestiment ITUB - With dividend reinvestiment IBOVESPA Index (in USD) CDI (in USD) Fonte: Economatica page 89Non-voting Shares Appreciation | ITUB4 and ITUB Evolution of R$100 invested on the day before the announcement of the merger (October 31, 2008) to February 1, 2019 611 402 271 263 Oct-08 Oct-09 Oct-10 Oct-11 Oct-12 Oct-13 Oct-14 Oct-15 Oct-16 Oct-17 Fe Ob ct- -1 19 8 ITUB4 - Without dividend reinvestiment ITUB4 - With dividend reinvestiment IBOVESPA Index CDI 347 231 156 151 Feb-19 Oct-08 Oct-09 Oct-10 Oct-11 Oct-12 Oct-13 Oct-14 Oct-15 Oct-16 Oct-17 Oct-18 ITUB - Without dividend reinvestiment ITUB - With dividend reinvestiment IBOVESPA Index (in USD) CDI (in USD) Fonte: Economatica page 89

Sustainability 7Sustainability 7

Sustainability Timeline Sustainability at the Sustainability board of directors’ Committee Strategy (officers level) Committee Sustainability Superior Ethics and Creation of Governance Sustainability operating (executive level) Committee committees Itaú Unibanco Merger 2013 2008 2017 2005 2000 2007 2010 2014 2016 First cell for analysis Central Bank of environmental Regulation and social risks Sustainable Revision of the performance in sustainability corporate vision strategy pg. 91Sustainability Timeline Sustainability at the Sustainability board of directors’ Committee Strategy (officers level) Committee Sustainability Superior Ethics and Creation of Governance Sustainability operating (executive level) Committee committees Itaú Unibanco Merger 2013 2008 2017 2005 2000 2007 2010 2014 2016 First cell for analysis Central Bank of environmental Regulation and social risks Sustainable Revision of the performance in sustainability corporate vision strategy pg. 91

Agenda Sustainable Performance Our Vision Is to be the leading bank in sustainable performance and customer satisfaction Sustainable Performance means creating shared values for employees, clients, shareholders and society, so as to ensure the longevity of our businessAgenda Sustainable Performance Our Vision Is to be the leading bank in sustainable performance and customer satisfaction Sustainable Performance means creating shared values for employees, clients, shareholders and society, so as to ensure the longevity of our business

# Corporate Sustainability Governance

**Board level**

Definition and monitoring of the sustainability strategy

**Board of Directors**
Members of the Board of Directors

**Strategy Committee**
Members of the Board of Directors

Periodicity: annual

**Executive level**

Integration of challenges and trends into businesses

**Superior Ethics and Sustainability Committee**
Members of the Executive Committee

Periodicity: semi-annual

**Officers level**

Decision on and prioritization of projects

**Sustainability Committee**
Members: Officers of areas involved in the sustainability agenda

Periodicity: bimonthly

**Operating level**

Management of projects by specific topics

**Working Groups**
Members: Executives of areas involved in sustainability projects

- Diversity
- integrity and ethics
- Internal Management Ecoefficiency
- Reporting
- Foundations and Institute
- Responsible Investment
- Financial Education

**Environmental and Social Risk Committee**

Meets on a quarterly basis and is responsible for suggesting institutional positions on internal procedures and exposure to the environmental and social risk.

Itaú Unibanco Holding S.A.

page 93

Itaú

Sustainability Strategy The sustainability strategy was defined from workshops, interviews and panels with internal and external stakeholders SOCIAL-ENVIRONMENTAL RISKS FINANCIAL EDUCATION DIALOG AND TRANSPARENCY AND OPPORTUNITIES Understand people´s needs to offer Build long-term relations based on trust to Search business opportunities and manage knowledge and appropriate financial improve our business and generate shared environmental risk, considering market solutions, contributing for individuals and value. trends, regulations, customer demands and companies to have a healthy relationship society. with money. Strategy review In 2017, we understood that our current positioning has The strategy review process is divided into three main steps: matured and started a process to review the sustainability strategy. 1. Topic Evolution, comprising the timely analysis of the corporate sustainability concept in the world; 2. Internal Diagnosis; This new strategy is scheduled to be 3. Strategy Build-Up, with a new positioning and strategic model. completed and disclosed in 2018. page 94Sustainability Strategy The sustainability strategy was defined from workshops, interviews and panels with internal and external stakeholders SOCIAL-ENVIRONMENTAL RISKS FINANCIAL EDUCATION DIALOG AND TRANSPARENCY AND OPPORTUNITIES Understand people´s needs to offer Build long-term relations based on trust to Search business opportunities and manage knowledge and appropriate financial improve our business and generate shared environmental risk, considering market solutions, contributing for individuals and value. trends, regulations, customer demands and companies to have a healthy relationship society. with money. Strategy review In 2017, we understood that our current positioning has The strategy review process is divided into three main steps: matured and started a process to review the sustainability strategy. 1. Topic Evolution, comprising the timely analysis of the corporate sustainability concept in the world; 2. Internal Diagnosis; This new strategy is scheduled to be 3. Strategy Build-Up, with a new positioning and strategic model. completed and disclosed in 2018. page 94

Dialogue and Transparency | Engagement Organizations and commitments that are sources of knowledge and trends Integrity and Ethics Responsible Bank Sustainable Development Reporting and Climate Change Transparency Diversity page 95Dialogue and Transparency | Engagement Organizations and commitments that are sources of knowledge and trends Integrity and Ethics Responsible Bank Sustainable Development Reporting and Climate Change Transparency Diversity page 95

Transparency with the Market | Reporting Consolidated Annual Integrated Report Report • First Brazilian financial institution to publish it voluntarily. Sustainability Form 20-F Report • Presentation of the results from 6 SEC + GRI capitals: financial, social and relationship, human, intellectual, manufactured and natural. MTN Program Medium-Term Note Recognitions Part of the index Only Latin American bank Part of the since its creation to be part of the index index since in 2005. since its creation (1999). 2015. Part of the Index Leader in Transparency portfolio since its Part of the ICO2 since 2014 second edition in portfolio since its 2016 inception in 2010 page 96Transparency with the Market | Reporting Consolidated Annual Integrated Report Report • First Brazilian financial institution to publish it voluntarily. Sustainability Form 20-F Report • Presentation of the results from 6 SEC + GRI capitals: financial, social and relationship, human, intellectual, manufactured and natural. MTN Program Medium-Term Note Recognitions Part of the index Only Latin American bank Part of the since its creation to be part of the index index since in 2005. since its creation (1999). 2015. Part of the Index Leader in Transparency portfolio since its Part of the ICO2 since 2014 second edition in portfolio since its 2016 inception in 2010 page 96

# The Sustainable Development Goals (SDGs)

In 2015, the United Nations (UN) and world leaders formally adopted a new sustainable development agenda, the Sustainable Development Goals (SDGs).



The private sector has an essential role in this challenge.

We are committed to the SDGs and since 2015 we take part in the board of the Brazilian Global Compact Committee (Comitê Brasileiro do Pacto Global – CBPG).

In 2017, we were elected to be the president of CBPG. We are also involved in the development and coordination of the SDGs thematic group in the UN Global Compact (GT ODS), launched in 2015, mobilizing companies and participating in discussions to promote the agenda.

## Study

Participation in and sponsorship of the "Integration of the SDGs in the corporate strategy – a contribution of the Brazilian Global Compact Committee (CBPG) for the 2030 agenda" study.

## Training

Facilitators for workshops on company training, held in partnership with GT ODS of the Global Compact with editions in Curitiba, Belo Horizonte and São Paulo, to train and engage companies to implement SDGs in conformity with the SDG Compass Guide.

## Internal engagement

In 2017, we started a series of workshops for managers and employees in order to promote immersion into the agenda, engagement, identification of the connection with business and definition of action priorities.

## Connection with the strategy

Aimed at reaching the SDGs and their targets through challenges connected to our business, we submitted the topic to the bank's governance, through the Board of Directors, Executive Committee and Sustainability Committee.

Itaú Unibanco Holding S.A.

pg. 97

Itaú

# Employees | Profile

**99,332** Employees[1]

60% (women) 40% (men)

**51.4%** of **management positions** are held by **women**

**22%** of employees are **blacks**

**2.75%** are **apprentices**

**4.7%** of employees are **disabled persons**

(1) Employees who were active in December 2017, in Brazil and abroad from companies managed by the human resources department.

## Organizational Climate

**Confidential annual surveys** that measure the employees' satisfaction with the workplace and people management practices.

| Overall Satisfaction Rate | 2015 | 2016 | 2017 |
|---|---|---|---|
| | 82% | 85% | 86% |

This climate survey is based on an international methodology survey developed by *Great Place to Work*. The results are evaluated by the areas' employees and managers, who are encouraged to develop action plans to address the reported complaints.

## Diversity boosts our innovation capacity and reputational capital

Key guidelines of our positioning on diversity:

- Implementation of policies and awareness-raising projects.
- Fair competitiveness in the face of differences.
- Heterogeneity in the organization.

## Women's Health Program

**Benefits to pregnant and women returning to work after maternity leave.**

- course on nutrition and first aid
- nurse visit after delivery
- additional maternity leave of 60 days and reduced workload in the first month for readaptation purposes
- space for expressing breast milk in the workplace

**Results of the Program**

88,7% of the employees who returned from maternity leave between 2015 and 2016 remained in their jobs for at least 12 months.

Itaú Unibanco Holding S.A.

page 98

**Employees** | Management Cycle

## Attraction and Selection

### Special Talent Programs

Internship: 2,094 people recruited in 2017 (Retention rate: 48%).

Trainees: 139 trainees recruited in 2017 (Retention rate: 97%).

### Turnover

| General Turnover | | |
|---|---|---|
| 2015 | 2016 | 2017 |
| 10.6% | 10.4% | 9.1% |

Since 2009 among the Best Companies to Work For, according to Brazil's main publications (Você S/A, Época and Valor Carreira magazines).

## Training and Development

### Itaú Unibanco Business School

Amounts invested in training programs (millions of reais)



128
131
232
2015
2016
2017

### Career management

Internal recruiting program that allows career changing. In 2017, 2,353 employees were transferred.

## Performance Assessment

### Performance Management

Based on meritocracy, we make an annual analysis of the results and behavioral aspects of each employee.



behavioral
results

### Strategic People Planning

Joint discussion on career planning (Development Committee) and feedbacks.

## Compensation and Benefits

### Fixed Compensation

In 2017, it amounted to approximately R$ 15 billion (plus charges and benefits). Salary adjustments by means of promotion, merit, and collective bargaining agreements.

### Variable Compensation

Long-term incentives based on the offer of preferred shares for leading positions.

Inclusion of social and environmental criteria in the targets of employees and management members.

### Benefits

Examples: meal voucher, education sponsorship, transportation voucher.

Itaú Unibanco Holding S.A.

page 99

Environmental and Social Risks | Integration of ESG into businesses 1 2 3 Compliance Governance Processes Policies Analysis methodologies Role of the compliance area Sustainability and environmental and social Based on the principles of relevance and Measure the quality of the process and responsibility policy proportionality exposure to risk, all areas are monitored for Environmental and social risk policy adherence to policies, and the results are reported to the committees Engagement Committees Engagement of institutions that are relevant Regulatory bodies Sustainability committee for building knowledge External assessments by regulatory bodies Environmental and social risk committee Operational committees (Internal Studies Management, Investment, Reporting, and Development of studies in conjunction with Financial Education) institutions in the sector Training programs Training of teams on environmental and social issues and training to all employees on the sustainability and policy concepts A A signatory A signatory signatory since 2004 since 2008 since 2012 page 100Environmental and Social Risks | Integration of ESG into businesses 1 2 3 Compliance Governance Processes Policies Analysis methodologies Role of the compliance area Sustainability and environmental and social Based on the principles of relevance and Measure the quality of the process and responsibility policy proportionality exposure to risk, all areas are monitored for Environmental and social risk policy adherence to policies, and the results are reported to the committees Engagement Committees Engagement of institutions that are relevant Regulatory bodies Sustainability committee for building knowledge External assessments by regulatory bodies Environmental and social risk committee Operational committees (Internal Studies Management, Investment, Reporting, and Development of studies in conjunction with Financial Education) institutions in the sector Training programs Training of teams on environmental and social issues and training to all employees on the sustainability and policy concepts A A signatory A signatory signatory since 2004 since 2008 since 2012 page 100

# ESG Integration on Business

## Credit Analysis

The Environmental and Social Risk Policy contains the criteria for the analysis of clients and projects and the establishment of real estate guarantees and the inclusion of covenants. To this end, we must consider:

**List of prohibited activities**

We do not carry out new loan operations with companies involved in:

- Labor in conditions similar to slave labor;
- Child labor in violation of legislation;
- Encouragement of prostitution.

**List of restricted activities**

We have specific guidelines for making an environmental and social risk analysis in the following segments:

- Firearms and ammunition;
- Activities of extraction and production of wood, firewood and charcoal from native forests;
- Fishing activities;
- Extraction and industrialization of asbestos;
- Cold storage plants and cattle slaughterhouses.

Client analysis (small and medium businesses): (A – High Risk; B – Medium Risk and C – Low Risk)

Project financing: We follow the criteria determined in accordance with the type of operation/project.

Guarantees and Covenants

## Responsible Investments

Proprietary methodology to include ESG issues in the valuation of fixed income securities and the pricing of active management funds, taking into account: materiality, relevance for the industry, risks e opportunity rating, metrics, and management

**Valuation using the ESG integration methodology:**

- 100% of the Ibovespa and ISE listed companies;
- 72% of IPSA listed companies (Chile);
- 25% of Merval listed companies (Argentina);
- 85% of the corporate fixed income.


Water, energy and materials
Biodiversity and land use
Waste, effluents, emissions
Climate change
Environmental dimensions
ISSUER
Employee relations
Supplier relations
Community relations
Customer relations
Social dimensions
OPERATIONAL
Productivity
Costs
Expenses
Capex
REPUTATIONAL
Revenues
Costs of capital
MARKET
Premium price
News markets
LEGAL/REGULATORY
Fines and penalties
Capex
Interrupted business
Hight relevance
Long term
Short term
Low relevance

Itaú Unibanco Holding S.A.

page 101

Our operations | Buildings, Branches and Data center EMISSIONS MANAGEMENT RENEWABLE ENERGY PILOTS GOVERNANCE AND TARGETS Committee reviews eco-efficiency projects In administrative buildings, using solar Develop inventory, reduce and offset greenhouse gas emissions and studies, and tracks environmental panels and Distributed Generation targets Main Targets page 102Our operations | Buildings, Branches and Data center EMISSIONS MANAGEMENT RENEWABLE ENERGY PILOTS GOVERNANCE AND TARGETS Committee reviews eco-efficiency projects In administrative buildings, using solar Develop inventory, reduce and offset greenhouse gas emissions and studies, and tracks environmental panels and Distributed Generation targets Main Targets page 102

# Task Force on Climate-related Financial Disclosures (TCFD)

The initiative was conceived under the Financial Stability Board (FSB). It proposes climate disclosure recommendations for the financial and non-financial sectors in the pillars of Governance, Strategy, Management Risks, Goals and Metrics.

**We highlight our activities related to the TCFD strategic pillars**

| Governance | Strategy | Risk Management | Targets and Metrics |
|---|---|---|---|
| The Board of Directors guides our internal Sustainability and Environmental and Social Responsibility Policy for risks and opportunities related to climate change | We participate in multi-sector discussion groups, such as CEBDS, UNEP-FI, FEBRABAN and FGV | Climate variables are taken into account in the analysis of the Environmental and Social Risk for the corporate segment and of the financing of large projects | Development of indicators and tools to strengthen the assessment and disclosure of risks and opportunities related to climate change by the UNEP-FI work group on the recommendations of the TCFD |
| The Sustainability Governance addresses risk management and the identification of opportunities related to the climate change agenda | A study was carried out about the climate change impact on our corporate loan portfolio in medium and long-term scenarios | Itaú Asset Management takes Climate Change topics into account in its ESG integration methodology for investment analysis | A study was carried out to identify the business risks and opportunities in view of the global climate change, with 10-year projections |
| The Superior Ethics and Sustainability Committee resolves on the actions to be taken by the institution to meet the climate change agenda | A study was carried out about Emissions financed based on the Portfolio Carbon Initiative guidelines | We take into account climate issues in pricing our insurance products (corporate) | Launch of the Asset calculator to compare emissions of our portfolios with benchmarks |
| The topic is also discussed by the Sustainability Committee, the main Sustainability forum in the organization | Participation of the UNEP-FI work group to implement the recommendations of the TCFD considering different climate scenarios | | |

Itaú Unibanco Holding S.A.

page 103

Itaú

# **Initiatives|** Itaú Women Entrepreneurs e Financial Education

## Itaú Women Entrepreneurs

The Itaú Women Entrepreneurs Program (local acronym IME) was created in 2013 as a result of a partnership with the IFC, World Bank, and the IDB to offer financial and non-financial solutions to women entrepreneurs.

**Objective of the program**

Empower female entrepreneurs in Brazil through in-person and online solutions; train, inspire and connect female entrepreneurs

**Number of participants in the program**

| 2015 | 2016 | 2017 |
|---|---|---|
| 3,393 | 5,994 | 8,056 |

**Solutions**

**Online Platform**
- Contents related to enterprise management and leadership
- Management tools
- Motivational videos

**In-person Actions**
- Networking events
- Business rounds
- Workshops

**80 actions performed through to 2017**

## Financial Education

**Program for client companies**

**Videos and talks free of charge to employees***

Impacted more than 24,000 clients
+ 500 corporate clientes
+ 533 lectures were given throughout Brazil.

**Prevent Acion**

**Focus on credit customers**

Identification of those with potential for indebtedness and approach through financial guidance

**Financial education websites**

Contents available on four Itaú websites
**+ 3 million** hits since 2014

**Uso Consciente do Dinheiro (Conscious Use of Money)**

Impacted **more than 6,300 people** from NGOs and schools,
involving around 1,100 active volunteers since 2015.

**Finance Advisory:**
+ over 2,900 employees attended*

**Online Courses:**
+ over 33k trained employees*

**Presencial Courses:**
+ over 1,800 participated voluntarily*

(*) From 2014 until 2017.

Itaú Unibanco Holding S.A.

page 104

# Ethics and Information Security

Our business is based on ethical principles, which reflects the transparency, respect and honesty present in our relationship with stakeholders.

## Code of ethics

Established to guide, prevent and resolve ethical dilemmas and conflicts of interests related to our activities and internal relations and foresees our commitment to the themes in the ILO´s fundamental conventions and other international agreements, such as:

- Elimination of child labor
- Combat to all forms of discrimination
- Appreciation of diversity
- Prevention of sexual harassment in the workplace
- Respect of the rights to free union association and collective bargaining agreement.

**Employees who have acknowledged and accepted the terms of the Code of Ethics (%)**

| 2015 | 2016 | 2017 | Target 2018 |
|---|---|---|---|
| 92% | 98% | 93% | 95% |

In 2017, Itaú Unibanco was selected to be included in the 2016 *Pro-Ethics Company* list (Empresa Pró-Ética 2017), promoted by the Brazilian Ministry of Transparency, Supervision and Controls.

## Ethics Corporate Policy

To establish guidelines additional to the Itaú Unibanco's Code of Ethics related to the following:

- Ethics Corporate Program
- Additional Guidelines – Conflicts of Interests
- Communication of Departures from the Code of Ethics
- Protection to Persons Using the Whistleblowing Channels.

Information is what supports the entire banking operation. Therefore, we have the commitment to protect corporate information and ensure the privacy of clients in all transactions.

### Information Security Corporate Policy

To ensure compliance with the principles and guidelines relating to the protection of the information and intellectual property of the organization, clients and the general public.

### Information Security Initiatives

**Role of the Information Security area**

- Monitor and handle any type of attack and security incidents
- Management of accesses to systems
- We work together with the business areas and technology to keep up with the trends of the digital world market

**Training on Information Security for employees**

In-class and/or online training on information confidentiality, integrity and availability.

### Cyber Security

We use cutting-edge technology to protect our network and data, as well as other barriers, such as restricted access to our servers, facilities and virtual environments, through the use of firewalls, protection by password and encryption.

**NBR ISO/IEC 27001 Certification**

A Brazilian standard developed to ensure the protection and privacy of information provided by customers and other sources.

fls.3 Attachment 02 (portuguese only) fls.3 Attachment 02 (portuguese only)

Apresentação para a Imprensa Resultados - 2018 Alexsandro Broedel Diretor Executivo de Finanças e Relações com Investidores 05/02/2019 1Apresentação para a Imprensa Resultados - 2018 Alexsandro Broedel Diretor Executivo de Finanças e Relações com Investidores 05/02/2019 1

# Destaques do resultado
## 4º trimestre de 2018

### **Lucro Líquido** Recorrente

Consolidado
**R$ 6,5 bi** ^ 0,4 % (4T18 vs. 3T18)

Brasil
**R$ 6,0 bi** v 0,9 % (4T18 vs. 3T18)

| 4T17 | 1T18 | 2T18 | 3T18 | 4T18 |
|---|---|---|---|---|
| 6,3 | 6,4 | 6,4 | 6,5 | 6,5 |

### **ROE** Recorrente

Consolidado
**21,8%** ^ 0,5 p.p. (4T18 vs. 3T18)

Brasil
**22,7%** ^ 0,3 p.p. (4T18 vs. 3T18)

| 4T17 | 1T18 | 2T18 | 3T18 | 4T18 |
|---|---|---|---|---|
| 21,9 | 22,2 | 21,6 | 21,3 | 21,8 |

### **Carteira de Crédito** [1]

Consolidado
**R$ 636,9 bi** ^ 0,1 % (4T18 vs. 3T18)

Brasil
**R$ 473,8 bi** ^ 2,2 % (4T18 vs. 3T18)

| 4T17 | 1T18 | 2T18 | 3T18 | 4T18 |
|---|---|---|---|---|
| 600,1 | 601,1 | 623,3 | 636,4 | 636,9 |

### **Índice de Inadimplência** 90 dias

Consolidado
**2,9%** 0,0 p.p. (4T18 vs. 3T18)

Brasil
**3,5%** 0,0 p.p. (4T18 vs. 3T18)

| 4T17 | 1T18 | 2T18 | 3T18 | 4T18 |
|---|---|---|---|---|
| 3,1 | 3,1 | 2,8 | 2,9 | 2,9 |

### **Margem com clientes**

Consolidado
**R$ 16,2 bi** ^ 0,5 % (4T18 vs. 3T18)

Brasil
**R$ 14,4 bi** ^ 0,5 % (4T18 vs. 3T18)

| 4T17 | 1T18 | 2T18 | 3T18 | 4T18 |
|---|---|---|---|---|
| 15,5 | 15,3 | 16,0 | 16,2 | 16,2 |

### **Receita de Serviços e Seguros** [2]

Consolidado
**R$ 10,8 bi** ^ 6,2 % (4T18 vs. 3T18)

Brasil
**R$ 10,0 bi** ^ 6,5 % (4T18 vs. 3T18)

| 4T17 | 1T18 | 2T18 | 3T18 | 4T18 |
|---|---|---|---|---|
| 10,5 | 10,1 | 10,4 | 10,2 | 10,8 |

### **Custo do Crédito**

Consolidado
**R$ 3,4 bi** ^ 4,7 % (4T18 vs. 3T18)

Brasil
**R$ 3,1 bi** ^ 6,8 % (4T18 vs. 3T18)

| 4T17 | 1T18 | 2T18 | 3T18 | 4T18 |
|---|---|---|---|---|
| 4,3 | 3,8 | 3,6 | 3,3 | 3,4 |

### **Despesas não Decorrentes de Juros**

Consolidado
**R$ 12,8 bi** ^ 1,2 % (4T18 vs. 3T18)

Brasil
**R$ 11,0 bi** ^ 1,1 % (4T18 vs. 3T18)

| 4T17 | 1T18 | 2T18 | 3T18 | 4T18 |
|---|---|---|---|---|
| 12,7 | 11,7 | 12,3 | 12,6 | 12,8 |

(1) Total com Garantias Financeiras Prestadas e Títulos Privados; (2) Resultado de Seguros (-) Despesas com Sinistros (-) Despesas de Comercialização de Seguros.

2

Cenário macroeconômico 1 2 Expectativa Realizado 2012 2013 2014 2015 2016 2017 2018 PIB - Mundo 3,8% 3,8% 3,0% 0,5% PIB - Brasil 1,9% 1,3% 1,1% PIB - Brasil 3,0% 1,3% -3,3% -3,5% 3 SELIC 6,50% 6,50% 3,88 4 Inflação 3,8% 3,7% 2,05 Dólar (cotação em R$) 3, 5 Desemprego 11,8% 12,3% 12,3 3,6 Dólar 7,4 3,50 3,88 Desemprego (Taxa nacional - %) (1) Projeção do Itaú Unibanco para 2018 no dia 05/02/2018; (2) PIB 2018 projetado; (3) Final do período; (4) IPCA; (5) Taxa nacional de desemprego; (6) Cotação em R$. 3Cenário macroeconômico 1 2 Expectativa Realizado 2012 2013 2014 2015 2016 2017 2018 PIB - Mundo 3,8% 3,8% 3,0% 0,5% PIB - Brasil 1,9% 1,3% 1,1% PIB - Brasil 3,0% 1,3% -3,3% -3,5% 3 SELIC 6,50% 6,50% 3,88 4 Inflação 3,8% 3,7% 2,05 Dólar (cotação em R$) 3, 5 Desemprego 11,8% 12,3% 12,3 3,6 Dólar 7,4 3,50 3,88 Desemprego (Taxa nacional - %) (1) Projeção do Itaú Unibanco para 2018 no dia 05/02/2018; (2) PIB 2018 projetado; (3) Final do período; (4) IPCA; (5) Taxa nacional de desemprego; (6) Cotação em R$. 3

## Projeções 2018

| | Consolidado | | Brasil [1] | |
|---|---|---|---|---|
| | Realizado | Expectativa | Realizado | Expectativa |
| Carteira de Crédito Total [2] | 6,1% | 4,0% – 7,0% | 4,2% | 4,0% – 7,0% |
| Margem Financeira com Clientes | 2,2% | -0,5% – 3,0% | - 0,2% | -1,0% – 2,5% |
| Margem Financeira com o Mercado | R$ 5,5 bi | R$ 4,3 bi – R$ 5,3 bi | R$ 4,0 bi | R$ 3,3 bi – R$ 4,3 bi |
| Custo do Crédito [3] | R$ 14,1 bi | R$ 12,0 bi – R$ 16,0 bi | R$ 12,3 bi | R$ 10,5 bi – R$ 14,5 bi |
| Receita de Prestação de Serviços e Resultado de Seguros [4] | 5,5% | 5,5% – 8,5% | 5,1% | 6,5% – 9,5% |
| Despesas não Decorrentes de Juros | 5,0% | 0,5% – 3,5% | 3,3% | 0,5% – 3,5% |
| Alíquota Efetiva de IR/CS [5] | 34,1% | 33,5% – 35,5% | 34,7% | 34,0% – 36,0% |

(1) Considera unidades externas ex-América Latina; (2) Inclui garantias financeiras prestadas e títulos privados; (3) Composto pelo Resultado de Créditos de Liquidação Duvidosa, Impairment e Descontos Concedidos; (4) Receitas de Prestação de Serviços (+) Resultado de Operações de Seguros, Previdência e Capitalização (-) Despesas com Sinistros (-) Despesas de Comercialização de Seguros, Previdência e Capitalização. (5) Considera a constituição de novos créditos tributários diferidos à alíquota de 40%.

4

Cenário macroeconômico para 2019 2016 2017 2018 ¹ 2019 PIB - Mundo 3,8% 3,7% 3,5% 3,3% 1,3% 2,5% PIB - Brasil 1,1% -3,3% 6,3% 2 3,9% 3,7% Inflação 2,9% 3 Selic 13,7% 7,0% 6,5% 6,5% 12,7% 12,5% 12,3% 4 Desemprego 11,6% 5 Dólar (R$) 3,88 3,90 3,26 3,31 (1) PIB 2018 projetado; (2) IPCA; (3) Final do período; (4) Taxa nacional de desemprego; (5) Cotação em R$. 5Cenário macroeconômico para 2019 2016 2017 2018 ¹ 2019 PIB - Mundo 3,8% 3,7% 3,5% 3,3% 1,3% 2,5% PIB - Brasil 1,1% -3,3% 6,3% 2 3,9% 3,7% Inflação 2,9% 3 Selic 13,7% 7,0% 6,5% 6,5% 12,7% 12,5% 12,3% 4 Desemprego 11,6% 5 Dólar (R$) 3,88 3,90 3,26 3,31 (1) PIB 2018 projetado; (2) IPCA; (3) Final do período; (4) Taxa nacional de desemprego; (5) Cotação em R$. 5

Projeções 2019 Consolidado Brasil ¹ Expectativa Expectativa Carteira de Crédito Total ² 8,0% 11,0% 8,0% 11,0% Margem Financeira com Clientes 9,5% 9,5% 12,5% 12,5% Margem Financeira com o Mercado R$ 4,6 bi R$ 5,6 bi R$ 3,6 bi R$ 4,6 bi Custo do Crédito³ R$ 14,5 bi R$ 12,5 bi R$ 17,5 bi R$ 15,5 bi 4 Receita de Prestação de Serviços e Resultado de Seguros 3,0% 6,0% 3,0% 6,0% Despesas não Decorrentes de Juros 5,0% 8,0% 5,5% 8,5% Alíquota Efetiva de IR/CS 31,0% 32,0% 33,0% 34,0% (1) Considera unidades externas ex-América Latina; (2) Inclui garantias financeiras prestadas e títulos privados; (3) Composto pelo Resultado de Créditos de Liquidação Duvidosa, Impairment e Descontos Concedidos; (4) Receitas de Prestação de Serviços (+) Resultado de Operações de Seguros, Previdência e Capitalização (-) Despesas com Sinistros (-) Despesas de Comercialização de Seguros, Previdência e Capitalização. 6Projeções 2019 Consolidado Brasil ¹ Expectativa Expectativa Carteira de Crédito Total ² 8,0% 11,0% 8,0% 11,0% Margem Financeira com Clientes 9,5% 9,5% 12,5% 12,5% Margem Financeira com o Mercado R$ 4,6 bi R$ 5,6 bi R$ 3,6 bi R$ 4,6 bi Custo do Crédito³ R$ 14,5 bi R$ 12,5 bi R$ 17,5 bi R$ 15,5 bi 4 Receita de Prestação de Serviços e Resultado de Seguros 3,0% 6,0% 3,0% 6,0% Despesas não Decorrentes de Juros 5,0% 8,0% 5,5% 8,5% Alíquota Efetiva de IR/CS 31,0% 32,0% 33,0% 34,0% (1) Considera unidades externas ex-América Latina; (2) Inclui garantias financeiras prestadas e títulos privados; (3) Composto pelo Resultado de Créditos de Liquidação Duvidosa, Impairment e Descontos Concedidos; (4) Receitas de Prestação de Serviços (+) Resultado de Operações de Seguros, Previdência e Capitalização (-) Despesas com Sinistros (-) Despesas de Comercialização de Seguros, Previdência e Capitalização. 6

Anexos 7Anexos 7

Lucro Líquido Recorrente e Criação de Valor 24,1% 23,9% 21,9% 21,8% 20,3% ROE Custo de capital médio 16,9% 16,3% 16,0% 14,6% 14,0% 25,7 Lucro líquido recorrente 24,9 23,8 22,1 20,7 Criação de valor 9,2 8,2 4,4 8,3 7,6 17,7 Custo de capital 16,6 16,5 15,5 13,1 2014 2015 2016 2017 2018 8 Em R$ bilhõesLucro Líquido Recorrente e Criação de Valor 24,1% 23,9% 21,9% 21,8% 20,3% ROE Custo de capital médio 16,9% 16,3% 16,0% 14,6% 14,0% 25,7 Lucro líquido recorrente 24,9 23,8 22,1 20,7 Criação de valor 9,2 8,2 4,4 8,3 7,6 17,7 Custo de capital 16,6 16,5 15,5 13,1 2014 2015 2016 2017 2018 8 Em R$ bilhões

Projeção: Carteira de Crédito Total Crédito por perfil de Cliente ou por tipo de produto 6,1% 4,0% 7,0% Realizado Originação de crédito¹ e emissão de títulos privados Em R$ bilhões, ao final do período 2018 2017 D Pessoas Físicas 2 11,3 191,5 10,3% 2018 vs. 2017 Cartão de Crédito 7 7,5 6 6,9 15,7% Total Crédito Pessoal 29,2 26,4 10,9% Brasil ² 17% Crédito Consignado 46,7 44, 4 5,0% Veículos 1 5,9 14,1 12,9% Pessoas físicas Crédito Imobiliário 42,0 39,7 5,8% 29% Micro, Pequenas e Médias Empresas 70,8 6 1,9 14,4% Micro, Pequenas Total com Pessoas Físicas + Micro, Pequenas e Médias Empresas 282,1 2 53,4 11,3% e Médias 20% Grandes Empresas empresas 191,6 2 01,1 -4,7% Operações de Crédito 1 53,3 165,1 -7,1% Grandes Títulos Privados 3 8,3 36,0 6,5% empresas 9% América Latina 1 63,2 1 45,6 12,0% Total com Garantias Financeiras Prestadas e Títulos Privados 6 36,9 6 00,1 6,1% Emissão de 3 títulos privados 33% 636,9 6 14,9 3,6% Total (ex-variação cambial) Nota: Não considera originação de Cartão de Crédito, Cheque Especial, Renegociação de Dívida e outros créditos rotativos; (1) Média por dia útil no período, exceto para emissão de títulos privados. (2) Não inclui emissão de títulos privados; (3) Fonte: ANBIMA. Considera o volume total das emissões de títulos privados de renda fixa e híbridos, coordenadas pelo Itaú Unibanco no mercado local (inclui volume distribuído). 9Projeção: Carteira de Crédito Total Crédito por perfil de Cliente ou por tipo de produto 6,1% 4,0% 7,0% Realizado Originação de crédito¹ e emissão de títulos privados Em R$ bilhões, ao final do período 2018 2017 D Pessoas Físicas 2 11,3 191,5 10,3% 2018 vs. 2017 Cartão de Crédito 7 7,5 6 6,9 15,7% Total Crédito Pessoal 29,2 26,4 10,9% Brasil ² 17% Crédito Consignado 46,7 44, 4 5,0% Veículos 1 5,9 14,1 12,9% Pessoas físicas Crédito Imobiliário 42,0 39,7 5,8% 29% Micro, Pequenas e Médias Empresas 70,8 6 1,9 14,4% Micro, Pequenas Total com Pessoas Físicas + Micro, Pequenas e Médias Empresas 282,1 2 53,4 11,3% e Médias 20% Grandes Empresas empresas 191,6 2 01,1 -4,7% Operações de Crédito 1 53,3 165,1 -7,1% Grandes Títulos Privados 3 8,3 36,0 6,5% empresas 9% América Latina 1 63,2 1 45,6 12,0% Total com Garantias Financeiras Prestadas e Títulos Privados 6 36,9 6 00,1 6,1% Emissão de 3 títulos privados 33% 636,9 6 14,9 3,6% Total (ex-variação cambial) Nota: Não considera originação de Cartão de Crédito, Cheque Especial, Renegociação de Dívida e outros créditos rotativos; (1) Média por dia útil no período, exceto para emissão de títulos privados. (2) Não inclui emissão de títulos privados; (3) Fonte: ANBIMA. Considera o volume total das emissões de títulos privados de renda fixa e híbridos, coordenadas pelo Itaú Unibanco no mercado local (inclui volume distribuído). 9

# Margem Financeira com Clientes

**Projeção:** Margem com Clientes
-0,5% 3,0%
**2,2%**
Realizado

## Taxa Média Anualizada



Consolidado
10,3%
10,3%
10,1%
9,9%
9,9%
9,9%
9,8%
9,8%
6,7%
7,3%
7,4%
7,1%
7,4%
7,6%
7,7%
7,6%
1T17
2T17
3T17
4T17
1T18
2T18
3T18
4T18
Brasil
12,7%
12,6%
12,6%
12,3%
12,0%
12,0%
12,2%
12,1%
11,8%
10,9%
9,2%
8,9%
9,0%
9,5%
9,6%
9,2%
8,2%
8,9%
9,2%
7,5%
6,7%
6,4%
6,4%
6,4%
1T17
2T17
3T17
4T17
1T18
2T18
3T18
4T18
Margem Financeira com Clientes
Margem Financeira com Clientes Ajustado Risco
CDI (taxa trimestral anualizada)

## Variação da Margem Financeira com Clientes



Em R$ bilhões
Brasil
62,2
2,6
(0,5)
(0,8)
0,2
(1,6)
1,5
63,6
2017
Mix de Produtos de Crédito 1
Spreads de Ativos 2 e Volume Médio de Ativos 3
Margem de Passivos
Operações Estruturadas do Atacado
Capital de Giro Próprio e outros
Margem Financeira com clientes da América Latina
2018

(1) Mudança da composição dos ativos com risco de crédito entre períodos; (2) Variação dos spreads de ativos com risco de crédito entre os períodos; (3) Considera carteira de crédito e de títulos privados líquida da carteira vencida a mais de 60 dias.

10

Projeção: Margem com Mercado Margem Financeira com Mercado R$ 5,5 bi R$ 5,3 bi R$ 4,3 bi Realizado 1,8 1,8 6,3 1,7 1,6 5,5 1,5 1,4 1,4 1,3 0,3 5,3 3,7 1,9 1,7 1,6 1,4 1,4 1,3 1,3 0,1 1,1 0,2 1,7 1,3 1,3 0,9 1,2 1,1 1,0 0,5 1,5 1,0 0,5 0,2 0,2 0,3 0,2 0,3 0,5 0,3 1T17 2T17 3T17 4T17 1T18 2T18 3T18 4T18 2017 2018 Margem financeira Venda de ações - B3 Margem financeira com Média móvel de 1 ano da margem 1 2 com o mercado – Brasil o mercado – América Latina financeira com o mercado (1) Inclui unidades externas ex-América Latina; (2) Exclui Brasil. 11Projeção: Margem com Mercado Margem Financeira com Mercado R$ 5,5 bi R$ 5,3 bi R$ 4,3 bi Realizado 1,8 1,8 6,3 1,7 1,6 5,5 1,5 1,4 1,4 1,3 0,3 5,3 3,7 1,9 1,7 1,6 1,4 1,4 1,3 1,3 0,1 1,1 0,2 1,7 1,3 1,3 0,9 1,2 1,1 1,0 0,5 1,5 1,0 0,5 0,2 0,2 0,3 0,2 0,3 0,5 0,3 1T17 2T17 3T17 4T17 1T18 2T18 3T18 4T18 2017 2018 Margem financeira Venda de ações - B3 Margem financeira com Média móvel de 1 ano da margem 1 2 com o mercado – Brasil o mercado – América Latina financeira com o mercado (1) Inclui unidades externas ex-América Latina; (2) Exclui Brasil. 11

# Custo e Qualidade do Crédito

**Projeção:** Custo do Crédito
R$ 12,0 bi R$ 16,0 bi
R$ 14,1 bi Realizado

## Custo do Crédito[1]



Em R$ bilhões
2,7%
2,9%
2,5%
2,4%
2,1%
2,1%
3,1%
2,3%
4,0
4,3
3,8
3,6
3,3
3,4
18,0
14,1
3T17
4T17
1T18
2T18
3T18
4T18
2017
2018
Custo do Crédito
Custo do Crédito / Carteira de Crédito 2 - Anualizado

## Cobertura



246%
245%
236%
248%
235%
221%
100%
100%
96%
95%
92%
90%
set/17
dez/17
mar/18
jun/18
set/18
dez/18
Total
Total (Expandida3)

(1) Despesa de Provisão para Créditos de Liquidação Duvidosa + Recuperação de Créditos + Impairment + Descontos Concedidos); (2) Saldo médio da carteira de crédito com avais, fianças e títulos privados considerando-se os dois últimos trimestres; (3) É obtido por meio da divisão do saldo da provisão total pela soma dos saldos das operações vencidas há mais de 90 dias e operações renegociadas excluindo a dupla contagem das operações renegociadas vencidas há mais de 90 dias.

## Índices de Inadimplência



Consolidado (90 dias) - %
3,8
3,7
3,7
3,4
3,5
3,5
3,2
3,1
3,1
2,8
2,9
2,9
1,4
1,5
1,6
1,5
1,3
1,4
set/17
dez/17
mar/18
jun/18
set/18
dez/18
Total
Brasil1
América Latina2



Brasil (90 dias) - %
5,1
4,9
4,6
4,5
4,5
4,4
4,9
4,5
4,3
3,7
3,4
3,2
1,0
1,0
1,8
1,0
1,5
1,7
set/17
dez/17
mar/18
jun/18
set/18
dez/18
PF
Grandes Emp.
Micro, Peq. e Médias Emp.



Consolidado (15-90 dias) - %
3,0
2,9
3,1
2,8
3,1
2,8
2,7
2,7
2,7
2,6
2,3
2,3
2,7
2,7
2,6
2,5
2,4
2,3
set/17
dez/17
mar/18
jun/18
set/18
dez/18
Total
Brasil1
América Latina2



Brasil (15-90 dias) - %
3,5
3,3
3,5
3,5
3,2
2,9
3,0
2,5
2,4
2,3
1,8
1,7
1,8
1,7
1,5
1,0
0,8
1,0
set/17
dez/17
mar/18
jun/18
set/18
dez/18
PF
Grandes Emp.
Micro, Peq. e Médias Emp.

(1) Inclui unidades externas ex-América Latina; (2) Exclui Brasil;

12

Projeção: Receita de Serviços e Seguros² Receita de Serviços e Resultado de Seguros 5,5% 5,5% 8,5% Realizado Correntistas PF Em R$ bilhões 2018 2017 D Aumento no número de 13,4 13,2 2,0% Cartões de Crédito e Débito correntistas Pessoa Física 10,0% em relação ao ano de 2017 7,3 6,8 7,8% Serviços de Conta Corrente 4,4 3,6 22,7% Administração de Recursos ¹ Carteiras Administradas e fundos de Investimento ³ R$ Bilhões 2,5 2,6 -3,5% Operações de Crédito e Garantias Prestadas 1,9 1,7 9,6% Serviços de Recebimento 1.107 946 17,1% 1, 6 1,4 12,7% Assessoria Econômica-Financeira e Corretagem Dez/17 Dez/18 Outros 1, 0 1,2 -12,0% 2,9 2,6 13,5% Valor transacionado com cartões América Latina (ex-Brasil) R$ Bilhões 35,1 33,0 6,3% Receitas de Prestação de Serviços Emissor Adquirência 16,9% 11,6% 6 ,4 6,3 1,6% Resultado de Seguros ² 41,4 39,3 5,5% Total 461 437 394 392 2017 2018 2017 2018 (1) Considera receitas de administração de fundos e receitas de administração de consórcios; (2) Resultado de Seguros inclui os Resultados de Seguros, Previdência e Capitalização, após as Despesas com Sinistros e de Comercialização; (3) Não inclui a América Latina (ex-Brasil). 13Projeção: Receita de Serviços e Seguros² Receita de Serviços e Resultado de Seguros 5,5% 5,5% 8,5% Realizado Correntistas PF Em R$ bilhões 2018 2017 D Aumento no número de 13,4 13,2 2,0% Cartões de Crédito e Débito correntistas Pessoa Física 10,0% em relação ao ano de 2017 7,3 6,8 7,8% Serviços de Conta Corrente 4,4 3,6 22,7% Administração de Recursos ¹ Carteiras Administradas e fundos de Investimento ³ R$ Bilhões 2,5 2,6 -3,5% Operações de Crédito e Garantias Prestadas 1,9 1,7 9,6% Serviços de Recebimento 1.107 946 17,1% 1, 6 1,4 12,7% Assessoria Econômica-Financeira e Corretagem Dez/17 Dez/18 Outros 1, 0 1,2 -12,0% 2,9 2,6 13,5% Valor transacionado com cartões América Latina (ex-Brasil) R$ Bilhões 35,1 33,0 6,3% Receitas de Prestação de Serviços Emissor Adquirência 16,9% 11,6% 6 ,4 6,3 1,6% Resultado de Seguros ² 41,4 39,3 5,5% Total 461 437 394 392 2017 2018 2017 2018 (1) Considera receitas de administração de fundos e receitas de administração de consórcios; (2) Resultado de Seguros inclui os Resultados de Seguros, Previdência e Capitalização, após as Despesas com Sinistros e de Comercialização; (3) Não inclui a América Latina (ex-Brasil). 13

# Despesas não Decorrentes de Juros (DNDJ)

**Projeção:** DNDJ
0,5% 3,5%
**5,0%**
Realizado

| Em R$ bilhões | 2018 | 2017 | Δ |
|---|---|---|---|
| Despesas de Pessoal | (20,9) | (20,2) | 3,7% |
| Despesas Administrativas | (15,9) | (15,8) | 0,6% |
| **Despesas de Pessoal e Administrativas** | **(36,9)** | **(36,0)** | **2,3%** |
| Despesas Operacionais | (4,4) | (4,9) | -11,0% |
| Outras Despesas Tributárias [1] | (0,3) | (0,3) | -4,8% |
| **Total Brasil ex-Citibank** | **(41,6)** | **(41,3)** | **0,7%** |
| América Latina (ex-Brasil) [2] | (6,5) | (5,4) | 19,1% |
| Citibank | (1,3) | (0,3) | - |
| **Total** | **(49,4)** | **(47,0)** | **5,0%** |

(1) Inclui IPTU, IPVA, IOF e outros. Não inclui PIS, Cofins e ISS; (2) Não considera a alocação gerencial de custos indiretos.

## Índice de Eficiência



64,2
63,3
62,7
62,2
61,2
46,4
47,0
47,4
47,7
47,6
4T17
1T18
2T18
3T18
4T18
I.E. Acumulado 12 meses (%)
I.E.A.R. Acumulado 12 meses (%)

14

Capital e Payout Aplicação integral das regras de Basileia III │31 de Dezembro de 2018 15,9% 13,5% 13,5% -0,8% 1,0% -0,3% 0,4% -2,4% 3,1% 0,6% 1,0% 14,9% 12,9% 12,5% Tier I Lucro Líquido e outras Dividendos, JCP e Deduções de Ativos Capital Complementar Tier I Parcela adicional de Tier I Dez/17 movimentações no PL recompra de ações e RWA Nível 1 emitido em mar/18 Dez/18 dividendos e JCP Dez/18 após parcela e atualização cambial adicional de dividendos e JCP Capital Principal (CET I) Capital Complementar Nível I (AT1) Payout e Recompra de Ações Dividend Yield ¹ Dividendos e JCP ² 89,2% 100,0% 22,9 83,0% Em R$ Bi 2,0% 80,0% 12,4% 49,3% 60,0% Reservados no PL 16,4 Recompra de Ações 7,5% 4,3% 40,0% 87,2% Pagos e Provisionados 70,6% Payout 6,0 20,0% 45,0% em 2018 Recompra de ações 0,5 0,0% 2018 2016 2017 2018 (1) Considera payout de 89,2% e a cotação diária média de fechamento em 2018; (2) Dividendos e JCP líquidos de impostos. 15Capital e Payout Aplicação integral das regras de Basileia III │31 de Dezembro de 2018 15,9% 13,5% 13,5% -0,8% 1,0% -0,3% 0,4% -2,4% 3,1% 0,6% 1,0% 14,9% 12,9% 12,5% Tier I Lucro Líquido e outras Dividendos, JCP e Deduções de Ativos Capital Complementar Tier I Parcela adicional de Tier I Dez/17 movimentações no PL recompra de ações e RWA Nível 1 emitido em mar/18 Dez/18 dividendos e JCP Dez/18 após parcela e atualização cambial adicional de dividendos e JCP Capital Principal (CET I) Capital Complementar Nível I (AT1) Payout e Recompra de Ações Dividend Yield ¹ Dividendos e JCP ² 89,2% 100,0% 22,9 83,0% Em R$ Bi 2,0% 80,0% 12,4% 49,3% 60,0% Reservados no PL 16,4 Recompra de Ações 7,5% 4,3% 40,0% 87,2% Pagos e Provisionados 70,6% Payout 6,0 20,0% 45,0% em 2018 Recompra de ações 0,5 0,0% 2018 2016 2017 2018 (1) Considera payout de 89,2% e a cotação diária média de fechamento em 2018; (2) Dividendos e JCP líquidos de impostos. 15

Distribuição do Valor Adicionado ¹ OUTROS REINVESTIMENTOS R$ 1,5 bi R$ 2,1 bi 2% ACIONISTAS 3% IMPOSTOS 32% R$ 24,4 bi R$ 23,3 bi 33% 73,0 bi Controladores Free Float 30% 6% Aproximadamente Não-Controladores COLABORADORES 150 mil acionistas diretos 1% 24,4 bi 26% R$ 21,6 bi Aproximadamente 1 milhão de acionistas indiretos ² no Brasil (1) Inclui lucro líquido recorrente e a reclassificação dos efeitos fiscais do hedge dos investimentos no exterior para a margem financeira; (2) Acionistas indiretos são pessoas físicas ou investidores institucionais que indiretamente compraram nossas ações através de um fundo de investimento 16Distribuição do Valor Adicionado ¹ OUTROS REINVESTIMENTOS R$ 1,5 bi R$ 2,1 bi 2% ACIONISTAS 3% IMPOSTOS 32% R$ 24,4 bi R$ 23,3 bi 33% 73,0 bi Controladores Free Float 30% 6% Aproximadamente Não-Controladores COLABORADORES 150 mil acionistas diretos 1% 24,4 bi 26% R$ 21,6 bi Aproximadamente 1 milhão de acionistas indiretos ² no Brasil (1) Inclui lucro líquido recorrente e a reclassificação dos efeitos fiscais do hedge dos investimentos no exterior para a margem financeira; (2) Acionistas indiretos são pessoas físicas ou investidores institucionais que indiretamente compraram nossas ações através de um fundo de investimento 16

# Iniciativas Estratégicas de Longo Prazo realizadas em 2018

## Centralidade no Cliente

- Implementação de programa de medição da satisfação de clientes (NPS)
- Criação de uma plataforma aberta de seguros
- Lançamento da família de maquininhas Pop Credicard
- Agência Digital para micro empresas
- Primeira parcela do empréstimo pessoal em até 90 dias
- TAXA ZERO — Taxa zero de carregamento em Previdência e de custódia no Tesouro Direto
- Lançamento do Teclado Itaú, transferência sem sair do aplicativo que estiver usando
- Lançamento do Apple Pay e Samsung Pay

## Gestão de Pessoas

**Flexibilização do Dress Code para colaboradores**


VoU cOMo Sou

**Novos métodos de trabalho**

Mobilidade, Home Office e Comunidades



30 comunidades atuando no banco
+ 6 mil pessoas trabalhando nesse novo modelo

**Trabalhamos para aumentar a diversidade...**

O banco de todas as cores

Valorização e respeito pelo que as pessoas são, independente da raça, gênero, orientação sexual, religião, idade, etc.

| Campanha sobre Empoderamento feminino | Semana da Diversidade LGBT+ | Semana da Diversidade racial |
|---|---|---|

## Transformação Digital

**Números de canais digitais**

+ de 600 mil contas PF abertas pelo app Abreconta em 2018

Aproximadamente 100 mil contas abertas em nov/18

+ de 11 milhões de clientes PF usando canais digitais

**Intensificação da adoção de Cloud**

22 mil horas de treinamento* para + de 800 colaboradores

*em Cloud e outras capacidades modernas de tecnologia

**+ de 40 novas funcionalidades no canal mobile**

318 atualizações em todos os nossos aplicativos em 2018 › Média de 2 atualizações ao mês por app

**Inauguração do Novo Cubo**

4 x mais espaço | startups | parceiros | residentes

728 negócios com grandes empresas,
+ de 60 projetos com o Itaú Unibanco

17

Modelo de Negócios Em R$ bilhões 2018 2017 Δ Excesso Excesso Excesso Serviços & Serviços & Serviços & Consolidado Consolidado Consolidado Trading de Trading de Trading de Crédito Crédito Crédito Seguros Seguros Seguros Capital Capital Capital 111,8 5 6,9 1,6 51,5 1,7 109,3 56,1 1,6 48,8 2 ,7 2,5 0,8 0,0 2,7 (1,0) Produto Bancário Margem Financeira Gerencial 69,1 45,5 1,6 20,3 1,7 68,5 45,6 1 ,6 1 8,6 2,7 0,6 (0,1) 0,0 1 ,7 (1,0) 35,1 1 1,4 0,0 23,6 - 33,0 10,5 0 ,0 22,5 - 2,1 0 ,9 (0,0) 1 ,2 - Receitas de Serviços 1 Resultado de Seguros 7,7 - - 7 ,7 - 7 ,8 - - 7 ,8 - (0,1) - - (0,1) - (14,1) (14,1) - - - (18,0) (18,0) - - - 3 ,9 3,9 - - - Custo do Crédito Despesas com Sinistros (1,2) - - (1,2) - (1,3) - - (1,3) - 0 ,0 - - 0,0 - 2 DNDJ e Outras Despesas (57,1) (27,1) (0,9) (29,0) (0,1) (53,8) (26,0) (0,5) (27,1) (0,1) (3,2) (1,0) (0,3) (1,9) 0,0 Lucro Líquido Recorrente 25,7 9,2 0 ,5 14,3 1,7 24,9 8,3 0 ,7 13,5 2,4 0,9 0,9 (0,2) 0,8 (0,7) 123,8 61,8 1,5 38,0 2 2,5 1 20,2 58,1 2,0 29,6 3 0,4 3 ,6 3 ,7 (0,6) 8,4 (7,9) Capital Regulatório Médio 9, 2 0 ,9 0,3 9,3 (1,3) 8,2 0,1 0 ,4 9,6 (1,8) 1,0 0,9 (0,1) (0,3) 0 ,6 Criação de Valor ROE Recorrente 21,9% 14,9% 34,2% 37,6% 7,7% 21,8% 14,3% 35,4% 45,4% 7,9% 0,1 p.p. 0,6 p.p. -1,2 p.p. -7,8 p.p. -0,2 p.p. (1) Resultado de Seguros inclui os Resultados de Seguros, Previdência e Capitalização, antes das Despesas com Sinistros e Comercialização. (2) Inclui Despesas Tributárias (ISS, PIS, COFINS e outras), Despesa de Comercialização de Seguros e Participações Minoritárias nas Subsidiárias 18Modelo de Negócios Em R$ bilhões 2018 2017 Δ Excesso Excesso Excesso Serviços & Serviços & Serviços & Consolidado Consolidado Consolidado Trading de Trading de Trading de Crédito Crédito Crédito Seguros Seguros Seguros Capital Capital Capital 111,8 5 6,9 1,6 51,5 1,7 109,3 56,1 1,6 48,8 2 ,7 2,5 0,8 0,0 2,7 (1,0) Produto Bancário Margem Financeira Gerencial 69,1 45,5 1,6 20,3 1,7 68,5 45,6 1 ,6 1 8,6 2,7 0,6 (0,1) 0,0 1 ,7 (1,0) 35,1 1 1,4 0,0 23,6 - 33,0 10,5 0 ,0 22,5 - 2,1 0 ,9 (0,0) 1 ,2 - Receitas de Serviços 1 Resultado de Seguros 7,7 - - 7 ,7 - 7 ,8 - - 7 ,8 - (0,1) - - (0,1) - (14,1) (14,1) - - - (18,0) (18,0) - - - 3 ,9 3,9 - - - Custo do Crédito Despesas com Sinistros (1,2) - - (1,2) - (1,3) - - (1,3) - 0 ,0 - - 0,0 - 2 DNDJ e Outras Despesas (57,1) (27,1) (0,9) (29,0) (0,1) (53,8) (26,0) (0,5) (27,1) (0,1) (3,2) (1,0) (0,3) (1,9) 0,0 Lucro Líquido Recorrente 25,7 9,2 0 ,5 14,3 1,7 24,9 8,3 0 ,7 13,5 2,4 0,9 0,9 (0,2) 0,8 (0,7) 123,8 61,8 1,5 38,0 2 2,5 1 20,2 58,1 2,0 29,6 3 0,4 3 ,6 3 ,7 (0,6) 8,4 (7,9) Capital Regulatório Médio 9, 2 0 ,9 0,3 9,3 (1,3) 8,2 0,1 0 ,4 9,6 (1,8) 1,0 0,9 (0,1) (0,3) 0 ,6 Criação de Valor ROE Recorrente 21,9% 14,9% 34,2% 37,6% 7,7% 21,8% 14,3% 35,4% 45,4% 7,9% 0,1 p.p. 0,6 p.p. -1,2 p.p. -7,8 p.p. -0,2 p.p. (1) Resultado de Seguros inclui os Resultados de Seguros, Previdência e Capitalização, antes das Despesas com Sinistros e Comercialização. (2) Inclui Despesas Tributárias (ISS, PIS, COFINS e outras), Despesa de Comercialização de Seguros e Participações Minoritárias nas Subsidiárias 18

Resultados 4T18 3T18 Δ 2018 2017Δ Em R$ bilhões Produto Bancário 28,5 27,9 2,1% 111,8 1 09,3 2,3% Margem Financeira Gerencial 17,4 17,4 -0,2% 6 9,1 68,5 0,8% Margem Financeira com Clientes 16,2 1 6,2 0,5% 63,6 62,2 2,2% Margem Financeira com o Mercado 1,1 1,3 -8,5% 5,5 6,3 -12,7% 9,2 8 ,6 6,5% 3 5,1 3 3,0 6,3% Receitas de Prestação de Serviços 1,9 1,9 2,1% 7,7 7,8 -1,5% Resultado de Operações de Seguro ¹ (3,4) (3,3) 4,7% (14,1) (18,0) -21,9% Custo do Crédito (3,8) (3,9) -2,8% (16,1) (19,1) -15,8% Despesa de Provisão para Créditos de Liquidação Duvidosa Impairment (0,3) (0,1) 203,5% (0,5) (1,1) -50,1% Descontos Concedidos (0,3) (0,3) 9,6% (1,2) (1,1) 4,3% 1,0 1,0 -5,3% 3,7 3,3 12,5% Recuperação de Créditos Baixados como Prejuízo Despesas com Sinistros (0,3) (0,3) -8,1% (1,2) (1,3) -3,7% Outras Despesas Operacionais (14,7) (14,3) 2,8% (56,3) (53,8) 4,7% (12,8) (12,6) 1,2% (49,4) (47,0) 5,0% Despesas não Decorrentes de Juros (1,9) (1,6) 15,5% (6,9) (6,7) 2,8% Despesas Tributárias e Outras ² 10,1 10,0 0,4% 40,2 36,2 11,0% Resultado antes da Tributação e Part. Minoritárias (3,4) (3,4) -2,0% (13,7) (11,3) 21,6% Imposto de Renda e Contribuição Social (0,2) (0,2) 58,2% (0,8) (0,1) 977,4% Participações Minoritárias nas Subsidiárias 6,5 6 ,5 0,4% 25,7 24,9 3,4% Lucro Líquido Recorrente (1) Resultado de Seguros inclui os Resultados de Seguros, Previdência e Capitalização, antes das Despesas com Sinistros e Comercialização. (2) Inclui Despesas Tributárias (ISS, PIS, COFINS e outras), Despesa de Comercialização de Seguros e Participações Minoritárias nas Subsidiárias 19Resultados 4T18 3T18 Δ 2018 2017Δ Em R$ bilhões Produto Bancário 28,5 27,9 2,1% 111,8 1 09,3 2,3% Margem Financeira Gerencial 17,4 17,4 -0,2% 6 9,1 68,5 0,8% Margem Financeira com Clientes 16,2 1 6,2 0,5% 63,6 62,2 2,2% Margem Financeira com o Mercado 1,1 1,3 -8,5% 5,5 6,3 -12,7% 9,2 8 ,6 6,5% 3 5,1 3 3,0 6,3% Receitas de Prestação de Serviços 1,9 1,9 2,1% 7,7 7,8 -1,5% Resultado de Operações de Seguro ¹ (3,4) (3,3) 4,7% (14,1) (18,0) -21,9% Custo do Crédito (3,8) (3,9) -2,8% (16,1) (19,1) -15,8% Despesa de Provisão para Créditos de Liquidação Duvidosa Impairment (0,3) (0,1) 203,5% (0,5) (1,1) -50,1% Descontos Concedidos (0,3) (0,3) 9,6% (1,2) (1,1) 4,3% 1,0 1,0 -5,3% 3,7 3,3 12,5% Recuperação de Créditos Baixados como Prejuízo Despesas com Sinistros (0,3) (0,3) -8,1% (1,2) (1,3) -3,7% Outras Despesas Operacionais (14,7) (14,3) 2,8% (56,3) (53,8) 4,7% (12,8) (12,6) 1,2% (49,4) (47,0) 5,0% Despesas não Decorrentes de Juros (1,9) (1,6) 15,5% (6,9) (6,7) 2,8% Despesas Tributárias e Outras ² 10,1 10,0 0,4% 40,2 36,2 11,0% Resultado antes da Tributação e Part. Minoritárias (3,4) (3,4) -2,0% (13,7) (11,3) 21,6% Imposto de Renda e Contribuição Social (0,2) (0,2) 58,2% (0,8) (0,1) 977,4% Participações Minoritárias nas Subsidiárias 6,5 6 ,5 0,4% 25,7 24,9 3,4% Lucro Líquido Recorrente (1) Resultado de Seguros inclui os Resultados de Seguros, Previdência e Capitalização, antes das Despesas com Sinistros e Comercialização. (2) Inclui Despesas Tributárias (ISS, PIS, COFINS e outras), Despesa de Comercialização de Seguros e Participações Minoritárias nas Subsidiárias 19

# Transformação Digital

## Uso dos canais digitais [1]

**Pessoas Físicas** (em milhões) | **Empresas** (em milhões)



8,6
9,6
11,1
dez-16
dez-17
dez-18
1,0
1,1
1,1
dez-16
dez-17
dez-18

## % das transações realizadas nos canais digitais

| | 2016 | 2018 |
|---|---|---|
| Crédito | 16% | 19% |
| Investimentos | 31% | 41% |
| Pagamentos | 61% | 76% |

Nota: Participação dos canais digitais no volume de transações (em R$) do Banco de Varejo.

## Novas contas de Pessoas Físicas



Agências
Físicas
Itaú
App
Abreconta
952
1.037
1.007
1.108
1.073
61
91
127
165
225
4T17
1T18
2T18
3T18
4T18

## % operações digitais no Produto Bancário do Varejo



23%
77%
31%
69%
2016
2018
Agência
Digital
Agência
Física

**Índice de Eficiência**
das agências em 2018

**26%** Digital | **71%** Física

(1) Internet, mobile e SMS no Banco de Varejo.

20

Saiba mais sobre nosso resultado www.itau.com.br/ri 21Saiba mais sobre nosso resultado www.itau.com.br/ri 21

Apresentação para a Imprensa Resultados - 2018 Alexsandro Broedel Diretor Executivo de Finanças e Relações com Investidores 05/02/2019 22Apresentação para a Imprensa Resultados - 2018 Alexsandro Broedel Diretor Executivo de Finanças e Relações com Investidores 05/02/2019 22

fls.4 Attachment 03 fls.4 Attachment 03

# Itaú Unibanco reports profits of R$ 25.7 billion in 2018

*Result reflected a year-on-year increase of 3.4% boosted by lower cost of credit*

**São Paulo, February 4, 2019** – Itaú Unibanco, the largest private sector bank in Latin America, reported a recurring net income of R$ 6.5 billion in the fourth quarter 2018, a growth of 3.1% in relation to the same period in 2017. For the year, recurring net income amounted to R$ 25.7 billion, an increase of 3.4% over 2017. The annualized recurring return on average equity (ROE) closed 2018 at 21.9%.

| In R$ million (except where indicated) | 4Q18 | 4Q17 | % | 2018 | 2017 | % |
|---|---|---|---|---|---|---|
| Recurring Net Income | 6,478 | 6,280 | 3.1% | 25,733 | 24,879 | 3.4% |
| Annualized average ROE | 21.8% | 21.9% | -10 bps | 21.9% | 21.8% | 10 bps |
| Total Adjusted Loan Portfolio[1] | 636,934 | 600,089 | 6.1% | | | |
| Non-performing Loan Ratio (90 days) - Total | 2.9% | 3.1% | -20 bps | | | |

The total adjusted loan portfolio[1] reached R$ 636.9 billion at the end of December 2018, an increase of 6.1% in 12 months. The bank has seen a resumption in the demand for credit, with an increase from individuals and very small, small and middle-market companies, reflecting in growths of 10.3% and 14.4% for these portfolios, respectively.

> "The year 2018 was outstanding for Itaú Unibanco not only in the light of our good financial results but also because we began to adopt measures that will allow us to meet our long term objective which will drive our investments and initiatives from now on: to be a 100% client-centric bank. With this underlying objective, we intend to reach levels of customer satisfaction comparable with the best companies anywhere in the world".
>
> **Candido Bracher**
> **CEO of Itaú Unibanco**

Despite the reduction in spreads during the year, higher credit volumes and the better product mix resulted in a growth of 2.2% in the bank's financial margin with clients in relation to 2017.

The 90-day non-performing loans ratio posted an improvement of 20 basis points over twelve months, reaching 2.9%. In Brazil, the non-performing loans ratio for individuals registered a reduction of 50 bps on the same comparative basis, declining from 4.9% to 4.4%. The same delinquency ratio for very small, small and middle market companies also presented a reduction of 130 basis points, from 4.5% to 3.2%, both portfolios recording the lowest levels since the merger between Itaú and Unibanco.

In 2018, the annual 5.5% increase in revenues from services and insurance came largely from the activities of the investment bank. Revenues from fund management rose during the year, with an increase of 17.1% in the balance of funds under management. Also, worthy of mention was the increase in current account services income driven by the increase in the client base.

> "We have seen a significant improvement in credit quality in both the retail as well as wholesale segments with a reduction of 21.9% in the bank's cost of credit which incorporates expenses covering provisions for loan losses, securities' impairment, discounts granted and credit recoveries".
>
> **Milton Maluhy**
> **Executive Vice President, CFO and CRO of Itaú Unibanco**

Non-interest expenses reached R$ 49.4 billion in 2018, an increase of 5.0% compared with 2017, mainly due to the foreign exchange translation effect in Latin America, excluding operations in Brazil.

In December 2018, the bank reached 11.1 million of individuals account holders that use the digital channels via the internet or mobile applications. In the case of business accounts, this figure has already surpassed the 1.1 million mark. Over 600 thousand fully digital accounts were opened using the Abreconta app in 2018, an increase of 215% compared with the same period in 2017.

At the end of the year, the bank concluded the first operation using blockchain technology in Latin America for the so-called 'club loans', a type of syndicated loan with a smaller group of creditors. In the transaction, Itaú Unibanco raised US$ 100 million, syndicated with the British bank, Standard Chartered.

The value added[3] to the economy by Itaú Unibanco totaled R$ 73.0 billion in 2018. The amount was distributed among several segments of society: R$ 21.6 billion in employee compensation, R$ 23.3 billion in tax payments, R$ 2.1 billion for reinvestment of profits in the operation, R$ 24.4 billion for remuneration of the more than 150 thousand direct shareholders and approximately 1 million indirect shareholders[4] and R$ 1.5 billion for other parties.

In 2019, the bank will focus on reinforcing its corporate client-centric culture to raise the level of consumer satisfaction still further. "We must remain in a state of permanent renovation and it is for this reason that we have chosen to be a 100% client-centric bank", Bracher declares.

Further information on results can be obtained from the Itaú Unibanco Investor Relations website: www.itau.com.br/relacoes-com-investidores.

(1) Includes financial guarantees rendered and corporate securities.
(2) Cost of credit includes result from loan losses, net of recoveries, impairment and discounts granted.
(3) The statement of value added adopts the managerial criteria.
(4) Indirect shareholders are individuals or institutional investors in Brazil that have indirectly acquired Itaú Unibanco shares through investment or pension funds.

**Corporate Communication – Itaú Unibanco**
(11) 5019-8880/8881
fimprensa@itau-unibanco.com.br

fls.5 Attachment 04 fls.5 Attachment 04

Conference Call 2018 Earnings Review Candido Botelho Bracher President and CEO Milton Maluhy Filho Executive Vice-President, CFO and CRO Alexsandro Broedel Executive Finance Director and Head of Investor Relations 1Conference Call 2018 Earnings Review Candido Botelho Bracher President and CEO Milton Maluhy Filho Executive Vice-President, CFO and CRO Alexsandro Broedel Executive Finance Director and Head of Investor Relations 1

# Highlights
## 4th quarter 2018

### Recurring Net Income

| | | |
|---|---|---|
| Consolidated | R$6.5 bn | ^ 0.4 % (4Q18 vs. 3Q18) |
| Brazil | R$6.0 bn | v 0.9 % (4Q18 vs. 3Q18) |

| 4Q17 | 1Q18 | 2Q18 | 3Q18 | 4Q18 |
|---|---|---|---|---|
| 6.3 | 6.4 | 6.4 | 6.5 | 6.5 |

### Recurring ROE

| | | |
|---|---|---|
| Consolidated | 21.8% | ^ 50 bps (4Q18 vs. 3Q18) |
| Brazil | 22.7% | ^ 30 bps (4Q18 vs. 3Q18) |

| 4Q17 | 1Q18 | 2Q18 | 3Q18 | 4Q18 |
|---|---|---|---|---|
| 21.9 | 22.2 | 21.6 | 21.3 | 21.8 |

### Credit [1]

| | | |
|---|---|---|
| Consolidated | R$636.9 bn | ^ 0.1 % (4Q18 vs. 3Q18) |
| Brazil | R$473.8 bn | ^ 2.2 % (4Q18 vs. 3Q18) |

| 4Q17 | 1Q18 | 2Q18 | 3Q18 | 4Q18 |
|---|---|---|---|---|
| 600.1 | 601.1 | 623.3 | 636.4 | 636.9 |

### NPL 90 days

| | | |
|---|---|---|
| Consolidated | 2.9% | 0.0 bp (4Q18 vs. 3Q18) |
| Brazil | 3.5% | 0.0 bp (4Q18 vs. 3Q18) |

| 4Q17 | 1Q18 | 2Q18 | 3Q18 | 4Q18 |
|---|---|---|---|---|
| 3.1 | 3.1 | 2.8 | 2.9 | 2.9 |

### Financial Margin with Clients

| | | |
|---|---|---|
| Consolidated | R$16.2 bn | ^ 0.5 % (4Q18 vs. 3Q18) |
| Brazil | R$14.4 bn | ^ 0.5 % (4Q18 vs. 3Q18) |

| 4Q17 | 1Q18 | 2Q18 | 3Q18 | 4Q18 |
|---|---|---|---|---|
| 15.5 | 15.3 | 16.0 | 16.2 | 16.2 |

### Commission, Fees and Insurance Results [2]

| | | |
|---|---|---|
| Consolidated | R$10.8 bn | ^ 6.2 % (4Q18 vs. 3Q18) |
| Brazil | R$10.0 bn | ^ 6.5 % (4Q18 vs. 3Q18) |

| 4Q17 | 1Q18 | 2Q18 | 3Q18 | 4Q18 |
|---|---|---|---|---|
| 10.5 | 10.1 | 10.4 | 10.2 | 10.8 |

### Cost of Credit

| | | |
|---|---|---|
| Consolidated | R$3.4 bn | ^ 4.7 % (4Q18 vs. 3Q18) |
| Brazil | R$3.1 bn | ^ 6.8 % (4Q18 vs. 3Q18) |

| 4Q17 | 1Q18 | 2Q18 | 3Q18 | 4Q18 |
|---|---|---|---|---|
| 4.3 | 3.8 | 3.6 | 3.3 | 3.4 |

### Non-Interest Expenses

| | | |
|---|---|---|
| Consolidated | R$12.8 bn | ^ 1.2 % (4Q18 vs. 3Q18) |
| Brazil | R$11.0 bn | ^ 1.1 % (4Q18 vs. 3Q18) |

| 4Q17 | 1Q18 | 2Q18 | 3Q18 | 4Q18 |
|---|---|---|---|---|
| 12.7 | 11.7 | 12.3 | 12.6 | 12.8 |

(1) Total with Financial Guarantees provided and Corporate Securities; (2) Results from Insurance (-) Claims Expenses (-) Insurance Selling Expenses.

2

About 2018 3About 2018 3

Macroeconomic Outlook 1 2 Forecast Actual 2012 2013 2014 2015 2016 2017 2018 GDP - World 3.8% 3.8% 3.0% 0.5% GDP - Brazil 1.9% 1.3% 1.1% GDP - Brazil 3.0% 1.3% -3.3% -3.5% 3 SELIC 6.50% 6.50% 2012 2013 2014 2015 2016 2017 2018 ² 3.88 4 Inflation 3.8% 3.7% 2.05 Dollar (FX Rate in R$) 3, 5 Unemployment 11.8% 12.3% 12.3 3,6 Dollar 3.50 3.88 Unemployment 7.4 (National Rate - %) (1) Itaú Unibanco forecast for 2018 on 02/05/2018; (2) GDP data projected; (3) End of period; (4) IPCA; (5) National unemployment rate - seasonally adjusted; (6) FX Rate in R$. 4Macroeconomic Outlook 1 2 Forecast Actual 2012 2013 2014 2015 2016 2017 2018 GDP - World 3.8% 3.8% 3.0% 0.5% GDP - Brazil 1.9% 1.3% 1.1% GDP - Brazil 3.0% 1.3% -3.3% -3.5% 3 SELIC 6.50% 6.50% 2012 2013 2014 2015 2016 2017 2018 ² 3.88 4 Inflation 3.8% 3.7% 2.05 Dollar (FX Rate in R$) 3, 5 Unemployment 11.8% 12.3% 12.3 3,6 Dollar 3.50 3.88 Unemployment 7.4 (National Rate - %) (1) Itaú Unibanco forecast for 2018 on 02/05/2018; (2) GDP data projected; (3) End of period; (4) IPCA; (5) National unemployment rate - seasonally adjusted; (6) FX Rate in R$. 4

# 2018 Forecast

| | Consolidated | | Brazil [1] | |
|---|---|---|---|---|
| | Realized | Expected | Realized | Expected |
| Total Credit Portfolio [2] | 6.1% | 4.0% – 7.0% | 4.2% | 4.0% – 7.0% |
| Financial Margin with Clients | 2.2% | -0.5% – 3.0% | - 0.2% | -1.0% – 2.5% |
| Financial Margin with the Market | R$5.5 bn | R$4.3 bn – R$5.3 bn | R$4.0 bn | R$3.3 bn – R$4.3 bn |
| Cost of Credit [3] | R$14.1 bn | R$12.0 bn – R$16.0 bn | R$12.3 bn | R$10.5 bn – R$14.5 bn |
| Commissions and Fees and Results from Insurance Operations [4] | 5.5% | 5.5% – 8.5% | 5.1% | 6.5% – 9.5% |
| Non-Interest Expenses | 5.0% | 0.5% – 3.5% | 3.3% | 0.5% – 3.5% |
| Effective Tax Rate [5] | 34.1% | 33.5% – 35.5% | 34.7% | 34.0% – 36.0% |

(1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of Result from Loan Losses, Impairment and Discounts Granted; (4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses; (5) Considers the constitution of new deferred tax assets at a rate of 40%.

5

Recurring Net Income and Value Creation 24.1% 23.9% 21.9% 21.8% 20.3% ROE Average Cost of Capital 16.9% 16.3% 16.0% 14.6% 14.0% 25.7 Recurring Net Income 24.9 23.8 22.1 20.7 Value Creation 9.2 8.2 4.4 8.3 7.6 17.7 Cost of Capital 16.6 16.5 15.5 13.1 2014 2015 2016 2017 2018 6 In R$ billionRecurring Net Income and Value Creation 24.1% 23.9% 21.9% 21.8% 20.3% ROE Average Cost of Capital 16.9% 16.3% 16.0% 14.6% 14.0% 25.7 Recurring Net Income 24.9 23.8 22.1 20.7 Value Creation 9.2 8.2 4.4 8.3 7.6 17.7 Cost of Capital 16.6 16.5 15.5 13.1 2014 2015 2016 2017 2018 6 In R$ billion

Forecast: Total Credit Portfolio Credit by Client profile or Product 6.1% 4.0% 7.0% Realized Credit origination¹ and private securities issuance In R$ bilions, end of period 2018 2017 D 2018 vs. 2017 Individuals 2 11.3 191.5 10.3% Credit Card Loans 77.5 6 6.9 15.7% Total Personal Loans 29.2 2 6.4 10.9% Brazil ² 17% Payroll Loans 46 .7 44. 4 5.0% Vehicle Loans 1 5.9 1 4.1 12.9% Individuals 29% Mortage Loans 42 .0 3 9.7 5.8% Very Small, Small and Middle Market Loans 70.8 6 1.9 14.4% Very Small, Individuals + Very Small, Small and Middle Market Loans 282.1 2 53.4 11.3% Small and 20% Middle Market Corporate Loans 1 91.6 2 01.1 -4.7% Credit Operations 153.3 1 65.1 -7.1% Corporate Securities 38.3 36.0 6.5% Corporate 9% Latin America 163.2 145.6 12.0% Total with Financial Guarantees provided and Corporate Securities 636.9 6 00.1 6.1% Private securities 3 issuance 33% 636.9 614.9 3.6% Total (ex-foreign exchange rate variation) Note: Does not consider origination of Credit Card, Overdraft, Debt Renegotiation and other revolving credits. (1) Average origination per working day in the period, except for private securities issuance. (2) Does not include private securities issuance. (3) Source: ANBIMA. Considers total volume of fixed income and hybrid private securities issuance arranged by Itaú Unibanco on the local market (includes distributed volumes). 7Forecast: Total Credit Portfolio Credit by Client profile or Product 6.1% 4.0% 7.0% Realized Credit origination¹ and private securities issuance In R$ bilions, end of period 2018 2017 D 2018 vs. 2017 Individuals 2 11.3 191.5 10.3% Credit Card Loans 77.5 6 6.9 15.7% Total Personal Loans 29.2 2 6.4 10.9% Brazil ² 17% Payroll Loans 46 .7 44. 4 5.0% Vehicle Loans 1 5.9 1 4.1 12.9% Individuals 29% Mortage Loans 42 .0 3 9.7 5.8% Very Small, Small and Middle Market Loans 70.8 6 1.9 14.4% Very Small, Individuals + Very Small, Small and Middle Market Loans 282.1 2 53.4 11.3% Small and 20% Middle Market Corporate Loans 1 91.6 2 01.1 -4.7% Credit Operations 153.3 1 65.1 -7.1% Corporate Securities 38.3 36.0 6.5% Corporate 9% Latin America 163.2 145.6 12.0% Total with Financial Guarantees provided and Corporate Securities 636.9 6 00.1 6.1% Private securities 3 issuance 33% 636.9 614.9 3.6% Total (ex-foreign exchange rate variation) Note: Does not consider origination of Credit Card, Overdraft, Debt Renegotiation and other revolving credits. (1) Average origination per working day in the period, except for private securities issuance. (2) Does not include private securities issuance. (3) Source: ANBIMA. Considers total volume of fixed income and hybrid private securities issuance arranged by Itaú Unibanco on the local market (includes distributed volumes). 7

Forecast: Margin with Clients Financial Margin with Clients 2.2% -0.5% 3.0% Realized Annualized Average Rate Brazil Consolidated 12.7% 12.6% 12.3% 12.2% 12.1% 12.0% 12.0% 11.8% 10.3% 10.3% 12.6% 10.1% 9.9% 9.9% 9.9% 9.8% 9.8% 9.5% 9.6% 9.2% 9.2% 9.0% 10.9% 8.9% 9.2% 8.9% 7.6% 8.2% 7.7% 7.6% 7.4% 7.3% 7.4% 7.5% 7.1% 6.7% 6.7% 6.4% 6.4% 6.4% 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 Financial Margin with Clients Risk-adjusted Financial Margin with Clients CDI (annualized quarterly rate) Change in Financial Margin with Client In R$ billions Brazil 1 2 2017 Mix of products Asset Spreads and Liabilities Margin Structured operations Working Capital and other Latin America Financial 2018 3 Average Asset Portfolio from the Wholesale Margin with clients segment (1) Change in the compostion of assets with credit risk between periods; (2) Spreads variation of assets with credit risk between periods; (3) Considers credit and private securities portfolio net of overdue balance over 60 days. 8Forecast: Margin with Clients Financial Margin with Clients 2.2% -0.5% 3.0% Realized Annualized Average Rate Brazil Consolidated 12.7% 12.6% 12.3% 12.2% 12.1% 12.0% 12.0% 11.8% 10.3% 10.3% 12.6% 10.1% 9.9% 9.9% 9.9% 9.8% 9.8% 9.5% 9.6% 9.2% 9.2% 9.0% 10.9% 8.9% 9.2% 8.9% 7.6% 8.2% 7.7% 7.6% 7.4% 7.3% 7.4% 7.5% 7.1% 6.7% 6.7% 6.4% 6.4% 6.4% 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 Financial Margin with Clients Risk-adjusted Financial Margin with Clients CDI (annualized quarterly rate) Change in Financial Margin with Client In R$ billions Brazil 1 2 2017 Mix of products Asset Spreads and Liabilities Margin Structured operations Working Capital and other Latin America Financial 2018 3 Average Asset Portfolio from the Wholesale Margin with clients segment (1) Change in the compostion of assets with credit risk between periods; (2) Spreads variation of assets with credit risk between periods; (3) Considers credit and private securities portfolio net of overdue balance over 60 days. 8

Forecast: Margin with the Market Financial Margin with the Market R$5.5 bn R$5.3 bn R$4.3 bn Realized 1.8 1.8 6.3 1.7 1.6 5.5 1.5 1.4 1.4 1.3 0.3 5.3 3.7 1.9 1.7 1.6 1.4 1.4 1.3 1.3 0.1 1.1 0.2 1.7 1.3 1.3 0.9 1.2 1.1 1.0 0.5 1.5 0.5 1.0 0.2 0.2 0.5 0.2 0.3 0.3 0.3 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 2017 2018 Financial Margin with Sale of shares - B3 Financial Margin with 1 year moving average of 1 2 the Market – Brazil the Market– Latin America Financial Margin with the Market (1) Includes units abroad ex-Latin America; (2) Excludes Brazil. 9Forecast: Margin with the Market Financial Margin with the Market R$5.5 bn R$5.3 bn R$4.3 bn Realized 1.8 1.8 6.3 1.7 1.6 5.5 1.5 1.4 1.4 1.3 0.3 5.3 3.7 1.9 1.7 1.6 1.4 1.4 1.3 1.3 0.1 1.1 0.2 1.7 1.3 1.3 0.9 1.2 1.1 1.0 0.5 1.5 0.5 1.0 0.2 0.2 0.5 0.2 0.3 0.3 0.3 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 2017 2018 Financial Margin with Sale of shares - B3 Financial Margin with 1 year moving average of 1 2 the Market – Brazil the Market– Latin America Financial Margin with the Market (1) Includes units abroad ex-Latin America; (2) Excludes Brazil. 9

# Cost of Credit and Credit Quality

**Forecast:** Cost of Credit
R$12.0 bn R$16.0 bn
R$**14.1** bn
Realized

## Cost of Credit [1]

In R$ Billions



2.7%
2.9%
2.5%
2.4%
2.1%
2.1%
4.0
4.3
3.8
3.6
3.3
3.4
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
3.1%
2.3%
18.0
14.1
2017
2018
Cost of Credit
Cost of Credit / Total Risk ² - Annualized

## Coverage Ratio



246%
245%
236%
248%
235%
221%
100%
100%
96%
95%
92%
90%
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Total
Total (Expanded³)

(1) Provision for Loan Losses and + Recovery of Loans written-off as Losses + Impairment + Discounts Granted); (2) Average balance of the loan portfolio with financial guarantees provided and corporate securities, considering the last two quarters; (3) Is calculated from the division of the total allowance balance by the sum of 90 days overdue operations and of renegotiated loan portfolio excluding the double counting of 90 days overdue renegotiated loans.

## NPL Ratio

Consolidated (90 days) - %



3.8
3.7
3.7
3.4
3.5
3.5
3.2
3.1
3.1
2.8
2.9
2.9
1.4
1.5
1.6
1.5
1.3
1.4
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Total
Brazil¹
Latin America²

Brazil (90 days) - %



5.1
4.9
4.6
4.5
4.5
4.4
4.9
4.5
4.3
3.7
3.4
3.2
1.0
1.0
1.8
1.0
1.5
1.7
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Individuals
Corporate
SMEs

Consolidated (15-90 days) - %



3.0
2.9
3.1
2.8
3.1
2.8
2.7
2.7
2.7
2.6
2.3
2.3
2.7
2.7
2.6
2.5
2.4
2.3
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Total
Brazil¹
Latin America²

Brazil (15-90 days) - %



3.5
3.3
3.5
3.5
3.2
2.9
3.0
2.5
2.4
2.3
1.8
1.7
1.0
1.8
0.8
1.7
1.0
1.5
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Individuals
Corporate
SMEs

(1) Includes units abroad ex-Latin America; (2) Excludes Brazil.

10

Forecast: Services and Insurance² Commissions and Fees and Result From Insurance Operations 5.5% 5.5% 8.5% Realized Current Account Holders In R$ billions 2018 2017 D Increase in the number of Credit and Debit Cards 13 .4 13.2 2.0% Individuals account 10.0% holders compared to 2017. Current Account Services 7.3 6 ..8 7.8% 4 .4 3.6 22.7% Asset Management ¹ Assets Under Administration ³ In R$ Billions Credit Operations and Guarantees Provided 2 .5 2.6 -3.5% Collection Services 1. 9 1.7 9.6% 1,107 946 17.1% Advisory Services and Brokerage 1. 6 1. 4 12.7% Dec-17 Dec-18 Other 1. 0 1.2 -12.0% Latin America (ex-Brazil) 2.9 2.6 13.5% Transactions with Cards - Value In R$ Billions Commissions and Fees 35.1 33.0 6.3% Issuer Acquiring: 16.9% 11.6% 6.4 6.3 1.6% Result from Insurance Operations ² 41.4 39.3 5.5% Total 461 437 394 392 2017 2018 2017 2018 (1) Includes fund management fees and consortia management fees; (2) Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations net of Retained Claims and Selling Expenses; (3) Does not include Latin America (ex-Brazil) 11Forecast: Services and Insurance² Commissions and Fees and Result From Insurance Operations 5.5% 5.5% 8.5% Realized Current Account Holders In R$ billions 2018 2017 D Increase in the number of Credit and Debit Cards 13 .4 13.2 2.0% Individuals account 10.0% holders compared to 2017. Current Account Services 7.3 6 .8 7.8% 4 .4 3.6 22.7% Asset Management ¹ Assets Under Administration ³ In R$ Billions Credit Operations and Guarantees Provided 2 .5 2.6 -3.5% Collection Services 1. 9 1.7 9.6% 1,107 946 17.1% Advisory Services and Brokerage 1. 6 1. 4 12.7% Dec-17 Dec-18 Other 1. 0 1.2 -12.0% Latin America (ex-Brazil) 2.9 2.6 13.5% Transactions with Cards - Value In R$ Billions Commissions and Fees 35.1 33.0 6.3% Issuer Acquiring: 16.9% 11.6% 6.4 6.3 1.6% Result from Insurance Operations ² 41.4 39.3 5.5% Total 461 437 394 392 2017 2018 2017 2018 (1) Includes fund management fees and consortia management fees; (2) Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations net of Retained Claims and Selling Expenses; (3) Does not include Latin America (ex-Brazil) 11

# Non-Interest Expenses

**Forecast:** Non-Interest Expenses 0.5% 3.5%

**5.0%** Realized

| In R$ billions | 2018 | 2017 | Δ |
|---|---|---|---|
| Personnel Expenses | (20.9) | (20.2) | 3.7% |
| Administrative Expenses | (15.9) | (15.8) | 0.6% |
| **Personnel Expenses and Administrative Expenses** | **(36.9)** | **(36.0)** | **2.3%** |
| Operating Expenses | (4.4) | (4.9) | -11.0% |
| Other Tax Expenses [1] | (0.3) | (0.3) | -4.8% |
| **Total Brazil ex-Citibank** | **(41.6)** | **(41.3)** | **0.7%** |
| Latin America (ex-Brazil) [2] | (6.5) | (5.4) | 19.1% |
| Citibank | (1.3) | (0.3) | - |
| **Total** | **(49.4)** | **(47.0)** | **5.0%** |

(1) Includes IPTU, IPVA, IOF and other. Does not include PIS, Cofins and ISS; (2) Does not consider overhead allocation.

## Efficiency Ratio



64.2
63.3
62.7
62.2
61.2
46.4
47.0
47.4
47.7
47.6
4Q17
1Q18
2Q18
3Q18
4Q18
Trailing 12-month E.R (%)
Trailing 12-month R.A.E.R (%)

12

# Capital and Payout

## Full aplication of Basel III rules | December 31, 2018


13.5%
0.6%
12.9%
3.1%
-0.8%
-0.3%
0.4%
15.9%
1.0%
14.9%
-2.4%
13.5%
1.0%
12.5%
Tier I Dec-17
Net Income and other Equity changes
Dividends, IOC and shares buyback
Assets deductions and RWA
Aditional Tier 1 Capital issued on Mar-18 and exchange rate variation
Tier I Dec-18
Additional dividends and IOC
Tier I - Dec-18 after additional dividends and IOC
Common Equity Tier I (CET I)
Additional Tier I (AT1)

## Payout and Shares Buyback


49.3%
4.3%
45.0%
83.0%
12.4%
70.6%
89.2%
2.0%
87.2%
2016
2017
2018
Shares Buyback
Payout

## Dividend Yield [1]

**7.5%**

in 2018


22.9
Dividends and IOC [2]
In R$ Billions
16.4
6.0
0.5
2018
Reserved in Equity
Paid and provisioned
Shares Buyback

(1) Considers the payout of 89.2% and the average daily closing price in 2018; (2) Dividends and IOC net of taxes.

13

# Distribution of Added Value [1]


OTHER
R$1.5 bn
REINVESTMENTS
R$2.1 bn
SHAREHOLDERS
R$24.4 bn
TAXES, FEES AND CONTRIBUTIONS
R$23.3 bn
EMPLOYEES
R$21.6 bn
2%
3%
32%
73.0 bn
33%
30%
Controllers
Non-Controllers
6%
1%
24.4 bn
26%
Free Float
Approximately 150 thousand direct shareholders
Approximately 1 million indirect shareholders [2] in Brazil

(1) Includes recurring net income and the reclassification of hedge tax effects of investments abroad to the financial margin; (2) Indirect shareholders are individuals or institutional investors who have indirectly bought our shares through an investment fund.

14

# Translating strategy into action

## Client Centricity

- Implementation of client satisfaction measurement program (NPS)
- Development of an open insurance platform
- Launch of Pop Credicard machines' family
- Digital branches to very small companies
- First installment of personal loan in up to 90 days
- RATE ZERO — Zero carrying rate to Pension Plans and Treasury custody
- Launch of Itaú Keyboard, to transfer money without leaving the app you are using
- Launch of Apple Pay and Samsung Pay

## People Management

### Dress Code Flexibility for Employees

Go As I Am

### New Working Methods

Mobility, Home Office e Communities

30 communities in the bank
+ 6 thousand employees working on this new model

### Working to increase diversity...

A bank of all colors

Appreciation and respect for what people are, regardless of race, gender, sexual orientation, religion, age, etc.

| Women's Empowerment campaign | LGBT+ Diversity week | racial Diversity week |
|---|---|---|

## Digital Transformation

### Digital channel numbers

+ 600 thousand individual accounts opened with Abreconta app in 2018

Almost 100 thousand accounts opened in Nov-18

+ 11 milliion individuals using our digital channels

### Intensifying the adoption of Cloud

22 thousand hours of training* to + 800 employees

*in Cloud and other modern technology capabilities

### + 40 new functions on mobile channels

318 updates in all of our apps in 2018 › Average of 2 updates per month by app

### New Cubo opening

4 times more space | startups | partners | residents

728 business with corporates,
+ 60 projects with Itaú Unibanco

15

About 2019 16About 2019 16

2019 Macroeconomic Outlook 2016 2017 2018 ¹ 2019 GDP - World 3.8% 3.7% 3.5% 3.3% 1.3% 2.5% GDP - Brazil 1.1% -3.3% 6.3% 2 3.7% 3.9% Inflation 2.9% 3 Selic 13.7% 7.0% 6.5% 6.5% 12.7% 12.5% 12.3% 4 Unemployment 11.6% 5 Dollar (R$) 3.88 3.90 3.26 3.31 (1) GDP data projected; (2) IPCA; (3) End of períod; (4) National unemployment rate - seasonally adjusted; (5) FX Rate in R$. 172019 Macroeconomic Outlook 2016 2017 2018 ¹ 2019 GDP - World 3.8% 3.7% 3.5% 3.3% 1.3% 2.5% GDP - Brazil 1.1% -3.3% 6.3% 2 3.7% 3.9% Inflation 2.9% 3 Selic 13.7% 7.0% 6.5% 6.5% 12.7% 12.5% 12.3% 4 Unemployment 11.6% 5 Dollar (R$) 3.88 3.90 3.26 3.31 (1) GDP data projected; (2) IPCA; (3) End of períod; (4) National unemployment rate - seasonally adjusted; (5) FX Rate in R$. 17

# 2019 Forecast

| | Consolidated | Brazil [1] |
|---|---|---|
| Total Credit Portfolio [2] | 8.0% — 11.0% | 8.0% — 11.0% |
| Financial Margin with Clients | 9.5% — 12.5% | 9.5% — 12.5% |
| Financial Margin with the Market | R$4.6 bn — R$5.6 bn | R$3.6 bn — R$4.6 bn |
| Cost of Credit [3] | R$14.5 bn — R$17.5 bn | R$12.5 bn — R$15.5 bn |
| Commissions and Fees and Results from Insurance Operations [4] | 3.0% — 6.0% | 3.0% — 6.0% |
| Non-Interest Expenses | 5.0% — 8.0% | 5.5% — 8.5% |
| Effective Tax Rate | 31.0% — 33.0% | 32.0% — 34.0% |

(1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of Result from Loan Losses, Impairment and Discounts Granted; (4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses.

18

Appendix 19Appendix 19

Business Model In R$ billions 2018 2017 Δ Insurance Excess Insurance Excess Insurance Excess Consolidated Consolidated Consolidated Credit Trading Credit Trading Credit Trading & Services Capital & Services Capital & Services Capital Operating Revenues 111.8 56.9 1.6 51.5 1.7 109.3 5 6.1 1.6 4 8.8 2.7 2 .5 0.8 0.0 2.7 (1.0) Managerial Financial Margin 69.1 45.5 1 .6 20.3 1.7 68.5 45.6 1.6 1 8.6 2 .7 0.6 (0.1) 0.0 1 .7 (1.0) Commissions and Fees 35 .1 1 1.4 0.0 2 3.6 - 33.0 1 0.5 0.0 2 2.5 - 2 .1 0 .9 (0.0) 1.2 - Result from Insurance ¹ 7.7 - - 7.7 - 7.8 - - 7 .8 - (0.1) - - (0.1) - Cost of Credit (14.1) (14.1) - - - (18.0) (18.0) - - - 3.9 3.9 - - - Retained Claims (1.2) - - (1.2) - (1.3) - - (1.3) - 0.0 - - 0.0 - Non-Interested Expenses (57.1) (27.1) (0.9) (29.0) (0.1) (53.8) (26.0) (0.5) (27.1) (0.1) (3.2) (1.0) (0.3) (1.9) 0.0 and Other Expenses ² Recurring Net Income 25.7 9.2 0.5 1 4.3 1.7 24.9 8.3 0 .7 13.5 2.4 0 .9 0.9 (0.2) 0 .8 (0.7) Average Regulatory Capital 123.8 61.8 1.5 38.0 22.5 120.2 5 8.1 2.0 29.6 30.4 3.6 3.7 (0.6) 8.4 (7.9) Value Creation 9.2 0.9 0.3 9. 3 (1.3) 8.2 0.1 0.4 9.6 (1.8) 1.0 0 .9 (0.1) (0.3) 0 .6 10 bps 60 bps -120 bps -780 bps -20 bps Recurring ROE 21.9% 14.9% 34.2% 37.6% 7.7% 21.8% 14.3% 35.4% 45.4% 7.9% (1) Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries. 20Business Model In R$ billions 2018 2017 Δ Insurance Excess Insurance Excess Insurance Excess Consolidated Consolidated Consolidated Credit Trading Credit Trading Credit Trading & Services Capital & Services Capital & Services Capital Operating Revenues 111.8 56.9 1.6 51.5 1.7 109.3 5 6.1 1.6 4 8.8 2.7 2 .5 0.8 0.0 2.7 (1.0) Managerial Financial Margin 69.1 45.5 1 .6 20.3 1.7 68.5 45.6 1.6 1 8.6 2 .7 0.6 (0.1) 0.0 1 .7 (1.0) Commissions and Fees 35 .1 1 1.4 0.0 2 3.6 - 33.0 1 0.5 0.0 2 2.5 - 2 .1 0 .9 (0.0) 1.2 - Result from Insurance ¹ 7.7 - - 7.7 - 7.8 - - 7 .8 - (0.1) - - (0.1) - Cost of Credit (14.1) (14.1) - - - (18.0) (18.0) - - - 3.9 3.9 - - - Retained Claims (1.2) - - (1.2) - (1.3) - - (1.3) - 0.0 - - 0.0 - Non-Interested Expenses (57.1) (27.1) (0.9) (29.0) (0.1) (53.8) (26.0) (0.5) (27.1) (0.1) (3.2) (1.0) (0.3) (1.9) 0.0 and Other Expenses ² Recurring Net Income 25.7 9.2 0.5 1 4.3 1.7 24.9 8.3 0 .7 13.5 2.4 0 .9 0.9 (0.2) 0 .8 (0.7) Average Regulatory Capital 123.8 61.8 1.5 38.0 22.5 120.2 5 8.1 2.0 29.6 30.4 3.6 3.7 (0.6) 8.4 (7.9) Value Creation 9.2 0.9 0.3 9. 3 (1.3) 8.2 0.1 0.4 9.6 (1.8) 1.0 0 .9 (0.1) (0.3) 0 .6 10 bps 60 bps -120 bps -780 bps -20 bps Recurring ROE 21.9% 14.9% 34.2% 37.6% 7.7% 21.8% 14.3% 35.4% 45.4% 7.9% (1) Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries. 20

Results In R$ Billions 4Q18 3Q18 Δ 2018 2017Δ Operating Revenues 28.5 27.9 2.1% 111.8 109.3 2.3% Managerial Financial Margin 17.4 17.4 -0.2% 69.1 68.5 0.8% Financial Margin with Clients 16.2 16.2 0.5% 63.6 62.2 2.2% Financial Margin with the Market 1.1 1.3 -8.5% 5 .5 6.3 -12.7% Commissions and Fees 9.2 8 ..6 6.5% 3 5.1 33.0 6.3% 1.9 1.9 2.1% 7.7 7.8 -1.5% Result from Insurance ¹ Cost of Credit (3.4) (3.3) 4.7% (14.1) (18.0) -21.9% Provision for Loan Losses (3.8) (3.9) -2.8% (16.1) (19.1) -15.8% Impairment (0.3) (0.1) 203.5% (0.5) (1.1) -50.1% Discounts Granted (0.3) (0.3) 9.6% (1.2) (1.1) 4.3% Recovery of Loans Written Off as Losses 1.0 1.0 -5.3% 3.7 3 .3 12.5% Retained Claims (0.3) (0.3) -8.1% (1.2) (1.3) -3.7% Other Operating Expenses (14.7) (14.3) 2.8% (56.3) (53.8) 4.7% Non-Interest Expenses (12.8) (12.6) 1.2% (49.4) (47.0) 5.0% (1.9) (1.6) 15.5% (6.9) (6.7) 2.8% Tax Expenses and Other ² Income before Tax and Minority Interests 10.1 10.0 0.4% 40.2 36.2 11.0% Income Tax and Social Contribution (3.4) (3.4) -2.0% (13.7) (11.3) 21.6% Minority Interests in Subsidiaries (0.2) (0.2) 58.2% (0.8) (0.1) 977.4% Recurring Net Income 6 .5 6.5 0.4% 25.7 2 4.9 3.4% (1) Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries. 21Results In R$ Billions 4Q18 3Q18 Δ 2018 2017Δ Operating Revenues 28.5 27.9 2.1% 111.8 109.3 2.3% Managerial Financial Margin 17.4 17.4 -0.2% 69.1 68.5 0.8% Financial Margin with Clients 16.2 16.2 0.5% 63.6 62.2 2.2% Financial Margin with the Market 1.1 1.3 -8.5% 5 .5 6.3 -12.7% Commissions and Fees 9.2 8 ..6 6.5% 3 5.1 33.0 6.3% 1.9 1.9 2.1% 7.7 7.8 -1.5% Result from Insurance ¹ Cost of Credit (3.4) (3.3) 4.7% (14.1) (18.0) -21.9% Provision for Loan Losses (3.8) (3.9) -2.8% (16.1) (19.1) -15.8% Impairment (0.3) (0.1) 203.5% (0.5) (1.1) -50.1% Discounts Granted (0.3) (0.3) 9.6% (1.2) (1.1) 4.3% Recovery of Loans Written Off as Losses 1.0 1.0 -5.3% 3.7 3 .3 12.5% Retained Claims (0.3) (0.3) -8.1% (1.2) (1.3) -3.7% Other Operating Expenses (14.7) (14.3) 2.8% (56.3) (53.8) 4.7% Non-Interest Expenses (12.8) (12.6) 1.2% (49.4) (47.0) 5.0% (1.9) (1.6) 15.5% (6.9) (6.7) 2.8% Tax Expenses and Other ² Income before Tax and Minority Interests 10.1 10.0 0.4% 40.2 36.2 11.0% Income Tax and Social Contribution (3.4) (3.4) -2.0% (13.7) (11.3) 21.6% Minority Interests in Subsidiaries (0.2) (0.2) 58.2% (0.8) (0.1) 977.4% Recurring Net Income 6 .5 6.5 0.4% 25.7 2 4.9 3.4% (1) Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries. 21

# Digital Transformation

## Use of Digital Channels [1]

**Individuals** (in millions)



8.6
9.6
11.1
Dec-16
Dec-17
Dec-18

**Companies** (in millions)



1.0
1.1
1.1
Dec-16
Dec-17
Dec-18

## % of transactions through digital channels

| | 2016 | 2018 |
|---|---|---|
| Credit | 16% | 19% |
| Investments | 31% | 41% |
| Payments | 61% | 76% |

Note: Share of digital channels in the volume (R$) of transactions in the Retail Bank segment

## New Individuals accounts (in thousands)



Brick and Mortar Branches
Itaú
Abreconta App
952
1,037
1,007
1,108
1,073
61
91
127
165
225
4Q17
1Q18
2Q18
3Q18
4Q18

## % digital operations on the Retail Operating Revenues



23%
77%
31%
69%
2016
2018
Digital
Branches
Brick and Mortar
Branches

**Efficiency Ratio**
of branches in 2018

**26%** Digital

**71%** Brick and Mortar

(1) Internet, mobile and SMS on Retail Bank.

22

Learn more about our result www.itau.com.br/investor-relations 23Learn more about our result www.itau.com.br/investor-relations 23

Conference Call 2018 Earnings Review Candido Botelho Bracher President and CEO Milton Maluhy Filho Executive Vice-President, CFO and CRO Alexsandro Broedel Executive Finance Director and Head of Investor Relations 24Conference Call 2018 Earnings Review Candido Botelho Bracher President and CEO Milton Maluhy Filho Executive Vice-President, CFO and CRO Alexsandro Broedel Executive Finance Director and Head of Investor Relations 24